2007 ANNUAL REPORT



FOCUS

FIRST HORIZON
NATIONAL CORPORATION

FOCUS



Photo by Tracie Pannell, Employee
Memphis, TN

on OUR STRENGTHS

At the core of every successful organization is a fundamental strength. It offers stability when the path to profitability narrows.

At First Horizon National Corp., we believe the strength at the heart of our organization has always been and remains our Tennessee banking business. For more than 140 years, it has been the foundation upon which we've built countless customer relationships.

So as we look out upon a difficult environment, we do it with confidence. Our core strength, along with our valuable capital markets business, equips us to move ahead and overcome the challenges that stand in our way. And it's with a renewed focus on this strength – and the stability and opportunity it provides – that we embark along the path to our next 140 years.

A STRONG REGIONAL FINANCIAL SERVICES COMPANY

First Horizon is a financial services company with approximately 10,000 employees. We are one of the nation's top 30 bank holding companies in asset size, with $37.0 billion in assets at year-end. We are recognized as one of the nation's best employers by AARP and Working Mother magazines. Our company also was named one of the nation's 100 best corporate citizens by CRO magazine.

In 2007 we refocused our business strategy:

- Concentrated banking investments in Tennessee
- Leveraged First Tennessee banking franchise regionally
- Reduced mortgage exposure and national real estate lending
- Improved efficiency and productivity
- Continued diversification of capital markets business, FTN Financial

a BeTTeR HORIZOn In VIeW

CEO MESSAGE:

When I reflect on 2007, I think of a year with unusual challenges that tested our resolve and changed our organization. Although much was accomplished, we know we have a lot of work ahead, and we will continue to make decisions that will reward shareholders over the long term.

The source of much of our adversity was a strategy that emphasized national real estate lending. During a period of increasingly unfavorable credit conditions and deteriorating housing values nationally, our mortgage business incurred operating losses and our national construction lending portfolios' credit quality deteriorated.

These conditions led us to adjust our strategy to create a more appropriately sized mortgage company and to refocus on our strengths in retail/commercial banking. The result is to shift capital away from and reduce our exposure to the more volatile, lower-return national mortgage business. During 2007 and continuing into 2008, we significantly downsized our mortgage sales force, sold $7.3 billion of our mortgage servicing portfolio, curtailed national construction lending, and ceased national home builder and commercial real estate lending to focus our lending in Tennessee and the Southeast. As asset quality in our national portfolios deteriorated, we also increased our reserves for loan losses, and, as of last month, we divested the majority of our First Horizon Banks.

We are a statewide market leader, with leading market share in four of Tennessee's five major markets.

Another significant action we took was to lower our dividend from $0.45 per share to $0.20 per share. This was a difficult decision, but we did not make it lightly; it should have a positive effect on capital ratios as we face serious ongoing challenges in the banking environment.

Amidst these tough challenges, our fundamentals are strong. We experienced continued growth of our traditional Tennessee banking franchise, and we see even more opportunities ahead for market share growth. We are a statewide market leader, with leading market share in four of Tennessee's five major markets. We can improve our position even more by building new financial centers with a particular emphasis on Middle Tennessee, the one region in which we don't have a leading market share, growing deposits and wealth management services and adding top talent to further improve our performance.

And our banking business is more than Tennessee. First Tennessee has had customers throughout the Southeast for decades, and we've added regional commercial lending offices in nearby states in recent years.

CUSTOMER MARKET SHARE



28%
MID-SOUTH
11%
MIDDLE
24%
SOUTHEAST
27%
EAST
22%
NORTHEAST

By focusing on our fundamental strengths, we are positioning the company for better long-term returns on capital and shareholder value.

We also are focused on our capital markets group, which rebounded nicely late in the year after experiencing the adverse impacts of credit market disruptions in third quarter. We expect this historically successful fixed income sales business to continue to benefit in response to the Fed's recent rate reductions and other market factors. We also continue to diversify into sales of other products, including structured finance, investment banking, equity research, loan sales and portfolio advisory services.



Photo by Tracie Pannell, Employee
Memphis, TN

We also saw, and will continue to see, additional opportunities to be more efficient and productive. In 2007 we put in place important efficiency initiatives and have now achieved our $175 million annual cost-reduction target. We will continue to focus on realizing additional efficiency improvements in 2008.

Since 2006 we've reduced our number of employees by more than 20 percent. It was not easy, but the strength of our culture is showing even in the tough times. Our workforce is committed to making the changes that are appropriate in this environment. We have outstanding people, and they are empowered to build better relationships with our customers.

The future of the economy remains unclear, but our mission is not. By focusing on our fundamental strengths, we are positioning the company for better long-term returns on capital and shareholder value.

Sincerely,

Gerald L. Baker
President and Chief Executive Officer
March 1, 2008

FINANCIAL INFORMATION AND DISCUSSION

TABLE OF CONTENTS

SELECTED FINANCIAL AND OPERATING DATA

(Dollars in millions except per share data)	**2007**	2006	2005	2004	2003	2002
(Loss)/income from continuing operations	**$ (174.9)**	$ 250.8	$ 410.7	$ 430.1	$ 445.2	$ 355.3
Income from discontinued operations, net of tax	**4.8**	210.8	17.1	15.6	7.4	6.6
(Loss)/income before cumulative effect of changes in accounting principle	**(170.1)**	461.6	427.8	445.7	452.6	361.9
Cumulative effect of changes in accounting principle, net of tax	**-**	1.3	(3.1)	-	-	-
Net (loss)/income	**(170.1)**	462.9	424.7	445.7	452.6	361.9
Common Stock Data						
(Loss)/earnings per common share from continuing operations	**$ (1.39)**	$ 2.02	$ 3.27	$ 3.45	$ 3.51	$ 2.80
(Loss)/earnings per common share before cumulative effect of changes in accounting principle	**(1.35)**	3.71	3.41	3.57	3.57	2.86
(Loss)/earnings per common share	**(1.35)**	3.72	3.38	3.57	3.57	2.86
Diluted (loss)/earnings per common share from continuing operations	**(1.39)**	1.96	3.17	3.35	3.40	2.73
Diluted (loss)/earnings per common share before cumulative effect of changes in accounting principle	**(1.35)**	3.61	3.31	3.47	3.46	2.78
Diluted (loss)/earnings per common share	**(1.35)**	3.62	3.28	3.47	3.46	2.78
Cash dividends declared per common share	**1.80**	1.80	1.74	1.63	1.30	1.05
Year-end book value per common share	**16.83**	19.61	18.46	16.66	15.26	13.56
Closing price of common stock per share:						
High	**45.13**	42.76	44.55	48.01	47.98	40.45
Low	**18.00**	37.20	35.13	41.59	36.14	30.05
Year-end	**18.15**	41.78	38.44	43.11	44.10	35.94
Dividends per common share/year-end closing price	**9.9%**	4.3%	4.5%	3.8%	2.9%	2.9%
Dividends per common share/diluted earnings per common share	**NM**	49.7	53.0	47.0	37.6	37.8
Price/earnings ratio	**NM**	11.5x	11.7x	12.4x	12.7x	12.9x
Market capitalization	**$ 2,303.8**	$ 5,246.4	$ 4,888.7	$ 5,368.0	$ 5,552.0	$ 4,553.9
Average shares (thousands)	**125,843**	124,453	125,475	124,730	126,765	126,714
Average diluted shares (thousands)	**125,843**	127,917	129,364	128,436	130,876	130,221
Period-end shares outstanding (thousands)	**126,366**	124,866	126,222	123,532	124,834	125,600
Volume of shares traded (thousands)	**463,266**	176,158	162,220	173,177	176,528	139,946
Selected Average Balances						
Total assets	**$38,175.4**	$38,764.6	$36,560.4	$27,305.8	$25,133.6	$20,704.0
Total assets – divestiture	**123.1**	-	-	-	-	-
Total loans*	**22,106.7**	21,504.2	18,334.7	15,440.5	12,679.8	10,645.6
Total loans held for sale – divestiture	**117.8**	-	-	-	-	-
Investment securities	**3,380.2**	3,481.5	2,906.2	2,471.1	2,563.5	2,480.3
Earning assets	**33,405.4**	34,042.3	31,976.2	23,740.3	21,347.5	17,411.3
Deposits	**20,313.8**	22,751.7	23,015.8	17,635.5	16,111.6	13,674.8
Total deposits – divestiture	**95.3**	-	-	-	-	-
Long-term debt	**6,567.7**	5,062.4	2,560.1	2,248.0	1,342.9	685.5
Shareholders' equity	**2,423.5**	2,423.0	2,177.0	1,937.7	1,829.4	1,592.5
Selected Period-End Balances						
Total assets	**$37,015.5**	$37,918.3	$36,579.1	$29,771.7	$24,506.7	$23,823.1
Total assets – divestiture	**305.7**	-	-	-	-	-
Total loans*	**22,103.5**	22,104.9	20,612.0	16,441.9	14,021.3	11,369.8
Total loans held for sale – divestiture	**289.9**	-	-	-	-	-
Investment securities	**3,032.8**	3,923.5	2,941.2	2,704.6	2,491.1	2,716.7
Earning assets	**31,785.6**	32,353.3	31,606.7	25,975.9	20,641.8	20,016.2
Deposits	**17,032.3**	20,213.2	23,317.6	19,757.0	15,855.4	16,149.8
Total deposits – divestiture	**230.4**	-	-	-	-	-
Long-term debt	**6,828.4**	5,836.4	3,437.6	2,616.4	1,726.8	929.7
Shareholders' equity	**2,135.6**	2,462.4	2,347.5	2,074.1	1,921.6	1,717.9
Selected Ratios						
Return on average shareholders' equity from continuing operations	**(7.22)%**	10.35%	18.87%	22.19%	24.34%	22.31%
Return on average shareholders' equity before cumulative effect of changes in accounting principle	**(7.02)**	19.05	19.65	23.00	24.74	22.73
Return on average shareholders' equity	**(7.02)**	19.11	19.51	23.00	24.74	22.73
Return on average assets from continuing operations	**(.46)**	.65	1.12	1.58	1.77	1.72
Return on average assets before cumulative effect of changes in accounting principle	**(.45)**	1.19	1.17	1.63	1.80	1.75
Return on average assets	**(.45)**	1.19	1.16	1.63	1.80	1.75
Net interest margin	**2.82**	2.93	3.08	3.61	3.78	4.35
Allowance for loan losses to loans*	**1.55**	.98	.92	.96	1.15	1.27
Net charge-offs to average loans*	**.60**	.26	.20	.27	.54	.93
Period-end shareholders' equity to period-end assets	**5.77**	6.49	6.42	6.97	7.84	7.21
Average tangible equity to average tangible assets	**5.56**	5.39	4.97	6.36	6.48	6.82

NM – not meaningful
* Net of unearned income.
See accompanying notes to consolidated financial statements.
Certain previously reported amounts have been reclassified to agree with current presentation.

FIRST HORIZON NATIONAL CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

GENERAL INFORMATION

First Horizon National Corporation (FHN) is a national financial services institution. From a small community bank chartered in 1864, FHN has grown to be one of the top 30 largest bank holding companies in the United States in terms of asset size.

FHN's 10,000 employees provide a broad array of financial services to individual and business customers through hundreds of offices located across the United States.

AARP and Working Mother magazine have recognized FHN as one of the nation's best employers. FHN also was named one of the nation's 100 best corporate citizens by CRO magazine.

FHN provides a broad array of financial services to its customers through three national businesses. The combined strengths of our businesses create an extensive range of financial products and services. In addition, the corporate segment provides essential support within the corporation.

- Retail/Commercial Banking offers financial products and services, including traditional lending and deposit taking, to retail and commercial customers. Additionally, the retail/commercial bank provides investments, insurance, financial planning, trust services and asset management, credit card, cash management, check clearing, and correspondent services.
- Mortgage Banking helps provide home ownership through First Horizon Home Loans, a division of First Tennessee Bank National Association (FTBNA), which operates offices in 41 states and is one of the top 20 mortgage servicers and top 20 originators of mortgage loans to consumers. This segment consists of core mortgage banking elements including originations and servicing and the associated ancillary revenues related to these businesses.
- Capital Markets provides a broad spectrum of financial services for the investment and banking communities through the integration of traditional capital markets securities activities, structured finance, equity research, investment banking, loan sales and portfolio advisory services.
- Corporate consists of unallocated corporate expenses including restructuring, repositioning and efficiency initiatives, expense on subordinated debt issuances and preferred stock, bank-owned life insurance, unallocated interest income associated with excess equity, net impact of raising incremental capital, revenue and expense associated with deferred compensation plans, funds management, and venture capital.

For the purpose of this management's discussion and analysis (MD&A), earning assets have been expressed as averages, and loans have been disclosed net of unearned income. The following financial discussion should be read with the accompanying consolidated financial statements and notes. A glossary is included at the end of the MD&A to assist with terminology.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements with respect to FHN's beliefs, plans, goals, expectations, and estimates. Forward-looking statements are statements that are not a representation of historical information but rather are related to future operations, strategies, financial results or other developments. The words "believe," "expect," "anticipate," "intend," "estimate," "should," "is likely," "will," "going forward," and other expressions that indicate future events and trends identify forward-looking statements. Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, operational, economic and competitive uncertainties and contingencies, many of which are beyond a company's control, and many of which, with respect to future business decisions and actions (including acquisitions and divestitures), are subject to change. Examples of uncertainties and contingencies include, among other important factors, general and local economic and business conditions; recession or other economic downturns, expectations of and actual timing and amount of interest rate movements, including the slope of the yield curve (which can have a significant impact on a financial services institution); market and monetary fluctuations; inflation or deflation; customer and investor responses to these conditions; the financial condition of borrowers and other counterparties; competition within and outside the financial services industry; geopolitical developments including possible terrorist activity; natural disasters; effectiveness of FHN's hedging practices; technology; demand for FHN's product offerings; new products and services in the industries in which FHN operates; and critical accounting estimates. Other factors are those inherent in originating, selling and servicing loans including prepayment risks, pricing concessions, fluctuation in U.S. housing prices, fluctuation of collateral values, and changes in customer profiles. Additionally, the actions of the Securities and Exchange Commission (SEC), the Financial Accounting Standards Board (FASB), the Office of the Comptroller of the Currency (OCC), the Board of Governors of the Federal Reserve System (Federal Reserve), Financial Industry Regulatory Authority (FINRA), and other regulators; regulatory and judicial proceedings and changes in laws and regulations applicable to FHN; and FHN's success in executing its business plans and strategies and managing the risks involved in the foregoing, could cause actual results to differ. FHN assumes no obligation to update any forward-looking statements that are made from time to time. Actual results could differ because of several factors, including those presented in this Forward-Looking Statements section, in other sections of this MD&A, in Item 1A of FHN's 2007 annual report on Form 10-K, and in other parts of that annual report.

FINANCIAL SUMMARY

For 2007 FHN reported a loss of $170.1 million, or $1.35 diluted loss per share compared to earnings of $462.9 million, or $3.62 diluted earnings per share in 2006.

Comparisons between reported earnings are directly and significantly affected by a number of factors in both 2007 and 2006. Several significant items including housing and credit market disruptions, increased provisioning, restructuring, repositioning and efficiency initiatives, and goodwill impairment impacted FHN's performance in 2007. The sale of FHN's national merchant processing business and related transactions had a significant impact on 2006 results. Further details on these and other items of significance impacting 2006 are presented below.

Assessment of the results of operations for 2007 requires an understanding of the causes and effects of dislocations within credit markets which existed during the latter half of the year. As higher levels of borrower defaults on adjustable rate loans were experienced throughout the industry in 2007 (primarily occurring upon repricing of the loans to higher interest rates), investor appetite for all types of credit structures was severely curtailed. As a result of increasing credit risk aversion by investors, coupon rates for all credit structures increased and FHN was adversely impacted by spread widening. Additionally, a combination of credit risk aversion and an increased supply of available residential real estate triggered a decline in collateral values within certain housing markets.

Within Mortgage Banking operations, the widening of credit spreads resulted in declines in gain on sale margins. For assets that remained on the Consolidated Statements of Condition which are accounted for at fair value or the lower of cost or market, the wider credit spreads were utilized in valuation methodologies and produced lower asset values in comparison to prior periods, including lower of cost or market adjustments to the loan warehouse. Further, estimated market values for less liquid retained interests declined due to the higher discount rates and more emphasis on broker price discovery in valuations.

Similarly, the Retail/Commercial Banking segment experienced limited demand for consumer loan sales. This segment also recognized adjustments to reflect the market value of consumer loans held for sale and lower values of residual interests related to prior securitizations. Additionally, given the market's reduced appetite for credit products, structured finance fees, including fees from pooled trust preferred transactions, within the Capital Markets segment were adversely affected by lower transaction volumes and wider credit spreads.

The increase in provision for loan losses in 2007 compared to 2006 was largely attributable to recognition of inherent losses within its residential construction portfolios – one-time close and homebuilder – from discontinued product structures and higher-risk national markets such as Florida, California, Virginia, Georgia and Nevada.

Following an updated valuation based on strategic cash flow projections and market-to-book values, FHN incurred a fourth quarter 2007 non-cash pre-tax impairment charge of $71.1 million for the write-down of goodwill associated with the Mortgage Banking business segment. FHN engaged an independent valuation firm to assist in computing the fair value estimate for the impairment assessment by utilizing two separate valuation methodologies and applying a weighted average to each methodology in order to determine fair value for the Mortgage Banking business segment. The valuation methodologies utilized included a discounted cash flow valuation technique and a comparison of the average price to book value of comparable businesses.

Throughout 2007, FHN conducted an ongoing, company-wide review of business practices with the goal of improving overall profitability and productivity. Management announced its intention to sell 34 full-service First Horizon Bank branches in its national banking markets, as well as plans to right size First Horizon Home Loans' mortgage banking operations and balance sheet utilization and to downsize national lending operations, in order to redeploy capital to higher-return businesses. Total net charges of $98.7 million were recognized in 2007 related to restructuring, repositioning and efficiency initiatives. See Table 1 for further details.

Also impacting results in 2007 were $55.7 million of expenses related to the recognition of a contingent guarantee related to VISA's litigation matters. Any expense recognized related to this contingent guarantee is expected to reverse upon VISA's anticipated completion of its initial public offering.

Return on average shareholders' equity and return on average assets for 2007 were (7.02) percent and (.45) percent, respectively, compared to 19.1 percent and 1.19 percent in 2006. Total assets were $37.0 billion and shareholders' equity was $2.1 billion on December 31, 2007, compared to $37.9 billion and $2.5 billion, respectively, on December 31, 2006.

FHN's performance in 2006 was impacted by a gain related to the divestiture of merchant processing operations and transactions through which the incremental capital provided by the divestiture was utilized. Additionally, performance in 2006 was impacted by estimated settlement costs related to a class action lawsuit, various other transactions and accounting matters.

On March 1, 2006, FHN sold its national merchant processing business for an after-tax gain of $209 million. This divestiture was accounted for as a discontinued operation, and accordingly, current and prior periods were adjusted to exclude the impact of merchant operations from the results of continuing operations. In tandem with the merchant sale, FHN purchased 4 million shares of its common stock to minimize the potentially dilutive effect of the merchant divestiture on future earnings per share. Also included in results from continuing operations are net securities losses of $65.6 million, predominantly related to repositioning approximately $2.3 billion of investment securities, net of gains from the sale of MasterCard, Inc. securities and venture capital investments.

Various other items impacted results from continuing operations in 2006, including estimated settlement costs of $21.9 million for a class action lawsuit (see also Note 18 – Restrictions, Contingencies and Other Disclosures for additional detail). In addition, revenues in 2006 were negatively impacted by a $15.6 million cumulative adjustment related to derivative transactions used in hedging strategies to manage interest rate risk that management determined did not qualify for hedge accounting under the "short cut" method (see also Note 25 – Derivatives and Off-Balance Sheet Arrangements for additional detail). A pre-tax loss of $12.7 million was recognized from the sale of home equity lines of credit (HELOC) upon which the borrowers had not drawn funds. The loss represented deferred loan origination costs, generally recognized over the life of the loan, which were recognized when the line of credit was sold. Retail/Commercial banking experienced losses due to certain misrepresentations within the construction lending business and due to a customer initiated deposit scheme in the full-service banking markets. Mortgage banking experienced foreclosure losses and other expenses related to nonprime mortgage loans. In addition, expenses associated with devaluing collectible coin related inventories, consolidating operations and closing offices, incremental expenditures on technology and compensation expense related to early retirement, severance and retention were recognized in 2006.

BUSINESS LINE REVIEW

Retail/Commercial Banking

Pre-tax income decreased 52 percent to $208.4 million in 2007 compared to $434.4 million in 2006. Total revenues decreased 7 percent, or $98.6 million, in 2007.

Net interest income decreased 5 percent to $870.4 million in 2007 from $920.0 million in 2006. The decrease in net interest income is primarily attributable to additional nonaccrual construction loans and the contracting housing market which created competitive pricing pressure. Net interest margin in Retail/Commercial Banking was 3.89 percent in 2007 compared to 4.21 percent in 2006 primarily driven by additional nonaccrual construction loans and higher deposit rates.

Noninterest income declined 11 percent, or $49.0 million, in 2007. Fees from deposit service charges increased 4 percent, or $6.7 million, primarily reflecting increased NSF charges and corporate cash management fees as well as deposit growth. Revenue from loan sales and securitizations decreased $22.7 million as the volume of loans delivered into the secondary markets declined. Also impacting noninterest income in 2007 were $15.7 million of unfavorable incremental market adjustments primarily related to consumer lending activities. Noninterest income from insurance commissions declined $15.1 million primarily due to the sale of two insurance subsidiaries in 2006.

The provision for loan losses increased to $265.2 million in 2007 from $83.2 million in 2006. This increase primarily reflects deterioration in national homebuilder and one-time close construction loans.

Noninterest expense was $795.5 million in 2007 compared to $850.1 million in 2006. In 2007 noninterest expense declined from a combination of reduced variable compensation costs on loan originations as well as the effects of efficiency initiatives. Prior year expense reflected costs associated with inventory valuation and closing of retail sites in the coin commodity business; incremental costs associated with national businesses; losses due to certain misrepresentations within the construction lending business and due to a customer initiated deposit scheme in the full-service banking markets, consolidation of remittance processing operations and office closings; and early retirement and severance costs.

Mortgage Banking

Pre-tax loss was $336.0 million in 2007 compared to pre-tax income of $3.2 million in 2006. Total revenues decreased 65 percent or $311.0 million in 2007 to $167.7 million.

Net interest income decreased 18 percent to $76.5 million in 2007 from $93.4 million in 2006. Net interest income was negatively impacted by a 7 percent decline in the average warehouse and the flattening and inversion of the yield curve which resulted in compression of the spread on the warehouse. Spread on the warehouse was 1.28 percent in 2007 compared to 1.42 percent for 2006. Also negatively impacting net interest income was the cost to fund a larger balance sheet and a decrease in borrower funds held as servicer. Net interest income was favorably impacted by $15.7 million due to the reclassification of $175 million from excess mortgage servicing rights to trading securities in second quarter 2007. This reclassification was the outcome of capital management initiatives which resulted in modification of the Pooling and Servicing Agreements (PSA) for private (non-GSE) securitizations which were active as of March 31, 2007. The modifications separated master servicing from retained yield. Offsetting the increase in net interest income was a decline in servicing fees and a decline in the change of mortgage servicing rights (MSR) value due to runoff.

Noninterest income decreased 76 percent to $91.2 million in 2007 compared to $385.3 million in 2006. Noninterest income consists primarily of mortgage banking-related revenue, net of costs, from the origination and sale of mortgage loans, fees from mortgage servicing and changes in fair value of MSR net of hedge gains or losses.

Mortgage loan origination volumes increased 1 percent to $27.4 billion in 2007 from $27.1 billion in 2006, as home purchase-related originations declined 2 percent, or $384.7 million, and refinance activity increased 6 percent, or $645.5 million. Loans delivered into the secondary market decreased 2 percent to $26.3 billion from $26.9 billion. Net revenue from origination activity decreased 62 percent to $118.4 million from $308.1 million in

2006 reflecting declines on gain on sale margins experienced in 2007 as a result of secondary market disruptions causing significant spread-widening on ARM and nonagency eligible production throughout the second half of the year.

Including the sale of approximately $7 billion of the servicing portfolio in fourth quarter 2007, the servicing portfolio grew 2 percent to $103.7 billion on December 31, 2007, from $101.4 billion on December 31, 2006. The sale reduced servicing assets by approximately $121 million. Total fees associated with mortgage servicing decreased 5 percent to $311.4 million from $328.3 million as the change in PSA reduced income by $36.2 million offset by an increase in the average servicing portfolio. Servicing hedging activities and changes in MSR value other than runoff negatively impacted net servicing revenues by $133.5 million in 2007 as compared to 2006. In 2007, there was a reduction of approximately $135 million in the carrying value of servicing assets. The ongoing disruptions in the mortgage market resulted in more emphasis on third party broker price discovery and, when available, observable market trades in valuation modeling. Additionally, the change in the value of MSR due to runoff increased net revenues by $43.9 million in 2007 as compared to 2006 of which $19.7 million is attributable to the change in PSA mentioned above.

Noninterest expense was $503.8 million in 2007 compared to $475.6 million in 2006. This increase includes goodwill impairment of $71.1 million recognized in 2007 due to an updated valuation based on strategic cash flow projections and market-to-book values. Additionally, noninterest expense was impacted by lower personnel costs, other efficiency initiatives and various legal matters.

Capital Markets

Pre-tax income decreased from $47.9 million in 2006 to $29.4 million in 2007. Total revenues were $330.6 million in 2007 compared to $380.0 million in 2006.

Revenues from products other than fixed income decreased $90.8 million to $124.4 million in 2007. Revenues from other products include fee income from activities such as structured finance, equity research, investment banking, loan sales and portfolio advisory. This decrease was primarily due to decreased fees from structured finance and equity research activities. Revenues from products other than fixed income represented 36 percent and 54 percent, respectively, of total product revenues in 2007 and 2006. Revenues from fixed income sales increased $37.5 million to $217.7 million in 2007 primarily reflecting the impact of Federal Reserve rate reductions in the second half of 2007.

Noninterest expense decreased 9 percent, or $30.9 million, to $301.2 million in 2007, primarily due to variable compensation related to the decrease in other product revenues.

Corporate

The Corporate segment's results yielded a pre-tax loss of $217.4 million in 2007 compared to a pre-tax loss of $147.4 million in 2006. See restructuring, repositioning and efficiency initiatives for further details of the $98.7 million negative impact in 2007 for these initiatives. Noninterest expense also included $55.7 million associated with the recognition of a contingent guarantee related to VISA's litigation matters. Any expense recognized is expected to reverse upon VISA's anticipated completion of its IPO. Net security losses were $1.2 million in 2007, primarily related to changes in the investment portfolio that were made to compensate for loan growth in first quarter which were offset by impairment charges of $10.4 million related to securities that, in the opinion of management, have been other-than-temporarily impaired. Net security losses were $65.6 million in 2006, primarily resulting from the restructuring of the investment portfolio in first quarter 2006, net of gains from the sale of MasterCard Inc. securities and venture capital investments. Also impacting 2006 was the negative $15.6 million cumulative impact of derivative transactions used in hedging strategies to manage interest rate risk that management determined did not qualify for hedge accounting under the "short cut" method. In addition, revenue included $7.0 million in 2007 and $15.0 million in 2006 related to deferred compensation plans, which was offset by a related $11.0 million in 2007 and $20.4 million in 2006 in expense associated with these plans.

RESTRUCTURING, REPOSITIONING, AND EFFICIENCY INITIATIVES

Throughout 2007, FHN conducted an ongoing, company-wide review of business practices with the goal of improving its overall profitability and productivity. In 2007 management announced its intention to sell 34 full-service First Horizon Bank branches in its national banking markets, as well as plans to right size First Horizon Home Loans' mortgage banking operations and to downsize FHN's national lending operations, in order to redeploy capital to higher-return businesses. Net costs recognized in the twelve months ended December 31, 2007 related to restructuring, repositioning, and efficiency activities were $98.7 million, including $52.4 million of losses related to asset impairments. Aggregate gains realized in 2007 in relation to the disposition of 15 First Horizon Bank branches of $15.7 million are included in noninterest income, while the transaction costs recognized in the fourth quarter of 2007 from selling mortgage servicing rights are recorded as a reduction of mortgage banking income in noninterest income. Provision for loan losses of $7.7 million were incurred during 2007 in relation to the divestiture of a non-strategic loan portfolio, while all other costs incurred in relation to the restructuring, repositioning, and efficiency initiatives implemented by management are included in noninterest expense. All costs associated with the initiatives implemented in 2007 are recorded as unallocated corporate charges within the Corporate segment. Significant expenses for 2007 resulted from the following actions:

- Expense of $20.4 million associated with organizational and compensation changes for right sizing operating segments and consolidating functional areas.
- Non-core business repositioning costs of $17.4 million, including costs associated with the exit of the collectible coin merchandising business and the transition of the non-prime mortgage origination business to a broker model.
- Expense of $17.2 million related to other restructuring, repositioning, and efficiency initiatives, including facilities consolidation, procurement centralization, multi-sourcing and the divestiture of certain loan portfolios.
- Costs of $24.3 million related to the divestiture of 34 full-service First Horizon Bank locations in Virginia, Maryland, Georgia, and Texas, including $13.9 million for the writedown of intangibles.
- Expense of $11.3 million related to the restructuring of mortgage operations through office closures, associated sales force decreases, and the reduction of management and support staff and downsizing of national lending operations through the reduction of consumer and construction sales forces and decreasing management, support staff and back-office costs.
- Expense of $17.4 million for asset impairments related to the discontinuance of technology projects.
- Transaction costs of $6.4 million from sales of mortgage servicing rights.

In total, $.2 million in gains were recognized in first quarter 2008 in relation to the divestiture of ten First Horizon Bank branches in Texas. The remaining nine branches in Atlanta have not been sold; see Note 18 – Restrictions, Contingencies and Other Disclosures for additional information. Additionally, pre-tax expenses of approximately $5 to $10 million are anticipated to be recognized in relation to the continuing implementation of the existing restructuring, repositioning, and efficiency initiatives through first quarter 2008. Settlement of the obligations arising from current initiatives will primarily occur in 2008 and will be funded from operating cash flows. The assets and liabilities related to the remaining First Horizon Bank branches to be sold are reflected as held-for-sale on the Consolidated Statements of Condition. The aggregate carrying amounts of transferred loans, deposits, other assets and other liabilities were $290 million, $230 million, $16 million, and $23 million, respectively, as of December 31, 2007. The effect of suspending depreciation on assets held for sale was immaterial to FHN's results of operations for 2007. As a result of impairment assessments completed in relation to two First Horizon Bank branches sold, a goodwill writedown of $13.0 million and a writedown of core deposit intangibles of $.9 million were recognized in 2007. The goodwill impairment loss was calculated using the sales price for the associated branches. The recognition of these impairment losses will have no effect on FHN's debt covenants.

Additional asset impairment losses of approximately $9.3 million were recognized in 2007 for premises and equipment associated with facilities undergoing consolidation. The fair value of such property was determined based on appraised value or discounted cash flows as of the assessment date. Other asset impairment losses recognized in 2007 consisted of $11.7 million associated with the exit of the collectible coin merchandising business and $17.4 million in relation to the discontinuance of technology projects. The impairment losses related to such intangible assets, premises and equipment, and other assets, which are recorded as unallocated corporate charges within the Corporate segment, are included in goodwill impairment and all other expense on the Consolidated Statements of Income.

As part of its strategy to reduce its national real estate portfolio, FHN announced in January 2008 that it was discontinuing national homebuilder and commercial real estate lending through its First Horizon Construction Lending offices. In addition, management continues to explore additional initiatives for profitability improvement, including opportunities for balance sheet repositioning and the redeployment of capital which may include targeted reductions of MSR.

Charges related to restructuring, repositioning, and efficiency initiatives for the twelve months ended December 31, 2007, are presented in the following table based on the income statement line item affected. See Note 26 – Restructuring, Repositioning, and Efficiency and Note 2 – Acquisitions/Divestitures for additional information.

Table 1 - Restructuring, Repositioning, and Efficiency Initiatives

(Dollars in thousands)	**2007**
Provision for loan losses related to divestiture of a loan portfolio	**$ 7,672**
Noninterest income:	
Mortgage banking	**(6,428)**
Gains on divestitures	**15,695**
Total noninterest income	**9,267**
Adjusted gross income after provision for loan losses	**1,595**
Noninterest expense:	
Employee compensation, incentives and benefits	**25,665**
Occupancy	**14,312**
Equipment rentals, depreciation and maintenance	**6,524**
Operations services	**359**
Communications and courier	**28**
Goodwill impairment	**13,010**
All other expense	**40,415**
Total noninterest expense	**100,313**
Loss before income taxes	**$ 98,718**

INCOME STATEMENT REVIEW – 2007 COMPARED TO 2006

Total consolidated revenue decreased 17 percent to $1,800.6 million from $2,163.8 million in 2006, primarily due to the contraction in mortgage banking revenue and asset quality trends associated with the downturn experienced in the housing industry, as well as, the effects of restructuring, repositioning, and efficiency initiatives. A more detailed discussion of the major line items follows.

NET INTEREST INCOME

Net interest income declined to $940.6 million in 2007 compared to $996.9 million in 2006 as earning assets declined 2 percent to $33.4 billion and interest-bearing liabilities declined 1 percent to $28.9 billion in 2007. See also the Consolidated Average Balance Sheet and Related Yields and Rates table.

The activity levels and related funding for FHN's mortgage production and servicing and capital markets activities affect the net interest margin. These activities typically produce different margins than traditional banking activities. Mortgage production and servicing activities can affect the overall margin based on a number of factors, including the shape of the yield curve, the size of the mortgage warehouse, the time it takes to deliver loans into the secondary market, the amount of custodial balances, and the level of MSR. Capital Markets' activities tend to compress the margin because of its strategy to reduce market risk by economically hedging a portion of its inventory on the balance sheet. As a result of these impacts, FHN's consolidated margin cannot be readily compared to that of other bank holding companies. Table 2 details the computation of the net interest margin for FHN for the last three years.

The consolidated net interest margin was 2.82 percent for 2007 compared to 2.93 percent for 2006. This compression in the margin occurred as the net interest spread decreased to 2.19 percent from 2.31 percent in 2006 while the impact of free funding increased from 62 basis points to 63 basis points. The decline in the margin is primarily attributable to competitive pricing pressure in a contracting national housing market, additional nonaccrual construction loans and higher deposit rates in Tennessee markets.

Table 2 - Net Interest Margin

	2007	2006	2005
Consolidated yields and rates:			
Loans, net of unearned income	**7.34%**	7.40%	6.18%
Loans held for sale	**6.54**	6.64	6.32
Investment securities	**5.59**	5.42	4.33
Capital markets securities inventory	**5.29**	5.33	4.70
Mortgage banking trading securities	**12.28**	10.84	12.27
Other earning assets	**4.88**	4.72	2.83
Yields on earning assets	**6.91**	6.85	5.75
Interest-bearing core deposits	**3.34**	2.98	2.03
Certificates of deposit $100,000 and more	**5.36**	5.06	3.34
Federal funds purchased and securities sold under agreements to repurchase	**4.72**	4.58	2.98
Capital markets trading liabilities	**5.42**	5.68	5.28
Commercial paper and other short-term borrowings	**4.83**	5.04	3.55
Long-term debt	**5.67**	5.55	3.96
Rates paid on interest-bearing liabilities	**4.72**	4.54	3.12
Net interest spread	**2.19**	2.31	2.63
Effect of interest-free sources	**.63**	.62	.45
FHN – NIM	**2.82%**	2.93%	3.08%

Certain previously reported amounts have been reclassified to agree with current presentation.

Going forward, the net interest margin is expected to remain relatively stable as the steepening yield curve favorably impacts the mortgage warehouse and lower-margin businesses, including the First Horizon Bank branches and national lending, are reduced while declining short-term rates adversely impact deposit spreads. The margin will remain dependent on FHN's evolving business mix.

Table 3 shows how the changes in yields or rates and average balances compared to the prior year affected net interest income.

Table 3 - Analysis of Changes in Net Interest Income

(Fully taxable equivalent)	**2007 Compared to 2006 Increase/(Decrease) Due to***			2006 Compared to 2005 Increase/(Decrease) Due to*		
(Dollars in thousands)	**Rate****	**Volume****	**Total**	Rate**	Volume**	Total
Interest income – FTE:						
Loans	**$(13,408)**	**$ 44,300**	**$ 30,892**	$243,447	$ 214,043	$457,490
Loans held for sale	**(4,394)**	**(30,181)**	**(34,575)**	18,644	(108,365)	(89,721)
Investment securities:						
U.S. Treasury	**62**	**2,033**	**2,095**	1,122	489	1,611
U.S. government agencies	**5,919**	**(7,161)**	**(1,242)**	32,608	25,552	58,160
States and municipalities	**(6)**	**(1)**	**(7)**	(117)	(93)	(210)
Other	**(48)**	**(739)**	**(787)**	1,684	1,679	3,363
Total investment securities	**5,635**	**(5,576)**	**59**	35,244	27,680	62,924
Capital markets securities inventory	**(881)**	**(11,708)**	**(12,589)**	14,265	11,893	26,158
Mortgage banking trading securities	**6,251**	**9,478**	**15,729**	(4,695)	11,161	6,466
Other earning assets:						
Federal funds sold and securities purchased under agreements to resell	**2,559**	**(26,012)**	**(23,453)**	37,150	(12,735)	24,415
Interest-bearing deposits with other financial institutions	**291**	**2**	**293**	174	1,077	1,251
Total other earning assets	**2,961**	**(26,121)**	**(23,160)**	38,400	(12,092)	25,666
Total earning assets/total interest income – FTE	**20,218**	**(43,862)**	**$ (23,644)**	364,277	124,706	$488,983
Interest expense:						
Interest-bearing deposits:						
Savings	**$ 16,279**	**$ 11,165**	**$ 27,444**	$ 38,057	$ 6,018	$ 44,075
Time deposits	**11,268**	**5,027**	**16,295**	19,529	21,734	41,263
Other interest-bearing deposits	**1,407**	**(33)**	**1,374**	8,326	705	9,031
Total interest-bearing core deposits	**30,000**	**15,113**	**45,113**	72,380	21,989	94,369
Certificates of deposit $100,000 and more	**27,709**	**(151,572)**	**(123,863)**	170,917	(41,723)	129,194
Federal funds purchased and securities sold under agreements to repurchase	**6,600**	**13,581**	**20,181**	72,868	(576)	72,292
Capital markets trading liabilities	**(3,363)**	**(21,184)**	**(24,547)**	5,840	(9,967)	(4,127)
Commercial paper and other short-term borrowings	**(1,696)**	**26,674**	**24,978**	12,752	(8,065)	4,687
Long-term debt	**6,058**	**85,225**	**91,283**	52,439	127,173	179,612
Total interest-bearing liabilities/total interest expense	**51,931**	**(18,786)**	**$ 33,145**	412,020	64,007	$476,027
Net interest income – FTE			**$ (56,789)**			$ 12,956

* The changes in interest due to both rate and volume have been allocated to change due to rate and change due to volume in proportion to the absolute amounts of the changes in each.

** Variances are computed on a line-by-line basis and are non-additive.

Certain previously reported amounts have been reclassified to agree with current presentation.

NONINTEREST INCOME

Noninterest income contributed 48 percent to total revenue in 2007 compared with 54 percent in 2006. Noninterest income decreased $306.9 million. Impacting this decline were decreases in mortgage banking noninterest income, capital markets noninterest income, revenue from loan sales and securitizations and insurance commissions. Table 4 provides six years of detailed information concerning FHN's noninterest income. The following discussion provides additional information about various line items reported in the table.

Table 4 - Noninterest Income

(Dollars in thousands)	2007	2006	2005	2004	2003	2002	Compound Annual Growth Rates (%) 07/06	07/02
Noninterest income:								
Capital markets	**$ 334,371**	$ 383,047	$ 353,005	$ 376,558	$ 538,919	$ 448,016	12.7 -	5.7 -
Deposit transactions and cash management	**175,271**	168,599	156,190	148,511	146,696	143,308	4.0 +	4.1 +
Mortgage banking	**69,454**	370,613	479,619	444,758	649,496	436,706	81.3 -	30.8 -
Trust services and investment management	**40,335**	41,514	44,614	47,274	45,873	48,369	2.8 -	3.6 -
Insurance commissions	**31,739**	46,632	54,091	56,109	57,811	50,446	31.9 -	8.9 -
Revenue from loan sales and securitizations	**23,881**	51,675	47,575	23,115	-	2,250	53.8 -	60.4 +
Equity securities (losses)/gains, net	**(7,475)**	10,271	(579)	2,040	8,491	(9,435)	NM	NM
Debt securities gains/(losses), net	**6,292**	(75,900)	1	18,708	(6,113)	255	NM	NM
Gains on divestitures	**15,695**	-	7,029	1,200	12,498	2,300	NM	NM
All other income and commissions:								
Brokerage management fees and commissions	**37,830**	37,182	30,865	28,590	23,215	20,550	1.7 +	13.0 +
Bank-owned life insurance	**25,172**	19,064	16,335	12,842	13,763	12,719	32.0 +	14.6 +
Bankcard income	**24,874**	26,105	27,136	24,993	22,587	20,290	4.7 -	4.2 +
Other service charges	**14,296**	14,561	14,330	11,498	11,720	14,422	1.8 -	.2 -
Remittance processing	**13,451**	14,737	15,411	19,515	23,666	26,016	8.7 -	12.4 -
Reinsurance fees	**9,052**	6,792	5,850	5,913	6,224	6,200	33.3 +	7.9 +
ATM interchange fees	**8,472**	7,091	5,995	4,973	4,113	1,917	19.5 +	34.6 +
Deferred compensation	**7,727**	14,647	7,721	8,633	4,575	-	47.2 -	NM
Letter of credit fees	**6,738**	7,271	7,883	6,793	4,944	5,367	7.3 -	4.7 +
Electronic banking fees	**6,561**	5,975	5,977	6,071	6,311	6,657	9.8 +	.3 -
Check clearing fees	**4,896**	6,385	7,333	10,052	11,839	13,180	23.3 -	18.0 -
Federal flood certifications	**4,797**	4,996	9,359	5,375	4,161	5,555	4.0 -	2.9 -
Other	**6,520**	5,636	11,516	18,310	8,608	8,014	15.7 +	4.0 -
Total all other income and commissions	**170,386**	170,442	165,711	163,558	145,726	140,887	-	3.9 +
Total noninterest income	**$859,949**	$1,166,893	$1,307,256	$1,281,831	$1,599,397	$1,263,102	26.3 -	7.4 -

NM – Due to the variable nature of these items the growth rate is considered to be not meaningful.

Capital Markets Noninterest Income

Capital markets noninterest income, the major component of revenue in the Capital Markets segment, is generated from the purchase and sale of securities as both principal and agent, and from other fee sources including structured finance, equity research, investment banking, loan sales, and portfolio advisory activities. Inventory positions are limited to the procurement of securities for distribution to customers by the sales staff and are hedged to protect against movements in fair value due to changes in interest rates.

Capital markets noninterest income decreased to $334.4 million in 2007 from $383.0 million in 2006. Revenues from other products represented 35 percent of total noninterest income in 2007 compared to 53 percent in 2006. These revenues decreased $86.2 million primarily due to decreased fees from structured finance and equity research activities. Revenues from fixed income sales increased $37.5 million from 2006.

Table 5 - Capital Markets Noninterest Income

(Dollars in thousands)	2007	2006	2005	Compound Annual Growth Rates (%) 07/06	07/05
Noninterest income:					
Fixed income	**$217,700**	$180,183	$202,105	20.8 +	3.8 +
Other product revenue	**116,671**	202,864	150,900	42.5 -	12.1 -
Total capital markets noninterest income	**$334,371**	$383,047	$353,005	12.7 -	2.7 -

Mortgage Banking Noninterest Income

First Horizon Home Loans, a division of FTBNA, offers residential mortgage banking products and services to customers, which consist primarily of the origination or purchase of single-family residential mortgage loans. First Horizon Home Loans originates mortgage loans through its retail and wholesale operations for sale to secondary market investors and subsequently services the majority of those loans. Table 6 provides a summary of First Horizon Home Loans' production/origination of mortgage loans during 2007, 2006 and 2005.

Table 6 - Production/Origination of Mortgage Loans

	2007	2006	2005
Retail channel	**53%**	57%	57%
Wholesale channel	**47**	40	38
Correspondent brokers	-	3	5

Mortgage banking noninterest income decreased 81 percent in 2007 to $69.5 million from $370.6 million in 2006 as shown in Table 7.

Origination income includes origination fees, net of costs, gains or losses recognized on loans sold including the capitalized fair value of MSR, and the value recognized on loans in process including results from hedging. Origination fees, net of costs (including incentives and other direct costs), are deferred and included in the basis of the loans in calculating gains and losses upon sale. Gain or loss is recognized due to changes in fair value of an interest rate lock commitment made to the customer. Gains or losses from the sale of loans are recognized at the time a mortgage loan is sold into the secondary market. Net revenue from origination activity decreased 62 percent to $118.4 million in 2007 from $308.1 million in 2006. Since Mortgage Banking does not hedge against credit and liquidity risk in the pipeline and warehouse, the secondary market disruptions experienced in the second half of 2007 produced declines in gain on sale margins as a result of significant spread widening on ARM and nonagency eligible production.

Servicing income includes servicing fees and net gains or losses from hedging MSR. Prior to the adoption of SFAS No. 156 in first quarter 2006, mortgage servicing noninterest income was net of amortization, impairment and other expenses related to MSR and related hedges. Subsequent to the adoption of SFAS No. 156, mortgage servicing noninterest income reflects the change in fair value of the MSR asset combined with net economic hedging results. First Horizon Home Loans employs hedging strategies intended to counter changes in the value of MSR and other retained interests due to changing interest rate environments (refer to discussion of MSR under Critical Accounting Policies). Net servicing income decreased 284 percent or $106.4 million in 2007.

Including the sale of approximately $7 billion of the servicing portfolio in fourth quarter 2007, the servicing portfolio grew 2 percent to $103.7 billion on December 31, 2007, from $101.4 billion on December 31, 2006. The sale reduced servicing assets by approximately $121 million. Total fees associated with mortgage servicing decreased 5 percent to $311.4 million from $328.3 million as the change in PSA reduced income by $36.2 million offset by an increase in the average servicing portfolio. Servicing hedging activities and changes in MSR value other than runoff negatively impacted net servicing revenues by $133.5 million in 2007 as compared to 2006. In 2007, there was a reduction of approximately $135 million in the carrying value of servicing assets. The ongoing disruptions in the mortgage market resulted in more emphasis on third party broker price discovery and, when available, observable market trades in valuation modeling. Additionally, the change in the value of MSR due to runoff increased net revenues by $43.9 million in 2007 as compared to 2006 of which $19.7 million is attributable to the change in PSA mentioned above.

Table 7 - Mortgage Banking Noninterest Income

	2007	2006	2005	Compound Annual Growth Rates (%) 07/06	07/05
Noninterest income *(thousands)*:					
Origination income	**$ 118,436**	$ 308,099	$ 395,395	61.6 -	45.3 -
Servicing (expense)/income	**(68,857)**	37,517	58,188	283.5 -	NM
Other	**19,875**	24,997	26,036	20.5 -	12.6 -
Total mortgage banking noninterest income	**$ 69,454**	$ 370,613	$ 479,619	81.3 -	61.9 -
Mortgage banking statistics *(millions)*:					
Refinance originations	**$ 10,872.2**	$ 10,226.7	$14,778.8	6.3 +	14.2 -
Home-purchase originations	**16,502.9**	16,887.6	20,903.1	2.3 -	11.1 -
Mortgage loan originations	**$ 27,375.1**	$ 27,114.3	$35,681.9	1.0 +	12.4 -
Servicing portfolio – owned	**$103,708.7**	$101,369.2	$95,283.8	2.3 +	4.3 +

Other income includes FHN's share of earnings from nonconsolidated subsidiaries accounted for under the equity method, which provide ancillary activities to mortgage banking, and fees from retail construction lending.

Management continues to explore additional opportunities for balance sheet repositioning and the redeployment of capital which may include targeted reductions of MSR. Depending upon the outcome of these strategic initiatives, in general, revenues from mortgage originations and mortgage servicing are principally impacted by interest rates. Specifically, an increase in interest rates should reduce origination income but increase servicing revenues due to reduced overall originations and the slow down of prepayments, respectively. Weakening of the housing market should decrease origination income but a resulting decrease in payoffs could increase servicing income. Actual results could differ because of several factors, including those presented in the Forward-Looking Statements section of the MD&A discussion.

Deposit Transactions and Cash Management

Deposit transactions include services related to retail deposit products (such as service charges on checking accounts), cash management products and services such as electronic transaction processing (automated clearing house and Electronic Data Interchange), account reconciliation services, cash vault services, lockbox processing, and information reporting to large corporate clients. Noninterest income from deposit transactions and cash management increased to $175.3 million in 2007 from $168.6 million in 2006, reflecting increased NSF charges and corporate cash management fees.

Revenue from Loan Sales and Securitizations

Revenue from loan sales and securitizations includes net gains recognized on HELOC and second-lien mortgage loans sold, including changes in the fair value of MSR, servicing fees, and gains or losses related to fair value adjustments on retained interests classified as mortgage trading securities. Noninterest income from loans sales and securitizations decreased to $23.9 million in 2007 compared to $51.7 million in 2006 primarily due to market disruptions experienced during the second half of 2007 which resulted in reduced volume delivered into the secondary market and valuation adjustments on related servicing assets. Results for 2006 include the loss of $12.7 million from the sale of no-balance HELOC.

Insurance Commissions

Insurance commissions are derived from the sale of insurance products, including acting as an independent agent to provide commercial and personal property and casualty, life, long-term care, and disability insurance. Noninterest income from insurance commissions decreased to $31.7 million in 2007 from $46.6 million in 2006 due to the sale of two insurance subsidiaries in 2006.

Trust Services and Investment Management

Trust services and investment management fees include investment management, personal trust, employee benefits, and custodial trust services and are influenced by equity and fixed income market activity. Noninterest income from trust services and investment management was $40.3 million in 2007 compared to $41.5 million in 2006.

Gains on Divestitures

Gain from divestitures of $15.7 million related to the sale of certain First Horizon Bank branches. See the discussion of Restructuring, Repositioning and Efficiency Initiatives for further details. Gains from divestitures totaled $7.0 million in 2005 from the sale of three financial centers in a non-strategic Tennessee market. See Note 2 – Acquisitions/Divestitures for additional information.

Securities Gains/(Losses)

Net securities losses of $1.2 million in 2007 primarily related to changes in the investment portfolio that were made to compensate for loan growth in first quarter which were offset by impairment charges related to securities that, in the opinion of management, have been other-than-temporarily impaired. Net securities losses in 2006 are primarily related to restructuring the investment portfolio in first quarter as well as net securities gains from the sale of MasterCard Inc. securities and venture capital investments.

All Other Income and Commissions

All other income, which includes brokerage management fees and commissions, bankcard fees, revenue from bank-owned life insurance, remittance processing income, revenue related to deferred compensation plans (which are principally offset by a related item in noninterest expense), other service charges, and various other fees (see Table 4 for additional detail) was $170.4 million in 2007 compared to $170.5 million in 2006. Other income was negatively impacted incrementally by $16.8 million related to LOCOM and other consumer lending (HELOC and second lien) adjustments. An increase in noninterest income from bank owned life insurance was offset by a decrease in revenue related to deferred compensation plans. Also impacting 2007 was a favorable $3.0 million capital markets litigation settlement. Additionally impacting 2006 was a negative $15.6 million from the cumulative impact of derivative transactions used in hedging strategies to manage interest rate risk that management determined did not qualify for hedge accounting under the "short cut" method.

NONINTEREST EXPENSE

Total noninterest expense for 2007 increased 6 percent to $1,843.4 million from $1,742.6 million in 2006. Table 8 provides detail by segment. Table 9 provides detail by category for the past six years with growth rates.

Employee compensation, incentives and benefits (personnel expense), the largest component of noninterest expense, decreased 5 percent to $968.1 million from $1,023.7 million in 2006. Personnel expense was impacted by restructuring, repositioning and efficiency initiatives previously discussed. These results also reflect reductions in personnel expense in Retail/Commercial Banking, Mortgage Banking and Capital Markets directly related to the contraction in revenue. Included in personnel expense is the net periodic benefit cost for FHN's pension plan of $10.9 million in 2007, as compared to $12.2 million in 2006. FHN anticipates, based on current conditions, that net periodic benefit cost for the Pension Plan will decrease by $8.4 million in 2008 due to an increase in the discount rate and assumed earnings on assets in the qualified pension plan.

Occupancy costs increased 12 percent or $14.5 million primarily due to restructuring, repositioning and efficiency initiatives previously discussed. Other expense categories which were impacted by restructuring, repositioning and efficiency initiatives were equipment rentals, depreciation and maintenance, operations services, communication and courier, goodwill impairment and all other expense. In addition to the $13.0 million of goodwill impairment recognized in third quarter 2007 which related to certain First Horizon Bank branches, $71.1 million of Mortgage Banking segment goodwill impairment was recognized in fourth quarter 2007 as a result of an updated valuation based on strategic cash flow projections and market-to-book values. See Note 7 – Intangible Assets. Communication and courier expense decreased $9.3 million as compared to 2006 primarily due to declines in activity as well as a corporate focus on efficiency. All other noninterest expense, which includes advertising and public relations costs, legal and professional fees, computer software expense, travel and entertainment, contract employment, and various other expense items (see Table 9 for additional detail) increased 16 percent, or $64.4 million in 2007. Performance in 2007 included $55.7 million related to FHN's proportionate share of Visa, Inc.'s various legal matters. Also impacting all other expense were computer software, legal and professional fees and other expenses in 2007 incurred in FHN's restructuring, repositioning and efficiency initiatives. Results for 2006 included the $21.9 million estimated settlement costs related to a class action lawsuit, losses due to certain misrepresentations within the construction lending business and due to a customer initiated deposit scheme in the full-service banking markets, costs associated with inventory valuations and closing of retail sites in the coin commodity business, higher level of losses associated with the nonprime mortgage origination business, incremental costs associated with national businesses, expense associated with consolidating operations and closing offices, and investments in technology.

Table 8 - Noninterest Expense Composition

(Dollars in thousands)	**2007**	2006	2005
Retail/Commercial Banking	**$ 795,546**	$ 850,035	$ 779,256
Mortgage Banking	**503,769**	475,640	463,048
Capital Markets	**301,176**	332,083	310,166
Corporate	**242,942**	84,863	74,424
Total noninterest expense	**$1,843,433**	$1,742,621	$1,626,894

Certain previously reported amounts have been reclassified to agree with current presentation.

Table 9 - Noninterest Expense

(Dollars in thousands)	**2007**	2006	2005	2004	2003	2002	Compound Annual Growth Rates (%) 07/06	07/02
Noninterest expense:								
Employee compensation, incentives and benefits	**$ 968,122**	$1,023,685	$ 988,946	$ 899,803	$1,004,754	$ 835,824	5.4 -	3.0 +
Occupancy	**131,173**	116,670	104,161	87,570	81,832	75,281	12.4 +	11.7 +
Operations services	**74,200**	70,041	71,949	59,642	59,210	52,233	5.9 +	7.3 +
Equipment rentals, depreciation and maintenance	**72,926**	73,882	74,367	70,400	67,019	66,691	1.3 -	1.8 +
Communications and courier	**43,909**	53,249	54,388	47,930	49,122	44,096	17.5 -	.1 -
Amortization of intangible assets	**10,959**	11,462	10,700	6,157	5,256	4,970	4.4 -	17.1 +
Goodwill Impairment	**84,084**	-	-	-	-	-	NM	NM
All other expense:								
Legal and professional fees	**56,882**	43,012	43,734	36,730	58,967	36,786	32.2 +	9.1 +
Computer software	**53,942**	34,381	28,542	26,719	27,107	24,698	56.9 +	16.9 +
Advertising and public relations	**42,346**	47,427	46,321	39,846	43,836	35,943	10.7 -	3.3 +
Travel and entertainment	**26,099**	32,306	31,022	29,914	36,348	21,765	19.2 -	3.7 +
Low income housing expense	**20,922**	17,027	12,987	13,662	12,132	8,702	22.9 +	19.2 +
Contract employment	**21,543**	27,420	30,344	23,722	34,389	28,255	21.4 -	5.3 -
Distributions on preferred stock of subsidiary	**18,799**	18,146	10,757	-	2,282	4,564	3.6 +	32.7 +
Foreclosed real estate	**16,048**	4,384	3,933	5,834	13,137	21,479	266.1 +	5.7 -
Supplies	**13,909**	15,072	17,290	17,185	18,541	14,879	7.7 -	1.3 -
Loan closing costs	**12,783**	12,095	7,969	18,623	3,691	(13,329)	5.7 +	NM
Customer relations	**9,801**	8,688	9,868	.9,167	7,602	6,250	12.8 +	9.4 +
Other insurance and taxes	**8,841**	8,615	9,349	8,744	10,122	4,894	2.6 +	12.6 +
Employee training and dues	**6,562**	6,917	6,268	5,956	5,559	3,918	5.1 -	10.9 +
Fed service fees	**6,047**	6,543	7,568	8,838	9,195	9,597	7.6 -	8.8 -
Complimentary check expense	**5,058**	5,371	4,621	3,482	3,168	2,934	5.8 -	11.5 +
Loan insurance expense	**4,610**	6,577	7,970	8,070	6,710	1,284	29.9 -	29.1 +
Bank examinations costs	**4,504**	4,367	3,958	3,128	3,150	2,544	3.1 +	12.1 +
Deposit insurance premium	**3,327**	3,198	3,012	3,024	2,703	2,393	4.0 +	6.8 +
Distributions on guaranteed preferred securities	**-**	-	-	-	8,070	8,070	NM	100.0 -
Other	**126,037**	92,086	36,870	27,662	70,062	98,058	36.9 +	5.1 +
Total all other expense	**458,060**	393,632	322,383	290,306	376,771	323,684	16.4 +	7.2 +
Total noninterest expense	**$1,843,433**	$1,742,621	$1,626,894	$1,461,808	$1,643,964	$1,402,779	5.8 +	5.6 +

NM – not meaningful

PROVISION FOR LOAN LOSSES

The provision for loan losses is the charge to earnings that management determines to be necessary to maintain the allowance for loan losses at an adequate level reflecting management's estimate of probable incurred losses in the loan portfolio. An analytical model based on historical loss experience adjusted for current events, trends and economic conditions is used by management to determine the amount of provision to be recognized and to assess the adequacy of the loan loss allowance. The provision for loan losses increased 228 percent to $272.8 million in 2007 from $83.1 million in 2006. The increase primarily reflects deterioration in the national residential real estate construction portfolios (one-time close retail real estate construction loans extended to consumers and loans to homebuilders, including condominium construction loans). See Credit Risk Management and Allowance for Loan Losses and Charge-offs for further details.

Going forward, the level of provision for loan losses will fluctuate based upon the level of performance in these portfolios and the performance of the national home equity portfolio, these should be offset somewhat by a decrease in required provision due to the expected decrease in outstanding loans overall.

INCOME TAXES

The effective tax rate for 2007 was (45) percent compared to 26 percent for 2006, reflecting the incremental tax rate effect of the reported loss in 2007. The effective tax rate for 2007 was negatively impacted by the impairment of goodwill related to Mortgage Banking and First Horizon Bank branches. The effective tax rates for 2007 and 2006 were favorably impacted by affordable housing tax credits, settlements of certain prior year's tax examinations and the tax effects of increases in the cash surrender value of life insurance; and they were negatively affected by the tax effects of preferred stock dividends.

FHN and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various states jurisdictions. With few exceptions, FHN is no longer subject to U.S. federal or state and local income tax examinations by tax authorities for years before 2002. The Internal Revenue Service (IRS) has completed its examination of all U.S. federal returns through 2004; although 2004 remains open under the statute. All proposed adjustments with respect to examinations of federal returns filed for 2004 and prior years have been settled.

FHN adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48), on January 1, 2007. As a result of the implementation of FIN 48, FHN recognized a $.9 million increase in the liability for unrecognized tax benefits, which was accounted for as a reduction to the January 1, 2007, balance of undivided profits. The total balance of unrecognized tax benefits at December 31, 2007, was $31.6 million. First Horizon does not expect that unrecognized tax benefits will significantly increase or decrease within the next 12 months.

On December 31, 2007, there were no tax positions included in the balance of unrecognized tax benefits for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The balance at January 1, 2007 included $15.6 million for tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period.

FHN's FIN 48 policy is to recognize accrued interest and penalties related to unrecognized tax benefits as a component of tax expense. FHN had approximately $4.2 million for the payment of interest accrued at December 31, 2007. The total amount of interest and penalties recognized in the Consolidated Statements of Income was immaterial in 2007. See also Note 16 – Income Taxes for additional information.

DISCONTINUED OPERATIONS

Performance in 2007 was favorably impacted by $4.1 million related to an earn-out associated with the merchant processing divestiture. On March 1, 2006, FHN sold its national merchant processing business for an after-tax gain of $209 million. This divestiture was accounted for as a discontinued operation, and accordingly, current and prior periods were adjusted to exclude the impact of merchant operations from the results of continuing operations.

CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE
2006 earnings included a favorable impact of $1.3 million (net of tax) or $.01 per diluted share from the cumulative effect of a change in accounting principle compared to an unfavorable impact of $3.1 million (net of tax) or $.03 per diluted share in 2005. FHN adopted SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS No. 123-R) in 2006 and retroactively applied the provisions of the standard. Accordingly, results for periods prior to 2006 have been adjusted to reflect expensing of share-based compensation. A cumulative effect adjustment of $1.1 million was recognized, reflecting the change in accounting for share-based compensation expense based on estimated forfeitures rather than actual forfeitures. In 2006, FHN also adopted SFAS No. 156, "Accounting for Servicing of Financial Assets," which allows servicing assets to be measured at fair value with changes in fair value reported in current earnings. The adoption of this standard was applied on a prospective basis and resulted in a cumulative effect adjustment of $.2 million, representing the excess of the fair value of the servicing asset over the recorded value on January 1, 2006. In 2005, FHN adopted FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" (FIN 47) and recorded a cumulative effect adjustment to recognize estimated future costs of asbestos removal. (See also Note 1 – Summary of Significant Accounting Policies for additional detail.)

STATEMENT OF CONDITION REVIEW – 2007 COMPARED TO 2006

Total assets were $37.0 billion on December 31, 2007, compared with $37.9 billion on December 31, 2006. Average assets decreased to $38.2 billion in 2007 from $38.8 billion in 2006.

Effective January 1, 2007, FHN adopted FIN 48 which provides guidance for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on the classification and disclosure of uncertain tax positions in the financial statements. As previously mentioned, upon adoption of FIN 48, FHN recognized a cumulative effect adjustment to the beginning balance of undivided profits in the amount of $.9 million for differences between the tax benefits recognized in the statements of condition prior to the adoption of FIN 48 and the amounts reported after adoption.

Effective January 1, 2007, FHN adopted EITF Issue No. 06-5, "Accounting for Purchases of Life Insurance – Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance" (EITF 06-5). EITF 06-5 provides that in addition to cash surrender value, the asset recognized for a life insurance contract should consider certain other provisions included in a policy's contractual terms with additional amounts being discounted if receivable beyond one year. Additionally, EITF 06-5 requires that the determination of the amount that could be realized under an insurance contract be performed at the individual policy level. FHN recognized a reduction of undivided profits in the amount of $.5 million as a result of adopting EITF 06-5.

Effective January 1, 2007, FHN elected early adoption of the final provisions of Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)" (SFAS No. 158), which required that the annual measurement date of a plan's assets and liabilities be as of the date of the financial statements. As a result of adopting the measurement date provisions of SFAS No. 158, total equity was increased by $6.2 million on January 1, 2007, consisting of a reduction to undivided profits of $2.1 million and a credit to accumulated other comprehensive income of $8.3 million. Effective December 31, 2006, FHN adopted the provisions of SFAS No. 158 related to the requirements to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in the statements of condition. SFAS No. 158 did not change measurement or recognition requirements for periodic pension and postretirement costs. SFAS No. 158 also provides that changes in the funded status of a defined benefit postretirement plan should be recognized in the year such changes occur through comprehensive income. As a result of adopting the recognition provisions of SFAS No. 158, unrecognized transition assets and obligations, unrecognized actuarial gains and losses, and unrecognized prior service costs and credits were recognized as a component of accumulated other comprehensive income resulting in a reduction in equity of $76.7 million, net of tax, on December 31, 2006.

EARNING ASSETS

Earning assets consist of loans, loans held for sale, investment securities, trading securities and other earning assets. During 2007, earning assets averaged $33.4 billion and $34.0 billion for 2007 and 2006, respectively. A more detailed discussion of the major line items follows.

Loans

Average loans increased 3 percent to $22.1 billion during 2007 as retail loans declined 2 percent and commercial loans grew 8 percent. Average loans were $21.5 billion during 2006. Average loans represented 66 percent of average earning assets in 2007 and 63 percent in 2006. Additional loan information is provided in Table 10 and Note 4 – Loans.

Table 10 - Average Loans

(Dollars in millions)	**2007**	**Percent of Total**	**2007 Growth Rate**	2006	Percent of Total	2006 Growth Rate	2005	Percent of Total
Commercial:								
Commercial, financial and industrial	**$ 7,109.9**	**32%**	**6.5 %**	$ 6,674.9	31%	11.6 %	$ 5,979.9	33%
Real estate commercial (a)	**1,271.4**	**6**	**3.9**	1,223.2	6	9.6	1,116.4	6
Real estate construction (b)	**2,865.8**	**13**	**15.8**	2,475.5	11	50.7	1,642.4	9
Total commercial	**11,247.1**	**51**	**8.4**	10,373.6	48	18.7	8,738.7	48
Retail:								
Real estate residential (c)	**7,741.2**	**35**	**(8.7)**	8,481.2	39	10.1	7,701.3	42
Real estate construction (d)	**2,095.9**	**9**	**3.0**	2,034.9	10	36.7	1,488.9	8
Other retail	**149.3**	**1**	**(7.8)**	162.0	1	(1.8)	165.0	1
Credit card receivables	**196.4**	**1**	**(6.2)**	209.4	1	(13.1)	240.8	1
Real estate loans pledged against other collateralized borrowings (e)	**676.8**	**3**	**NM**	243.1	1	NM	-	-
Total retail	**10,859.6**	**49**	**(2.4)**	11,130.6	52	16.0	9,596.0	52
Total loans, net of unearned	**$22,106.7**	**100%**	**2.8 %**	$21,504.2	100%	17.3 %	$18,334.7	100%

(a) Includes nonconstruction income property loans and land loans not involving development.
(b) Includes homebuilder, condominium, income property construction and land development loans.
(c) Includes primarily home equity loans and lines of credit (average for 2007, 2006, and 2005 $3.9 billion, $4.9 billion and $5.1 billion, respectively).
(d) Includes one-time close product.
(e) Includes on-balance sheet securitizations of home equity loans.

Commercial, financial and industrial (C&I) loans comprised 63 percent of total commercial loans in 2007 as compared to 64 percent in 2006. The C&I portfolio was generated primarily within the Tennessee footprint as well as regional middle market lending efforts. This portfolio grew $435.0 million or 7 percent in 2007 primarily as a result of growth in the regional middle market portfolio.

Income commercial real estate (Income CRE) includes loans for the construction and mini-permanent financing of traditional commercial real estate property types, including office, multi-family, industrial and retail space. Residential commercial real estate (Residential CRE) includes loans to homebuilders and condominium developers. Both are included in the commercial real estate commercial and commercial real estate construction line items in Table 10 above. In 2007, Income CRE and Residential CRE averaged $4.1 billion as compared to $3.7 billion in 2006. Commercial real estate commercial and commercial real estate construction averaged $4.1 billion in 2007 and $3.7 billion in 2006.

Income CRE comprised 17 percent of commercial loans in 2007 as compared to 16 percent in 2006. Approximately three-quarters of the Income CRE portfolio was generated by the lending teams managed from the traditional bank footprint in Tennessee, the remaining quarter was a result of the national lending platform. This portfolio grew $260.1 million or 16 percent in 2007, with a proportionate share of the increase coming from these two groups.

Residential CRE consists of loans to developers to finance land, land acquisition and development, and vertical construction of attached and detached single family residences (including condominiums). Residential CRE comprised 20 percent of commercial loans in 2007 and 2006. Approximately two-thirds of the Residential CRE portfolio was generated by the national construction lending platform, and the remaining third the traditional Tennessee-based lending platform. This portfolio grew $149.9 million or 7 percent, again with portfolio growth proportionate across these two groups. Additional commercial loan information is provided in Table 11.

Residential real estate loans (inclusive of real estate loans pledged against other collateralized borrowings) comprised 78 percent of the retail loan portfolio in 2007 and 2006. This category of loans includes first and second lien home equity lines and loans and a small number of residential first mortgages. This portfolio declined 4 percent or $306.3 million primarily as a result of the strategic plan to sell a significant portion of new production through the first half of 2007, and a decrease in production related to policy and strategic changes restricting production beginning in third quarter 2007.

The retail real estate construction portfolio consists of the one-time close (OTC) product where FHN provides construction financing and a permanent mortgage to individuals for the purpose of constructing a home. Upon completion of construction, the permanent mortgage is classified as held for sale and sold into the secondary market. The OTC portfolio comprised 19 percent of the retail portfolio and grew $61.0 million or 3 percent in 2007.

The credit card and other retail portfolios (automobile and other retail installment loans requiring periodic payments of principal and interest) are relatively modest in size and declined 7 percent in 2007.

The Residential CRE, OTC and home equity portfolios are expected to contract in 2008 due to conditions in the housing market and FHN's strategic goal to reduce real estate concentrations in general. Commercial, financial and industrial loan growth is expected to be modest with reduced demand somewhat offset by an increased strategic focus and expanded regional capabilities.

Table 11 - Contractual Maturities of Commercial Loans on December 31, 2007

(Dollars in thousands)	Within 1 Year	After 1 Year Within 5 Years	After 5 Years	Total
Commercial, financial and industrial	$3,798,225	$2,610,656	$731,206	$ 7,140,087
Real estate commercial	525,625	558,843	210,454	1,294,922
Real estate construction	2,112,800	640,675	-	2,753,475
Total commercial loans, net of unearned income	$6,436,650	$3,810,174	$941,660	$11,188,484
For maturities over one year:				
Interest rates – floating		$2,569,912	$535,098	$ 3,105,010
Interest rates – fixed		1,240,262	406,562	1,646,824
Total		$3,810,174	$941,660	$ 4,751,834

Investment Securities

The investment portfolio of FHN consists principally of debt securities used as a source of income, liquidity and collateral for repurchase agreements or public fund deposits. Additionally, the investment portfolio is used as a tool to manage risk from movements in interest rates. The investment portfolio is classified into two categories: securities available for sale (AFS) and securities held to maturity (HTM). Table 12 shows information pertaining to the composition, yields and contractual maturities of the investment securities portfolio.

Investment securities averaged $3.4 billion in 2007 compared to $3.5 billion in 2006. Investment securities represented 10 percent of earning assets in 2007 and 2006.

On December 31, 2007, AFS securities totaled $3.0 billion and consisted primarily of government agency issued mortgage-backed securities (MBS), government agency issued collateralized mortgage obligations (CMO), U.S. Treasury, U.S. government agencies, and equity securities. On December 31, 2007, these securities had $33.5 million of net unrealized gains that resulted in an increase in book equity of $20.5 million, net of $13.0 million of deferred income taxes. See Note 3 – Investment Securities for additional detail. On December 31, 2006, AFS securities totaled $3.9 billion and had $11.1 million of net unrealized gains that resulted in an increase in book equity of $6.8 million, net of $4.3 million of deferred income taxes.

Loans Held for Sale/Loans Held for Sale – Divestiture

Loans held for sale consist of the mortgage warehouse, HELOC, second-lien mortgages, student loans, small issuer trust preferred securities, small business administration loans and credit card receivables. The mortgage warehouse accounts for the majority of loans held for sale. Loans held for sale represented 12 percent of total earning assets in 2007 compared with 13 percent in 2006. During 2007 loans held for sale averaged $3.9 billion, a decrease of 11 percent, or $.5 billion from 2006. This decline is related to lower levels of HELOC, second lien, small issuer trust preferred securities and warehouse loans held for sale. Since mortgage warehouse loans and other loans held for sale are generally held in inventory for a short period of time, there may be significant differences between average and period-end balances. On December 31, 2007, loans held for sale were $3.8 billion, up from $2.9 billion at the end of 2006 principally due to higher levels of warehouse loans held for sale, small issuer trust preferred securities and the decision to sell the First Horizon Bank branches discussed in the restructuring, repositioning and efficiency initiatives section. On December 31, 2007, loans held for sale – divestiture were $289.9 million. During 2007 loans held for sale – divestiture averaged $117.8 million.

Table 12 - Contractual Maturities of Investment Securities on December 31, 2007 (Amortized Cost)

	Within 1 Year		After 1 Year Within 5 Years		After 5 Years Within 10 Years		After 10 Years	
(Dollars in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Securities held to maturity (HTM):								
States and municipalities*	$ 240	7.64%	$ -	-%	$ -	-%	$ -	-%
Total	$ 240	7.64%	$ -	-%	$ -	-%	$ -	-%
Securities available for sale (AFS):								
Government agency issued MBS and CMO**	$13,743	3.93%	$ -	-%	$ 87,763	5.81%	$2,403,371	5.62%
U.S. Treasuries	41,948	4.59	-	-	-	-	-	-
Other U.S. government agencies	-	-	24,871	4.45	197,630	5.45	-	-
States and municipalities*	-	-	-	-	1,500	6.83	-	-
Other	1,296	5.17	867	8.30	692	5.06	225,389***	5.57
Total	$56,987	4.44%	$25,738	4.58%	$287,585	5.57%	$2,628,760	5.62%

* Weighted-average yields on tax-exempt obligations have been computed by adjusting allowable tax-exempt income to a fully taxable equivalent basis.

** Represents government agency issued mortgage-backed securities and collateralized mortgage obligations which, when adjusted for early paydowns, have an estimated average life of 3.9 years.

*** Represents equity securities with no stated maturity.

Trading Securities/Other Earning Assets

Trading securities decreased 5 percent to $2.7 billion in 2007 from $2.8 billion in 2006. Other earning assets, which are comprised of securities purchased under agreements to resell, federal funds sold and interest-bearing deposits with other financial institutions, decreased 28 percent to $1.4 billion in 2007 from $1.9 billion in 2006 due to lower levels of securities purchased under agreements to resell in Capital Markets.

CORE DEPOSITS

During 2007, core deposits increased 3 percent, or $417.5 million, and averaged $13.4 billion. Interest-bearing core deposits increased 6 percent or $487.4 million to an average balance of $8.3 billion in 2007. Growth in interest-bearing core deposits is primarily due to growth in savings deposits. Noninterest-bearing core deposits averaged $5.1 billion in 2007 and $5.2 billion in 2006.

SHORT-TERM PURCHASED FUNDS/LONG-TERM DEBT

Short-term purchased funds (certificates of deposit greater than $100,000, federal funds purchased, securities sold under agreements to repurchase, trading liabilities, commercial paper, and other short-term borrowings), averaged $14.0 billion for 2007, down 15 percent from $16.4 billion in 2006. Short-term purchased funds accounted for 42 percent of FHN's funding (core deposits plus purchased funds and term borrowings) in 2007 and 48 percent in 2006. See Note 9 – Short-Term Borrowings for additional information.

Long-term debt includes senior and subordinated borrowings and advances with original maturities greater than one year. Long-term debt increased 30 percent, or $1.5 billion, and averaged $6.6 billion in 2007. The increase in long-term debt was utilized to fund loan growth. Long-term debt on December 31, 2007, was $6.8 billion, an increase of 17 percent, or $1.0 billion from 2006 year-end. See Note 10 – Long-Term Debt for additional information.

INCOME STATEMENT REVIEW – 2006 COMPARED TO 2005

Earnings for 2006 were $462.9 million, or $3.62 diluted earnings per share. Earnings for 2005 were $424.7 million, or $3.28 diluted earnings per share. Return on average shareholders' equity and return on average assets for 2006 were 19.1 percent and 1.19 percent, respectively, compared to 19.5 percent and 1.16 percent in 2005.

Comparisons between earnings in 2006 and 2005 are directly and significantly affected by a number of factors that were present in 2006 but not present (or present to a much lesser degree) in 2005. FHN's performance in 2006 was impacted by a gain related to the divestiture of merchant processing operations and transactions through which the incremental capital provided by the divestiture was utilized. Additionally, performance in 2006 was impacted by estimated settlement costs related to a class action lawsuit, various other transactions and accounting matters.

On March 1, 2006, FHN sold its national merchant processing business for an after-tax gain of $209 million. This divestiture was accounted for as a discontinued operation, and accordingly, current and prior periods were adjusted to exclude the impact of merchant operations from the results of continuing operations. In tandem with the merchant sale, FHN purchased 4 million shares of its common stock to minimize the potentially dilutive effect of the merchant divestiture on future earnings per share. Also included in results from continuing operations are net securities losses of $65.6 million, predominantly related to repositioning approximately $2.3 billion of investment securities, net of gains from the sale of MasterCard, Inc. securities and venture capital investments.

Various other items impacted results from continuing operations in 2006, including estimated settlement costs of $21.9 million for a class action lawsuit. In addition, revenues in 2006 were negatively impacted by a $15.6 million cumulative adjustment related to derivative transactions used in hedging strategies to manage interest rate risk that management determined did not qualify for hedge accounting under the "short cut" method (see also Note 25 – Derivatives and Off-Balance Sheet Arrangements for additional detail). A pre-tax loss of $12.7 million was recognized from the sale of home equity lines of credit (HELOC) upon which the borrower had not drawn funds. The loss represented deferred loan origination costs, generally recognized over the life of the loan, which were recognized when the line of credit was sold. Retail/Commercial banking experienced losses due to certain misrepresentations within the construction lending business and due to a customer initiated deposit scheme in the full-service banking markets. Mortgage banking experienced foreclosure losses and other expenses related to nonprime mortgage loans. In addition, expenses associated with devaluing inventories, consolidating operations and closing offices, incremental expenditures on technology and compensation expense related to early retirement, severance and retention were recognized in 2006. 2006 earnings also included a favorable impact of $1.3 million, or $.01 per diluted share from the cumulative effect of changes in accounting principles compared to an unfavorable impact of $3.1 million, or $.03 per diluted share in 2005.

During 2006 the net interest income remained stable at $996.9 million in 2006 compared to $984.0 million in 2005 as earning assets grew 6 percent to $34.0 billion and interest-bearing liabilities grew 7 percent to $29.3 billion in 2006. The consolidated net interest margin was 2.93 percent for 2006 compared to 3.08 percent for 2005. This compression in the margin occurred as the net interest spread decreased to 2.31 percent from 2.64 percent in 2005 while the impact of free funding increased from 44 basis points to 62 basis points. The decline in the margin is attributable to an inverted yield curve, which decreased spread on the mortgage warehouse by 105 basis points to 1.42 percent. See Table 2 for a detailed computation of the net interest margin for FHN.

Noninterest income contributed 54 percent to total revenue in 2006 compared to 57 percent in 2005. Capital markets noninterest income increased to $383.0 million in 2006 from $353.0 million in 2005 primarily due to an increase in other product revenue including structured finance and investment banking activities. This increase was partially offset by a decrease in fixed income revenue. Mortgage banking noninterest income decreased 23 percent, or $109.0 million, as origination income decreased $87.3 million as loans delivered into the secondary market decreased 22 percent to $26.9 billion, reflecting lower origination volume. Net servicing income decreased $20.7 million. As the servicing portfolio grew 6 percent in 2006, total fees associated with mortgage servicing increased 17 percent or $48.1 million. However, servicing income was unfavorably impacted by a decline in net hedge gains of $83.5 million in 2006 as compared to 2005 as significant flattening of the yield curve reduced net interest income derived from swaps utilized to hedge MSR. Overall prepayments declined with lower refinance activity, causing the change in MSR value due to runoff to decrease $12.7 million in 2006 as compared to 2005. In addition, decreased option expense on servicing hedges resulted in an $18.0 million increase in servicing income compared to 2005. See Table 7 for detail of mortgage banking noninterest income. Noninterest income from deposit transactions and cash management increased to $168.6 million in 2006 from $156.2 million in 2005, reflecting deposit growth and pricing initiatives. Noninterest income from loans sales and securitizations increased to $51.7 million in 2006 from $47.6 million in 2005 as FHN continued to utilize loan sales and securitizations to manage liquidity and fund new loan growth. Noninterest income from insurance commissions decreased to $46.6

million in 2006 from $54.1 million in 2005 due to the sale of two insurance subsidiaries. In 2006 there were $65.6 million of net securities losses compared to $.5 million of net securities losses in 2005. Net securities losses in 2006 are primarily related to restructuring the investment portfolio in first quarter as well as net securities gains from the sale of MasterCard Inc. securities and venture capital investments. The benefit of this restructuring was an increase in the average yield on the investment portfolio. Net securities losses for 2005 were primarily due to other-than-temporary impairment of certain equity securities. Gains from divestitures totaled $7.0 million in 2005 from the sale of three financial centers in a Tennessee market.

Total noninterest expense for 2006 increased 7 percent to $1,742.6 million from $1,626.9 million in 2005. Personnel expense increased 4 percent to $1,023.7 million from $988.9 million in 2005 primarily due to national expansion initiatives and an increase in variable compensation associated with the growth in capital markets' product revenues. Occupancy costs increased 12 percent or $12.5 million primarily due to expansion initiatives. All other noninterest expense, which includes advertising and public relations costs, legal and professional fees, computer software expense, travel and entertainment, contract employment, and various other expense items (see Table 9 for additional detail) increased 22 percent, or $71.2 million in 2006. This increase included the $21.9 million estimated settlement costs related to a class action lawsuit, losses due to certain misrepresentations within the construction lending business and due to a customer initiated deposit scheme in the full-service banking markets, costs associated with inventory valuations and closing of retail sites in the coin commodity business, higher level of losses associated with the nonprime mortgage origination business, an increase in dividends paid on FTBNA's noncumulative perpetual preferred stock, incremental costs associated with national businesses, expense associated with consolidating operations and closing offices, and investments in technology.

The provision for loan losses increased 23 percent to $83.1 million in 2006 from $67.7 million in 2005. This increase primarily reflects continued growth of the commercial and construction loan portfolios, the increase in the level of impaired loans in the commercial and construction loan portfolios and an expectation of slowing economic growth. Included in the provision for 2005 is $3.8 million related to expected hurricane losses.

STATEMENT OF CONDITION REVIEW – 2006 COMPARED TO 2005

During 2006, earning assets averaged $34.0 billion compared with $32.0 billion for 2005. Average earning assets were 88 percent and 87 percent of total average assets in 2006 and 2005, respectively. Average loans increased 17 percent to $21.5 billion during 2006 as retail loans grew 16 percent and commercial loans grew 19 percent. Average loans represented 63 percent of average earning assets in 2006 compared to 57 percent in 2005.

Commercial, financial and industrial loans increased 12 percent in 2006, or $695.0 million, reflecting increased market share in Tennessee, expansion into other markets, the addition of middle market lending to the Atlanta, Dallas and Virginia markets and continued economic growth. Commercial construction loans grew 51 percent in 2006, or $833.1 million, primarily from growth in loans to single-family residential builders and commercial construction loans. The residential real estate loan portfolio (including real estate loans pledged against other collateralized borrowings) grew 13 percent in 2006 to $8.7 billion compared to $7.7 billion for 2005, reflecting growing demand for second-lien mortgages. The retail real estate construction portfolio increased 37 percent or $546.0 million in 2006. The increase in these loans reflected favorable market conditions in the geographical areas where First Horizon Home Loans operates and further penetration of the customer base.

Investment securities averaged $3.5 billion in 2006 and $2.9 billion in 2005. Investment securities represented 10 percent of earning assets in 2006 and 9 percent in 2005.

Loans held for sale represented 13 percent of total earning assets in 2006 compared with 19 percent in 2005. During 2006 loans held for sale averaged $4.3 billion, a decrease of 27 percent, or $1.6 billion, from 2005. This decline was related to lower levels of HELOC and warehouse loans held for sale.

During 2006, core deposits increased 7 percent, or $884.5 million, and averaged $13.0 billion. Interest-bearing core deposits increased 14 percent or $978.4 million to an average balance of $7.8 billion in 2006. Growth in interest-bearing core deposits is primarily due to growth in Retail/Commercial Banking deposits, reflecting market share gains in Tennessee, new market expansion and improved national cross-sell efforts. Noninterest-bearing core deposits, which averaged $5.2 billion in 2006, decreased 2 percent or $93.9 million primarily due to a decrease in mortgage custodial balances.

Short-term purchased funds averaged $16.4 billion for 2006, down 9 percent from $18.0 billion in the previous year. Long-term borrowings increased 98 percent, or $2.5 billion, and averaged $5.1 billion in 2006. The increase in term borrowings was utilized to fund earning asset growth.

CAPITAL

Management's objectives are to provide capital sufficient to cover the risks inherent in FHN's businesses, to maintain excess capital to well-capitalized standards, and to assure ready access to the capital markets.

Average shareholders' equity remained flat at $2.4 billion in 2007 and 2006, which increased $.2 billion from $2.2 billion in 2005. Shareholders' equity was $2.1 billion at year-end 2007, down 13 percent from 2006, which increased 5 percent from year-end 2005. The decrease in shareholders' equity during 2007 came principally from dividends and the reported net loss. Pursuant to board authority, FHN may repurchase shares from time to time and will evaluate the level of capital and take action designed to generate or use capital, as appropriate, for the interests of the shareholders. In order to maintain FHN's well-capitalized status while sustaining strong balance sheet growth, FTBNA issued approximately $250 million of subordinated notes which qualify as Tier 2 capital under the risk-based capital guidelines in 2006. FHN also repurchased 4 million shares of its common stock in 2006 through an accelerated share repurchase program under an existing share repurchase authorization. This share repurchase program was concluded for an adjusted purchase price of $165.1 million. The share repurchase was funded with a portion of the proceeds from the merchant processing sale. In 2005, FHN raised approximately $295 million of additional capital and did not repurchase a significant number of shares. The Consolidated Statements of Shareholders' Equity highlight the changes in equity since December 31, 2004.

Table 13 - Capital Ratios

	2007	2006	2005
Average shareholders' equity to average assets	**6.35%**	6.25%	5.95%
Period-end shareholders' equity to assets	**5.77**	6.49	6.42
FHN's tier 1 risk-based capital	**8.12**	8.87	8.67
FHN's total risk-based capital	**12.75**	13.21	12.42
FHN's leverage ratio	**6.64**	6.94	6.76
Tangible equity to risk weighted assets ratio	**6.16**	6.96	6.97

Banking regulators define minimum capital ratios for bank holding companies and their bank subsidiaries. Based on the capital rules and definitions prescribed by the banking regulators, should any depository institution's capital ratios decline below predetermined levels, it would become subject to a series of increasingly restrictive regulatory actions. The system categorizes a depository institution's capital position into one of five categories ranging from well-capitalized to critically under-capitalized. For an institution to qualify as well-capitalized, Tier 1 Capital, Total Capital and Leverage capital ratios must be at least 6 percent, 10 percent and 5 percent, respectively. As of December 31, 2007, FHN and FTBNA had sufficient capital to qualify as well-capitalized institutions as shown in Note 13 – Regulatory Capital. Going forward, capital ratios are expected to improve in 2008 driven by balance sheet contraction, reduction in dividends and strategic initiatives to improve earnings.

Table 14 - Issuer Purchases of Equity Securities

(Volume in thousands)	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Maximum Number of Shares that May Yet Be Purchased Under the Programs
2007				
October 1 to October 31	*	$24.16	*	36,328
November 1 to November 30	-	-	-	36,328
December 1 to December 31	*	24.30	*	36,328
Total	*	**$24.19**	*	

* Amount is less than 500 shares

Compensation Plan Programs:

- A consolidated compensation plan share purchase program was announced on August 6, 2004. This plan consolidated into a single share purchase program all of the previously authorized compensation plan share programs as well as the renewal of the authorization to purchase shares for use in connection with two compensation plans for which the share purchase authority had expired. The total amount originally authorized under this consolidated compensation plan share purchase program is 25.1 million shares. On April 24, 2006, an increase to the authority under this purchase program of 4.5 million shares was announced for a new total authorization of 29.6 million shares. The shares may be purchased over the option exercise period of the various compensation plans on or before December 31, 2023. Stock options granted after January 2, 2004, must be exercised no later than the tenth anniversary of the grant date. On December 31, 2007, the maximum number of shares that may be purchased under the program was 28.8 million shares.

Other Programs:

- On October 16, 2007, the board of directors approved a 7.5 million share purchase authority that will expire on December 31, 2010. Purchases will be made in the open market or through privately negotiated transactions and will be subject to market conditions, accumulation of excess equity and prudent captial management. The new authority is not tied to any compensation plan, and replaces an older non-plan share purchase authority. The board immediately terminated the older authority, which originally was announced on October 19, 2000, had approximately 1.6 million shares remaining in available share purchase authority and was scheduled to expire on December 31, 2007.

On December 31, 2007, book value per common share was $16.83 compared to $19.61 for 2006 and $18.46 for 2005. Average shares for the three-year period were 125.8 million in 2007, 124.5 million in 2006 and 125.5 million in 2005. Period-end shares outstanding for this same three-year period were 126.4 million, 124.9 million and 126.2 million, respectively. FHN's shares are traded on The New York Stock Exchange under the symbol FHN. The sales price ranges, net income per share and dividends declared by quarter, for each of the last two years, are presented in Table 26.

RISK MANAGEMENT

FHN has an enterprise-wide approach to risk governance, measurement, management, and reporting including an economic capital allocation process that is tied to risk profiles used to measure risk-adjusted returns. The Enterprise-wide Risk/Return Management Committee oversees risk management governance. Committee membership includes the CEO and other executive officers of FHN. The Executive Vice President (EVP) of Risk Management oversees reporting for the committee. Risk management objectives include evaluating risks inherent in business strategies, monitoring proper balance of risks and returns, and managing risks to minimize the probability of future negative outcomes. The Enterprise-wide Risk/Return Management Committee oversees and receives regular reports from the Credit Risk Management Committee, Asset/Liability Committee (ALCO), Capital Management Committee, Regulatory Compliance Committee, and Operational Risk Committee, and the Executive Program Governance Forum. The Chief Credit Officer, EVP of Funds Management and Treasurer, EVP of Regulatory Risk Management, EVP of Risk Management, and EVP of Corporate Services chair these committees, respectively. Reports regarding Credit, Asset/Liability Management, Market Risk, Capital Management, Regulatory Compliance, and Operational Risks are provided to the Credit Policy and Executive and/or Audit Committee of the Board and to the full Board.

Risk management practices include key elements such as independent checks and balances, formal authority limits, policies and procedures, and portfolio management all executed through experienced personnel. The internal audit department also evaluates risk management activities. These evaluations are reviewed with management and the Audit Committee, as appropriate.

MARKET UNCERTAINTIES AND PROSPECTIVE TRENDS

Given the significant current uncertainties in the mortgage and credit markets, it is anticipated that 2008 will be challenging for the housing markets and for FHN. Competitive pricing pressure is likely to continue related to mortgage (first- and second-lien) gain on sale margins. In addition, current volatility and reduced liquidity in the capital markets may adversely impact market execution putting continued pressure on margins as well as revenues. As difficulties in the mortgage and credit markets persist, FHN will continue to adapt its liquidity management strategies. Further deterioration of the housing market could result in increased credit costs depending on the length and depth of this market cycle.

INTEREST RATE RISK MANAGEMENT

Interest rate risk is the risk that changes in prevailing interest rates will adversely affect assets, liabilities, capital, income and/or expense at different times or in different amounts. ALCO, a committee consisting of senior management that meets regularly, is responsible for coordinating the financial management of interest rate risk. FHN primarily manages interest rate risk by structuring the balance sheet to attempt to maintain the desired level of associated earnings while operating within prudent risk limits and thereby preserving the value of FHN's capital.

Net interest income and the financial condition of FHN are affected by changes in the level of market interest rates as the repricing characteristics of loans and other assets do not necessarily match those of deposits, other borrowings and capital. When earning assets reprice more quickly than liabilities, net interest income will benefit in a rising interest rate environment and will be negatively impacted in a declining interest rate environment. In the case of floating rate assets and liabilities with similar repricing frequencies, FHN may also be exposed to basis risk which results from changing spreads between earning and borrowing rates. Generally, when interest rates decline, Mortgage Banking faces increased prepayment risk associated with MSR.

FHN uses simulation analysis as its primary tool to evaluate interest rate risk exposure. This type of analysis computes net interest income at risk under a variety of market interest rate scenarios to dynamically identify interest rate risk exposures. This simulation, which considers forecasted balance sheet changes, prepayment speeds, deposit mix, pricing impacts, and other changes in the net interest spread, provides an estimate of the annual net interest income at risk for given changes in interest rates. The results help FHN develop strategies for managing exposure to interest rate risk. Like any forecasting technique, interest rate simulation modeling is based on a number of assumptions and judgments. In this case, the assumptions relate primarily to loan and deposit growth, asset and liability prepayments, interest rates, and on- and off-balance sheet hedging strategies. Management believes the assumptions used in its simulations are reasonable. Nevertheless, simulation modeling provides only a sophisticated estimate, not a precise calculation of exposure to changes in interest rates.

The simulation models used to analyze the retail/commercial bank's net interest income create various at-risk scenarios looking at increases and/or decreases in interest rates from an instantaneous movement or a staggered movement over a certain time period. In addition, the risk of changes in the yield curve is estimated by flattening and steepening the yield curve to historical levels. Management reviews these different scenarios to determine alternative strategies and executes based on that evaluation. The models are continuously updated to incorporate management action. Any scenarios that indicate a net interest income at risk of three percent or more are presented to the Board quarterly. A 200 basis point immediate increase or decrease in interest rates (rate "shock") over a one-year period is a key scenario analyzed. These hypothetical rate moves are used to simulate net interest income exposure to historically extreme movements in interest rates. The bank's rate sensitivity position shows a risk to scenarios that project declining rates. This position is driven primarily by the impact of increased prepayments on loans and investment securities and to inelasticity of deposit rates. Based on the rate sensitivity position on December 31, 2007, net interest income exposure over the next 12 months to a rate shock of minus 200 basis points is estimated to be an unfavorable variance of approximately five percent of base net interest income. A rate shock of plus 200 basis points results in a favorable variance in net interest income of approximately one tenth of a percent. A 200 basis point immediate and parallel increase and decrease in interest rates are hypothetical rate scenarios. These scenarios are used as one estimate of risk, and do not necessarily represent management's current view of future interest rates or market developments. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes and changes in market conditions, and management's strategies, among other factors, including those presented in the Forward-Looking Statements section of this MD&A.

The simulation models used to analyze the retail commercial bank's net interest income exclude the potential impacts to Mortgage Banking's net interest income. Net interest income earned on warehouse loans held for sale and on swaps and similar derivative instruments used to protect the value of MSR increases when the yield curve steepens and decreases when the yield curve flattens. Other than the impact related to the immediate change in market value of balance sheet accounts, such as MSR, these simulation models and related hedging strategies exclude the dynamics related to how fee income and noninterest expense may be affected by actual changes in interest rates or expectations of changes. Mortgage banking revenue, which is generated from originating, selling and servicing residential mortgage loans, is highly sensitive to changes in interest rates due to the direct effect changes in interest rates have on loan demand. In general, low or declining interest rates typically lead to increased origination fees and profit from the sale of loans but potentially lower servicing-related income due to the impact of higher loan prepayments on the value of mortgage servicing assets. Conversely, high or rising interest rates typically reduce mortgage loan demand and hence income from originations and sales of loans while servicing-related income may rise due to lower prepayments. The earnings impact from originations and sales of loans on total earnings is more significant than servicing-related income.

Lastly, a steepening yield curve positively impacts the demand for fixed income securities and, therefore, Capital Markets' revenue.

Generally, the effects of a steepening yield curve of FHN's consolidated pre-tax income are positive, especially when driven by falling short term rates, due to the benefits on Mortgage Banking's and Capital Markets' results.

To determine the amount of interest rate risk and exposure to changes in fair value of loan commitments, warehouse loans and MSR, mortgage banking uses multiple scenario rate shock analysis, including the magnitude and direction of interest rate changes, prepayment speeds, and other factors that could affect mortgage banking. In certain cases, derivative financial instruments are used to aid in managing the exposure of the balance sheet and related net interest income and noninterest income to changes in interest rates. As discussed in Critical Accounting Policies, derivative financial instruments are used by mortgage banking for two purposes. First, forward sales contracts and futures contracts are used to protect against changes in fair value of the pipeline and mortgage warehouse (refer to discussion of Pipeline and Warehouse under Critical Accounting Policies) from the time an interest rate is committed to the customer until the mortgage is sold into the secondary market due to increases in interest rates. Second, interest rate contracts are utilized to protect against MSR prepayment risk that generally accompanies declining interest rates. As interest rates fall, the value of MSR should decrease and the value of the servicing hedge should increase. The converse is also true. Prior to the January 1, 2006, adoption of SFAS No. 156, ineffectiveness in these hedging strategies (when changes in the value of the derivative instruments did not match changes in the value of the hedged portion of MSR for any given change in long-term interest rates) was reflected in noninterest income. Subsequent to the adoption of SFAS No. 156, mortgage servicing noninterest income reflects the change in fair value of the MSR asset combined with net economic hedging results.

Derivative instruments are also used to protect against the risk of loss arising from adverse changes in the fair value of capital markets' securities inventory due to changes in interest rates. FHN does not use derivative instruments to protect against changes in fair value of loans or loans held for sale other than the mortgage pipeline, warehouse and certain small issuer trust preferred securities.

Management uses the results of interest rate exposure models to formulate strategies to improve balance sheet positioning, earnings, or both, within FHN's interest rate risk, liquidity and capital guidelines.

Table 15 details the interest rate sensitivity profile on December 31, 2007, on capital markets trading securities based on projected cash flows categorized by anticipated settlement date and mortgage banking trading securities categorized by expected maturity dates. Also provided are the average rates earned on these trading securities. Table 15 also provides both the notional and fair values of derivative financial instruments held for trading. The information provided in this section, including the discussion regarding simulation analysis and rate shock analysis, is forward-looking. Actual results could differ because of interest rate movements, the ability of management to execute its business plans and other factors, including those presented in the Forward-Looking Statements section of this MD&A.

Table 15 - Risk Sensitivity Analysis

Held for Trading *(Dollars in millions)*	2008	2009	2010	2011	2012	2013+	Total	Fair Value
Assets:								
Trading securities	$1,315	-	-	-	-	$ 454	$1,769	$1,769
Average interest rate	5.19%	-	-	-	-	13.15%	7.23%	
Interest Rate Derivatives (notional value):								
Capital Markets:								
Forward contracts:								
Commitments to buy	$1,411	-	-	-	-	-	$1,411	$ (4)
Weighted average settlement price	99.73%	-	-	-	-	-	99.73%	
Commitments to sell	$1,691	-	-	-	-	-	$1,691	$ 6
Weighted average settlement price	99.74%	-	-	-	-	-	99.74%	
Caps purchased	$ 20	$ 10	-	-	-	-	$ 30	*
Weighted average strike price	4.50%	5.75%	-	-	-	-	4.92%	
Caps written	$ (20)	$ (10)	-	-	-	-	$ (30)	*
Weighted average strike price	4.50%	5.75%	-	-	-	-	4.92%	
Floors purchased	-	$ 80	$ 80	$ 200	$ 10	-	$ 370	$ 2
Weighted average strike price	-	6.54%	6.44%	6.65%	5.50%	-	6.55%	
Floors written	-	$ (80)	$ (80)	$(200)	$ (10)	-	$ (370)	$ (2)
Weighted average strike price	-	6.54%	6.44%	6.65%	5.50%	-	6.55%	
Swap contracts	$ 40	$ 390	$ 125	$ 1	$ 134	$ 57	$ 747	$ 6
Average pay rate (fixed)	6.36%	7.87%	7.90%	7.66%	5.00%	4.66%	7.03%	
Average receive rate (floating)	7.42%	7.45%	7.38%	7.59%	4.99%	4.96%	6.81%	
Swap contracts	$ 6	$ 28	$ 107	$ 170	$ 51	$ 41	$ 403	$ (8)
Average pay rate (floating)	6.23%	7.65%	6.78%	6.57%	6.67%	5.74%	6.62%	
Average receive rate (fixed)	4.77%	7.23%	6.24%	6.06%	6.37%	6.29%	6.23%	
Swap contracts	$ (40)	$ (390)	$ (125)	$ (1)	-	$ (5)	$ (561)	$ (12)
Average pay rate (floating)	7.42%	7.45%	7.38%	7.59%	-	4.62%	7.41%	
Average receive rate (fixed)	6.36%	7.87%	7.90%	7.66%	-	5.00%	7.74%	
Swap contracts	$ (6)	$ (28)	$ (107)	$(170)	$ (51)	$ (41)	$ (403)	$ 8
Average pay rate (fixed)	4.77%	7.23%	6.24%	6.06%	6.37%	6.29%	6.23%	
Average receive rate (floating)	6.23%	7.65%	6.78%	6.57%	6.67%	5.74%	6.62%	
Futures contracts:								
Commitments to sell	$ 489	$ 136	$ 64	-	-	-	$ 689	*
Weighted average settlement price	97.07%	96.42%	95.82%	-	-	-	96.83%	

* Amount is less than $500,000

LIQUIDITY MANAGEMENT

ALCO focuses on being able to fund assets with liabilities of the appropriate duration, as well as the risk of not being able to meet unexpected cash needs. The objective of liquidity management is to ensure the continuous availability of funds to meet the demands of depositors, other creditors and borrowers, and the requirements of ongoing operations. This objective is met by maintaining liquid assets in the form of trading securities and securities available for sale, maintaining sufficient unused borrowing capacity in the national money markets, growing core deposits, and the repayment of loans and the capability to sell or securitize loans. ALCO is responsible for managing these needs by taking into account the marketability of assets; the sources, stability and availability of funding; and the level of unfunded commitments. See Note 25 – Derivatives and Off-Balance Sheet Arrangements for additional information. Funds are available from a number of sources, including core deposits, the securities available for sale portfolio, the Federal Home Loan Bank (FHLB), the Federal Reserve Banks, access to capital markets through issuance of senior or subordinated bank notes and institutional certificates of deposit, availability to the overnight and term Federal Funds markets, access to retail brokered certificates of deposit, dealer and commercial customer repurchase agreements, and through the sale or securitization of loans.

Core deposits are a significant source of funding and have been a stable source of liquidity for banks. The Federal Deposit Insurance Corporation insures these deposits to the extent authorized by law. For 2007, the total loans, excluding loans held for sale and real estate loans pledged against other collateralized borrowings, to core deposits ratio was 160 percent compared with 163 percent and 151 percent in 2006 and 2005, respectively. Should loan growth exceed core deposit growth, alternative sources of funding loan growth may be necessary in order to maintain an adequate liquidity position. One means of maintaining a stable liquidity position is to sell loans either through whole-loan sales or loan securitizations. During 2007 and 2006, FHN sold loans through on-balance sheet securitizations structured as financings for accounting purposes. FHN periodically evaluates its liquidity position in conjunction with determining its ability and intent to hold loans for the foreseeable future.

In February 2005, FTBNA established a bank note program providing additional liquidity of $5.0 billion. This bank note program provides FTBNA with a facility under which it may continuously issue and offer short- and medium-term unsecured notes. On December 31, 2007, $1.6 billion was available under existing conditions through the bank note program as a funding source.

FHN and FTBNA have the ability to generate liquidity by issuing preferred equity or incurring other debt. Liquidity has been obtained through FTBNA's issuance of approximately $250 million of subordinated notes in 2006. In addition, FTBNA's issued 300,000 shares of noncumulative perpetual preferred stock which provided approximately $295 million capital in 2005. In addition, liquidity has been obtained through issuance of $300 million of guaranteed preferred beneficial interests in FHN's junior subordinated debentures through two Delaware business trusts, wholly owned by FHN, See Note 10 – Long-Term Debt, Note 11 – Guaranteed Preferred Beneficial Interests in First Horizon's Junior Subordinated Debentures and Note 12 – Preferred Stock of Subsidiary for additional information. FHN also evaluates alternative sources of funding, including loan sales, securitizations, syndications, and FHLB borrowings in its management of liquidity.

The Consolidated Statements of Cash Flows provide information on cash flows from operating, investing and financing activities for each of the three years ended December 31, 2007. Net cash provided by operating activities was the primary contributor of positive cash flows during 2007. In addition, cash provided by investing activities contributed to positive cash flows in 2007 reflecting the decline in investment securities and loans as compared to 2006. Net cash used by financing activities was driven by the decline in deposits in 2007 which was somewhat offset by increases in short-term borrowings. Net cash provided by operating and financing activities were the primary contributors of positive cash flows during 2006 and 2005 respectively. Growth in long-term debt and deposits in 2006 and 2005, respectively, were utilized to meet increased liquidity needs related to loan growth during both periods.

Parent company liquidity is maintained by cash flows stemming from dividends and interest payments collected from subsidiaries along with net proceeds from stock sales through employee plans, which represent the primary sources of funds to pay dividends to shareholders and interest to debt holders. The amount paid to the parent company through FTBNA common dividends is managed as part of FHN's overall cash management process, subject to applicable regulatory restrictions described in the next paragraph. The parent company also has the ability to enhance its liquidity position by raising equity or incurring debt.

Certain regulatory restrictions exist regarding the ability of FTBNA to transfer funds to FHN in the form of cash, common dividends, loans or advances. At any given time, the pertinent portions of those regulatory restrictions allow FTBNA to declare preferred or common dividends without prior regulatory approval in an amount equal to FTBNA's retained net income for the two most recent completed years plus the current year to date. For any period, FTBNA's 'retained net income' generally is equal to FTBNA's regulatory net income reduced by the preferred and common dividends declared by FTBNA. One effect of this regulatory calculation method is that the amount available for preferred or common dividends by FTBNA without prior regulatory approval can change substantially at the beginning of each new fiscal year compared with the last day of the year just completed. However, due to the net retained loss experienced in 2007, during 2008, FTBNA's excess dividends in the year 2007 may be applied against retained net income for the year 2005. Also, during 2009, FTBNA's excess dividends in the year 2007 may be applied against the net retained net income for the years 2005 and 2006. Applying the applicable rules, FTBNA's total amount available for dividends was ($74.0) million at December 31, 2007 and at January 1, 2008. Earnings (or losses) and dividends declared during 2008 will change the amount available during 2008 until December 31. As long as the dividends declared in 2008 do not exceed FTBNA's net income in that year, the amount available for dividends at January 1, 2009 will be the same as that available at December 31, 2008.

FTBNA has obtained approval from the OCC to declare and pay dividends on its preferred stock outstanding payable in April 2008. FTBNA has not requested approval to pay common dividends to its sole common stockholder, FHN. At the current quarterly dividend rate of 20 cents per share, FHN estimates that it will have sufficient cash available to pay the common shareholder dividend as well as its other current obligations throughout 2008 even if FTBNA were unable to pay a common dividend to FHN during the year. Availability of funds is not the sole factor considered by FHN's Board in deciding whether or not to declare a dividend of any particular size; the Board also must consider FHN's current and prospective capital, liquidity and other needs.

Off-balance Sheet Arrangements and Other Contractual Obligations

First Horizon Home Loans originates conventional conforming and federally insured single-family residential mortgage loans. Likewise, FTN Financial Capital Assets Corporation purchases the same types of loans from customers. Substantially all of these mortgage loans are exchanged for securities, which are issued through investors, including government sponsored enterprises (GSE), such as Government National Mortgage Association (GNMA) for federally insured loans and Federal National Mortgage Association (FNMA) and Federal Home Loan Mortgage Corporation (FHLMC) for conventional loans, and then sold in the secondary markets. Each of the GSE has specific guidelines and criteria for sellers and servicers of loans backing their respective securities. Many private investors are also active in the secondary market as issuers and investors. The risk of credit loss with regard to the principal amount of the loans sold is generally transferred to investors upon sale to the secondary market. To the extent that transferred loans are subsequently determined not to meet the agreed upon qualifications or criteria, the purchaser has the right to return those loans to FHN. In addition, certain mortgage loans are sold to investors with limited or full recourse in the event of mortgage foreclosure (refer to discussion of foreclosure reserves under Critical Accounting Policies). After sale, these loans are not reflected on the Consolidated Statements of Condition. See also Note 18 – Restrictions, Contingencies and Other Disclosures.

FHN's use of government agencies as an efficient outlet for mortgage loan production is an essential source of liquidity for FHN and other participants in the housing industry. During 2007 and 2006, approximately $18.3 billion and $13.8 billion, respectively, of conventional and federally insured mortgage loans were securitized and sold by First Horizon Home Loans through these investors.

Certain of FHN's originated loans, including non-conforming first-lien mortgages, second-lien mortgages and HELOC originated primarily through FTBNA, do not conform to the requirements for sale or securitization through government agencies. FHN pools and securitizes these non-conforming loans in proprietary transactions. After securitization and sale, these loans are not reflected on the Consolidated Statements of Condition, except as described hereafter (see Credit Risk Management – Mortgage Banking). These transactions, which are conducted through single-purpose business trusts, are an efficient way for FHN and other participants in the housing industry to monetize these assets. On December 31, 2007 and 2006, the outstanding principal amount of loans in these off-balance sheet business trusts was $25.6 billion and $24.5 billion, respectively. Given the significance of FHN's origination of non-conforming loans, the use of single-purpose business trusts to securitize these loans has historically been an important source of liquidity to FHN. Continued availability of this market will be subject to current market conditions. See Note 24 – Securitizations for additional information.

Pension obligations are funded by FHN to provide current and future benefit to participants in FHN's noncontributory, defined benefit pension plan. On December 31, 2007, the annual measurement date, pension obligations were $429.7 million with $503.5 million of assets in the trust to fund those obligations. FHN made a contribution of $37 million to the pension plan in fourth quarter 2006 and made an additional contribution of $37 million in first quarter 2007. Both of these contributions were attributable to the 2006 plan year. FHN expects to make no contributions to the pension plan in 2008 and approximately $4 million for unfunded pension plans. The discount rate for 2007 of 7.00 percent for the qualified pension plan and 6.70 percent for the nonqualified supplemental executive retirement plan was determined by using a hypothetical AA yield curve represented by a series of annualized individual discount rates from one-half to thirty years. The discount rates for the pension and nonqualified supplemental executive retirement plans are selected based on data specific to FHN's plans and employee population. See Note 20 – Savings, Pension and Other Employee Benefits for additional information.

FHN has various other financial obligations, which may require future cash payments. Table 16 sets forth contractual obligations representing required and potential cash outflows as of December 31, 2007. Purchase obligations represent obligations under agreements to purchase goods or services that are enforceable and legally binding on FHN and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions, and the approximate timing of the transaction. In addition, FHN enters into commitments to extend credit to borrowers, including loan commitments, standby letters of credit, and commercial letters of credit. These commitments do not necessarily represent future cash requirements, in that these commitments often expire without being drawn upon. See Note 25 – Derivatives and Off-Balance Sheet Arrangements for additional information.

Table 16 - Contractual Obligations

(Dollars in thousands)	Payments due by period* Less than 1 year	1-3 years	4-5 years	After 5 years	Total
Contractual obligations:					
Time deposit maturities**	$4,428,650	$1,037,943	$ 236,500	$ 252,740	$ 5,955,833
Long-term debt***	1,856,969	1,870,471	900,288	2,169,327	6,797,055
Annual rental commitments under noncancelable leases****	61,470	80,290	38,244	39,905	219,909
Purchase obligations	89,455	97,140	45,636	29,792	262,023
Total contractual obligations	$6,436,544	$3,085,844	$1,220,668	$2,491,764	$13,234,820

* On December 31, 2007, a liability for unrecognized tax benefits for $31.6 million has been excluded from this table as the timing of payment cannot be reasonably estimated.
** See Note 8 – Time Deposit Maturities for further details.
*** See Note 10 – Long-Term Debt for further details.
**** See Note 5 – Premises, Equipment and Leases for further details.

Credit Ratings

Maintaining adequate credit ratings on debt issues is critical to liquidity because it affects the ability of FHN to attract funds from various sources, such as brokered deposits or wholesale borrowings of which FHN had $1.9 billion and $5.3 billion on December 31, 2007 and 2006, respectively, on a cost-competitive basis (see also Liquidity Management). The various credit ratings are detailed in Table 17. The availability and cost of funds other than core deposits is also dependent upon marketplace perceptions of the financial soundness of FHN, which include such issues as capital levels, asset quality and reputation. The availability of core deposit funding is dependent upon federal deposit insurance, which can be removed only in extraordinary circumstances, but may also be influenced to some extent by the same factors that affect other funding sources.

Table 17 - Credit Ratings

	Standard & Poor's(1)	Moody's(2)	Fitch(3)
First Horizon National Corporation			
Overall credit rating: Long-term/Outlook	BBB+/Negative	Baa1/Negative	A–/Stable
Subordinated debt	BBB	Baa2	BBB+
Capital securities*	BBB–	Baa2	BBB+
First Tennessee Bank National Association			
Overall credit rating: Long-term/Short-term/Outlook	A–/A–2/Negative	A3/P-2/Negative	A–/F1/Stable
Non-cumulative perpetual preferred stock	BBB	Baa2	BBB+
Long-term/short-term deposits	A–/A–2	A3/P–2	A–/F1
Other long-term/short-term funding**	A–/A–2	A3/P–2	A–/F1
Subordinated debt	BBB+	Baa1	BBB+
FT Real Estate Securities Company, Inc.			
Preferred stock	BBB	Baa2	

* Guaranteed preferred beneficial interests in First Horizon's junior subordinated debentures issued through a wholly-owned unconsolidated business trust.
** Other funding includes senior bank notes and extendible notes.
A rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time and should be evaluated independently of any other rating.
(1) Last change in rating was January 17, 2008.
(2) Last change in rating was January 24, 2008.
(3) Last change in rating was October 5, 2007.

MARKET RISK MANAGEMENT
Capital markets buys and sells various types of securities for its customers. When these securities settle on a delayed basis, they are considered forward contracts. Inventory positions are limited to the procurement of securities for distribution to customers by the sales staff, and ALCO policies and guidelines have been established with the objective of limiting the risk in managing this inventory.

CAPITAL MANAGEMENT
The capital management objectives of FHN are to provide capital sufficient to cover the risks inherent in FHN's businesses, to maintain excess capital to well-capitalized standards and to assure ready access to the capital markets. Management has a Capital Management committee that is responsible for capital management oversight and provides a forum for addressing management issues related to capital adequacy. The committee reviews sources and uses of capital, key capital ratios, segment economic capital allocation methodologies, and other factors in monitoring and managing current capital levels, as well as potential future sources and uses of capital. The committee also recommends capital management policies, which are submitted for approval to the Enterprise-wide Risk/Return Management Committee and the Board.

OPERATIONAL RISK MANAGEMENT
Operational risk is the risk of loss from inadequate or failed internal processes, people, and systems or from external events. This risk is inherent in all businesses. Management, measurement, and reporting of operational risk are overseen by the Operational Risk Committee, which is chaired by the EVP of Risk Management. Key representatives from the business segments, legal, shared services, risk management, and insurance are represented on the committee. Subcommittees manage and report on business continuity planning, information technology, data security, insurance, compliance, records management, product and system development, customer complaint, and reputation risks. Summary reports of the committee's activities and decisions are provided to the Enterprise-wide Risk/Return Management Committee. Emphasis is dedicated to refinement of processes and tools to aid in measuring and managing material operational risks and providing for a culture of awareness and accountability.

COMPLIANCE RISK MANAGEMENT
Compliance risk is the risk of legal or regulatory sanctions, material financial loss, or loss to reputation as a result of failure to comply with laws, regulations, rules, related self-regulatory organization standards, and codes of conduct applicable to banking and other activities. Management, measurement, and reporting of compliance risk are overseen by the Regulatory Compliance Committee, which is chaired by the EVP of Regulatory Risk Management. Key executives from the business segments, legal, risk management, and shared services are represented on the committee. Summary reports of the committee's activities and decisions are provided to the Enterprise-wide Risk/Return Management Committee, and to the Audit Committee of the Board, as applicable. Reports include the status of regulatory activities, internal compliance program initiatives, and evaluation of emerging compliance risk areas.

CREDIT RISK MANAGEMENT
Credit risk is the risk of loss due to adverse changes in a borrower's ability to meet its financial obligations under agreed upon terms. FHN is subject to credit risk in lending, trading, investing, liquidity/funding and asset management activities. The nature and amount of credit risk depend on the types of transactions, the structure of those transactions and the parties involved. In general, credit risk is incidental to trading, investing, liquidity/funding and asset management activities, while it is central to the profit strategy in lending. As a result, the majority of credit risk is associated with lending activities.

FHN has processes and management committees in place that are designed to assess and monitor credit risks. These are subject to independent review by FHN's Credit Risk Assurance Group, which encompasses both Credit Review and Credit Quality Control functions. The EVP of Credit Risk Assurance is appointed by and reports to the Credit Policy & Executive Committee of the Board. This group is charged with providing the Board and executive management with independent, objective, and timely assessments of FHN's portfolio quality and credit risk management processes. Management's Asset Quality Committee has the responsibility to evaluate its assessment of current asset quality for each lending product. In addition, the Asset Quality Committee evaluates the projected changes in classified loans, non-performing assets and charge-offs. A primary objective of this committee is to provide information about changing trends in asset quality by region or loan product, and to provide to senior management a current assessment of credit quality as part of the estimation process for determining the allowance for loan losses. The Credit Watch Committee has primary responsibility to identify credit problems and to monitor actions to rehabilitate certain credits. Management also has a Credit Risk Management Committee that is responsible for enterprise-wide credit risk oversight and provides a forum for addressing management issues. The committee also recommends credit policies, which are submitted for approval to the Credit Policy and Executive Committee of the Board, and underwriting guidelines to manage the level and composition of credit risk in its loan portfolio and review performance relative to these policies. In addition, the Financial Counterparty Credit Committee, composed of senior managers, assesses the credit risk of financial counterparties and sets limits for exposure based upon the credit quality of the counterparty. FHN's goal is to manage risk and price loan products based on risk management decisions and strategies. Management strives to identify potential problem loans and nonperforming loans early enough to correct the deficiencies. It is management's objective that both charge-offs and asset write-downs are recorded promptly, based on management's assessments of current collateral values and the borrower's ability to repay.

FHN has a significant concentration of loans secured by residential real estate (54 percent of total loans) primarily in three portfolios. The retail real estate residential portfolio (35 percent of total loans) was comprised of primarily home equity lines and loans. While this portfolio is showing increased stress related to the downturn in the housing market, it contains loans extended to strong borrowers with high credit scores and is geographically diversified.

The OTC portfolio (9 percent of total loans) has been negatively impacted by the downturn in the housing industry, certain discontinued product types, and the decreased availability of permanent mortgage financing. Portfolio performance issues are more acute in certain volatile markets.

The Residential CRE portfolio (10 percent of total loans) has also been negatively impacted by the housing industry downturn as builder liquidity has been severely stressed. Similar to the OTC portfolio, Residential CRE portfolio performance was driven by conditions in markets that have been most significantly impacted by the downturn.

On December 31, 2007, FHN did not have any concentrations of 10 percent or more of total commercial, financial and industrial loans in any single industry.

Allowance for Loan Losses and Charge-offs

Management's policy is to maintain the allowance for loan losses at a level sufficient to absorb estimated probable incurred losses in the loan portfolio. The allowance for loan losses is increased by the provision for loan losses and recoveries and is decreased by charged-off loans. The adequacy of the allowance for loan losses is analyzed quarterly. The Chief Credit Officer has the responsibility for performing a comprehensive review of the allowance for loan losses and reviewing that analysis with the Credit Policy and Executive Committee of the Board each quarterly reporting period. An analytical model, based on historical loss experience adjusted for current events, trends and economic conditions, is used to assess the adequacy of the allowance for loan losses. This methodology determines an estimated loss percentage (reserve rate), which is applied against the balance of loans in each segment of the loan portfolio at the evaluation date. The nature of the process by which FHN determines the appropriate allowance for loan losses requires the exercise of considerable judgment. After review of all relevant factors, management believes the allowance for loan losses is adequate and reflects its best estimate of probable incurred losses.

In fourth quarter 2007, FHN's quarterly review of the adequacy of the allowance for loan and lease losses included additional reviews of the adequacy of the allowance associated with residential real estate portfolios in light of the unprecedented real estate market conditions that unfolded in the last half of 2007. It was determined that loan losses were increasing due to the likelihood of default and the severity of inherent losses within the residential real estate loan portfolios. This is primarily a result of rapid material declines in collateral values as well as certain high risk products and high risk geographic locations within the homebuilder finance and OTC portfolios. This analysis resulted in an increased provision level of $156.6 million recognized in fourth quarter 2007.

The total allowance for loan losses increased to $342.3 million on December 31, 2007, from $216.3 million at year-end 2006, which was up $26.6 million since year-end 2005. Period-end loans were flat in 2007 after increasing 7 percent in 2006. The ratio of allowance for loan losses to loans, net of unearned income, was 1.55 percent on December 31, 2007, compared to .98 percent on December 31, 2006, primarily reflecting deterioration in the one-time close and homebuilder portfolios. The ratio of allowance for loan losses to loans was .92 percent on December 31, 2005.

Table 19 summarizes by category loans charged-off and recoveries of loans previously charged-off. This table also shows the additions to the reserve through provision. Table 18 shows net charge-off ratios. Net charge-offs increased to $131.8 million for the year ended December 31, 2007, up from $55.1 million in 2006 and $37.5 million in 2005. The increase in the 2007 level of net charge-offs was primarily due to increased net charge-offs in the residential commercial real estate and the residential construction (OTC) portfolios. Commericial, financial and industrial net charge-offs were $35.5 million in 2007 compared to $23.4 million in 2006. This increase is primarily due to several commercial credits in the retail commercial bank's traditional lending markets. Residential commercial real estate loan net charge-offs increased to $28.6 million in 2007 from $1.9 million in 2006 due to the significant deterioration in the residential housing market. This deterioration also accounts for the increase in retail real estate net charge-offs, both the retail residential construction (OTC) and the home equity portfolios. OTC net charge-offs increased to $23.5 million in 2007 from $2.0 million in 2006 and home equity net charge-offs increased to $25.9 million in 2007 from $13.8 million in 2006. Other retail net charge-offs increased to $5.0 million in 2007 from $3.7 million in 2006 primarily due to discontinued products and overdrafts. Credit card receivable net charge-offs increased to $6.1 million in 2007 from $5.1 million in 2006 primarily due to management's focus on developing a relationship-based portfolio.

Table 18 - Net Charge-off Ratios*

	2007	2006	2005
Total commercial	**.57%**	.24%	.13%
Retail real estate	**.54**	.20	.15
Other retail	**3.37**	2.26	1.46
Credit card receivables	**3.11**	2.43	4.03
Total net charge-offs	**.60**	.26	.20

* Net charge-off ratios are calculated based on average loans, net of unearned income.
Table 10 provides information on the relative size of each loan portfolio.

Asset quality indicators are expected to remain stressed in 2008 due to the expectation that the housing industry and broader economic conditions will deteriorate. Actual results could differ because of several factors, including those presented in the Forward-Looking Statements section of this MD&A discussion.

Table 19 - Analysis of Allowance for Loan Losses

(Dollars in thousands)	**2007**	2006	2005	2004	2003	2002
Allowance for loan losses:						
Beginning balance	**$ 216,285**	$ 189,705	$ 158,159	$ 160,333	$ 144,298	$ 150,614
Provision for loan losses	**272,765**	83,129	67,678	48,348	86,698	92,184
Loans transferred to held for sale	**2,655**	-	-	(8,382)	-	-
Acquisitions/(divestitures), net	**(17,598)**	(1,470)	1,386	-	(2,652)	-
Charge-offs:						
Commercial:						
Commercial, financial and industrial	**42,639**	28,095	12,789	11,925	12,460	37,241
Real estate commercial	**2,504**	2,070	498	2,690	3,067	2,966
Real estate construction	**26,272**	115	2,805	779	7,642	3,367
Retail:						
Real estate residential	**37,345**	23,405	18,744	21,271	35,809	36,726
Real estate construction	**23,806**	1,962	374	-	-	-
Other retail	**7,490**	6,753	6,101	7,094	9,920	19,979
Credit card receivables	**6,851**	6,226	10,839	12,870	13,538	12,862
Total charge-offs	**146,907**	68,626	52,150	56,629	82,436	113,141
Recoveries:						
Commercial:						
Commercial, financial and industrial	**7,169**	4,725	3,328	3,473	2,438	2,136
Real estate commercial	**223**	296	1,173	51	166	41
Real estate construction	**2**	-	-	10	1	-
Retail:						
Real estate residential	**4,256**	4,307	5,300	4,517	4,820	4,693
Real estate construction	**280**	-	-	-	-	-
Other retail	**2,458**	3,090	3,697	4,211	5,653	6,419
Credit card receivables	**753**	1,129	1,134	2,227	1,347	1,352
Total recoveries	**15,141**	13,547	14,632	14,489	14,425	14,641
Net charge-offs	**131,766**	55,079	37,518	42,140	68,011	98,500
Ending balance	**$ 342,341**	$ 216,285	$ 189,705	$ 158,159	$ 160,333	$ 144,298
Reserve for off-balance sheet commitments	**$ 10,726**	$ 9,378	$ 10,650	$ 7,904	$ 7,804	$ 5,368
Total of allowance for loan losses and reserve for off-balance sheet commitments	**$ 353,067**	$ 225,663	$ 200,355	$ 166,063	$ 168,137	$ 149,666
Loans and commitments:						
Period end loans, net of unearned	**$22,103,516**	$22,104,905	$20,611,998	$16,441,928	$14,021,318	$11,369,759
Insured retail residential and construction loans*	**913,164**	729,842	826,904	665,909	862,675	785,270
Loans excluding insured loans	**$21,190,352**	$21,375,063	$19,785,094	$15,776,019	$13,158,643	$10,584,489
Off-balance sheet commitments**	**$ 6,929,299**	$ 7,587,028	$ 9,090,618	$ 6,226,245	$ 5,464,097	$ 3,398,534
Average loans, net of unearned	**$22,106,682**	$21,504,175	$18,334,684	$15,440,501	$12,679,804	$10,645,590
Ratios*:**						
Allowance to loans	**1.55%**	.98%	.92%	.96%	1.14%	1.27%
Allowance to loans excluding insured loans	**1.62**	1.01	.96	1.00	1.22	1.36
Allowance to net charge-offs	**2.60x**	3.93x	5.06x	3.75x	2.36x	1.46x
Net charge-offs to average loans	**.60**	.26	.20	.27	.54	.93

* Whole-loan insurance is obtained on certain retail residential and construction loans. Insuring these loans absorbs credit risk and results in lower allowance for loan losses.

** Amount of off-balance sheet commitments for which a reserve has been provided. See Note 25 – Derivatives and Off-Balance Sheet Arrangements for further details on off-balance sheet commitments.

*** Net of unearned income.

Components of the Allowance for Loan Losses

The allowance for loan losses is composed of the following components: reserves for individually impaired commercial loans, reserves for commercial loans evaluated based on pools of credit graded loans, and reserves for pools of smaller-balance homogeneous retail and commercial loans. Reserves for individually impaired commercial loans are computed in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," and are based on either the estimated collateral value less selling costs (if the loan is a collateral dependent loan), or the present value of expected future cash flows discounted at the loan's effective interest rate. Reserves for commercial loans evaluated based on pools of credit graded loans and reserves for pools of smaller-balance homogeneous retail and commercial loans are determined in accordance with SFAS No. 5, "Accounting for Contingencies." The reserve factors applied to these pools are an estimate of probable incurred losses based on management's evaluation of historical losses from loans with similar characteristics, adjusted for current economic factors and trends. Table 20 gives a breakdown of the allowance allocation by major loan types and commercial loan grades on December 31, 2007, compared with December 31, 2006.

To assess the quality of individual commercial loans, all commercial loans are internally assigned a credit grade. During 2006, a new credit grading system was implemented that assigns credit grades ranging from 1 to 16. However, the allowance for loan losses continues to be based on historical losses which had assigned grades of 1 to 10. Therefore, to maintain the integrity and accuracy of the allowance methodology, at each reporting period the new assigned loan grades are back-converted to the old grades for proper assignment of reserves. The credit grading system is intended to identify and measure the credit quality of lending relationships by analyzing the migration of loans between grading categories. It is also integral to the estimation methodology utilized in determining the allowance for loan losses since an allowance is established for pools of commercial loans based on the credit grade assigned. The appropriate relationship manager performs the process of classifying commercial loans into the appropriate credit grades initially as a component of the approval of the loan and has responsibility for insuring that the loan is properly graded throughout the life of the loan. The proper loan grade for all commercial loans in excess of $1 million is confirmed by a senior credit officer in the approval process. To determine the most appropriate credit grade for each loan, FHN utilizes a credit risk grading system that employs scorecards to particular categories of loans. The scorecards consist of a number of objective and subjective measures that are weighted in a manner that produces a rank ordering of risk within pass-graded credits. Loan grades are frequently reviewed by commercial loan review to determine if any changes in the circumstances of the loan require a different risk grade.

A reserve rate is established for each loan grade based on a historical three-year moving average of actual charge-offs. The reserve rate is then adjusted for current events, trends, and economic conditions that affect the asset quality of the loan portfolio. Some of the factors considered in making these adjustments include: levels of and trends in delinquencies; classified loans and nonaccrual loans; trends in outstandings and maturities; effects of changes in lending policies and underwriting guidelines; introduction of new loan products with different risk characteristics; experience, ability and depth of lending management and staff; migration trends of loan grades; and charge-off trends that may skew the historical three-year moving average. Finally, the reserve rates for each loan grade are reviewed quarterly to reflect local, regional and national economic trends; concentrations of cyclical industries; and the economic prospects for industry concentrations. To supplement management's process in setting these additional adjustments, an economic model is used that evaluates the correlation between historical charge-offs and a number of state and national economic indicators. Also, all impaired loans $1 million and greater are reviewed individually in accordance with SFAS No. 114, and a specific reserve is set based on the exposure (the difference between the outstanding loan amount and either the present value of expected future cash flows or the estimated net realizable value of the collateral) and the probability of loss.

Table 20 - Loans and Foreclosed Real Estate on December 31

	2007						2006		
(Dollars in millions)	Commercial	Construction and Development	Commercial Real Estate	**Total**	% of Total	Allowance for Loan Losses	Total	% of Total	Allowance for Loan Losses
Internal grades:									
1	$ 15	$ -	$ -	**$ 15**	-%	$ -	$ 41	-%	$ -
2	75	-	3	**78**	-	-	187	1	1
3	237	8	17	**262**	1	2	257	1	2
4	468	1	7	**476**	2	3	575	3	4
5	656	31	34	**721**	3	6	676	3	6
6	737	207	92	**1,036**	5	10	1,012	5	10
7	1,017	363	185	**1,565**	7	16	1,721	8	18
8	1,560	533	406	**2,499**	11	30	3,045	14	42
9	809	554	248	**1,611**	7	22	1,603	7	19
10	555	349	124	**1,028**	5	21	805	4	10
11	654	263	82	**999**	5	32	873	4	12
12	242	148	31	**421**	2	25	150	-	6
13	43	127	34	**204**	1	22	35	-	4
14, 15, 16 (Classifieds)	50	43	24	**117**	1	15	61	-	10
	7,118	2,627	1,287	**11,032**	50	204	11,041	50	144
Impaired loans:									
Contractually past due	23	126	8	**157**	1	20	51	-	15
Total commercial and commercial real estate loans	7,141	2,753	1,295	**11,189**	51	224	11,092	50	159
Retail:									
Real estate residential*				**8,558**	39	46	8,564	39	39
Real estate construction				**2,008**	9	60	2,085	9	7
Other retail				**144**	-	5	161	1	4
Credit card receivables				**205**	1	7	203	1	7
Total retail loans				**10,915**	49	118	11,013	50	57
Total loans				**$22,104**	100%	$342	$22,105	100%	$216
Foreclosed real estate:									
Commercial	$ 14	$ 15	$ 9	**$ 38**			$ 18		
Retail				**19**			13		
Mortgage banking				**28**			14		
Foreclosed real estate from GNMA loans				**19**			18		
Total foreclosed real estate				**$ 104**			$ 63		

* Includes real estate loans pledged against other collateralized borrowings.

Loans are expressed net of unearned income. All data is based on internal loan classifications.

FHN employs a dual grade commercial risk grading methodology to assign a probability of default estimate to individual credits. The methodology utilizes multiple scorecards that have been developed using a combination of objective and subjective factors specific to various portfolio segments that result in a rank-ordering of risk in the "pass grades" of 1-11. Each grade corresponds to an estimated one-year default probability percentage; a PD 1 has the lowest expected default probability, and probabilities increase as grades progress down the scale. PD 12 is referred to as the "pass-watch" grade and is situationally assigned when a credit is judged to need additional attention. PD 13-16 correspond to the regulatorily-defined categories of special mention (13), substandard (14), doubtful (15) and loss (16).

Impaired: A loan for which it is probable that all amounts due, according to the contractual terms of the loan agreement, will not be collected and the loan is placed on non-accrual status. Reserves for impaired loans are based on the value of the collateral or the cash flow of the entity compared to the outstanding balance.

Table 21 shows the reserve rates (percentage of allowance for loan losses to outstanding balances) by loan category. The average reserve rate for all commercial loans increased to 1.85 percent in 2007 primarily due to additional reserves on the Residential CRE portfolio. The reserves were 1.30 percent in 2006 and 1.28 percent in 2005.

Table 21 - Average Reserve Rates

	2007	**Loans % of Total**	2006	Loans % of Total	2005	Loans % of Total	2004	Loans % of Total	2003	Loans % of Total
Commercial, commercial real estate and commercial construction*	**1.85%**	**49.9**	1.30%	50.0	1.28%	47.9	1.30%	46.8	1.49%	43.7
Impaired	**12.74**	**.7**	29.41	.2	28.13	.2	28.57	.2	29.41	.2
Retail real estate including loans pledged against other collateralized borrowings	**1.00**	**47.8**	.43	48.2	.40	49.9	.40	50.5	.56	52.6
Other retail	**3.47**	**.7**	2.48	.7	2.38	.8	2.96	1.0	2.35	1.5
Credit card receivables	**3.41**	**.9**	3.45	.9	3.98	1.2	4.02	1.5	4.76	2.0

* Excludes impaired loans.

The allowance for loan losses for smaller-balance homogenous loans (retail loans) is determined based on pools of similar loan types that have similar credit risk characteristics, which is consistent with industry practice. FHN manages retail loan credit risk on a portfolio basis. Reserve rates are established for each segment of the retail loan portfolio based on historical loss experience and are adjusted to reflect current events, trends and economic conditions. Some of the factors for making these adjustments include: changes in underwriting guidelines or credit scoring models; trends in consumer payment patterns, delinquencies and personal bankruptcies; changes in the mix of loan products outstanding; experience, ability and depth of lending management and staff; value of underlying collateral; and charge-off trends.

The average reserve rate for retail real estate loans was 1.00 percent for 2007 compared to .43 percent for 2006 and .40 percent for 2005. This increase was primarily driven by deterioration in retail real estate construction loans which prompted an increase in reserves in 2007. The average reserve rate for other retail loans, which represented less than one percent of total loans in 2007, was 3.47 percent for 2007 compared to 2.48 percent for 2006. The average reserve rate for credit card receivables, also less than one percent of total loans, decreased to 3.41 percent for 2007 from 3.45 in 2006 and 3.98 in 2005.

Nonperforming Assets

Nonperforming loans consist of impaired, other nonaccrual and restructured loans. These, along with foreclosed real estate (excluding foreclosed real estate from GNMA loans), represent nonperforming assets. Impaired loans are those loans for which it is probable that all amounts due, according to the contractual terms of the loan agreement, will not be collected and for which recognition of interest income has been discontinued. Other nonaccrual loans are residential and other retail loans on which recognition of interest income has been discontinued.

Nonperforming assets increased to $392.4 million on December 31, 2007, from $139.0 million on December 31, 2006. The nonperforming assets ratio increased to 1.66 percent in 2007 from .58 percent in 2006. The nonperforming assets ratio increased from historically low levels due to deterioration in the residential real estate portfolio reflecting the slow down in the housing market. Nonperforming loans in the loan portfolio were $283.3 million on December 31, 2007, compared to $82.8 million on December 31, 2006. The ratio of nonperforming loans in the loan portfolio to total loans was 1.28 percent on December 31, 2007, compared to .37 percent on December 31, 2006. This increase in nonperforming loans was primarily attributable to deterioration in the OTC and homebuilder/condominium portfolios which was primarily a result of the slowdown in the housing markets. Nonperforming OTC loans (the Retail Real Estate Construction line of Table 10) increased to $115.7 million on December 31, 2007 from $25.0 million on December 31, 2006. Nonperforming homebuilder/condominium loans (included in the Commercial Real Estate Construction line of Table 10) increased to $141.2 million on December 31, 2007 from $13.0 million on December 31, 2006. In addition, retail/commercial banking foreclosed assets increased $26.5 million in 2007, which can be attributed to the deterioration in the residential real estate portfolio and the maturing of the retail loan portfolio. Mortgage banking nonperforming assets were $51.4 million for 2007 compared to $24.9 million for 2006 reflecting higher levels of both nonperforming held for sale loans and foreclosed real estate. The nonperforming held for sale loans are written down to lower of cost or market, while foreclosed assets are either charged-off or written down to net realizable value at foreclosure. The nonperforming asset ratio is expected to remain under pressure throughout the balance of the negative housing cycle.

Information regarding nonperforming assets and past-due loans is presented in Table 23. Table 22 gives additional information related to changes in nonperforming assets for 2005 through 2007.

Table 22 - Changes in Nonperforming Assets

(Dollars in thousands)	**2007**	2006	2005
Beginning balance	**$ 139,028**	$ 79,669	$ 77,338
Additional nonperforming assets	**442,524**	192,187	79,554
Payments, sales and other dispositions	**(95,864)**	(114,202)	(67,036)
Charge-offs	**(93,261)**	(18,626)	(10,187)
Ending balance	**$ 392,427**	$ 139,028	$ 79,669

Table 23 - Nonperforming Assets on December 31

(Dollars in thousands)	**2007**	**2006**	**2005**	**2004**	**2003**	**2002**
Retail/Commercial Banking:						
Nonperforming loans*	**$283,290**	$ 82,837	$ 40,771	$ 41,102	$ 43,228	$ 58,454
Foreclosed real estate	**57,749**	31,230	18,932	19,247	14,677	8,188
Other assets	**-**	-	-	-	336	33
Total Retail/Commercial Banking	**341,039**	114,067	59,703	60,349	58,241	66,675
Mortgage Banking:						
Nonperforming loans	**23,797**	10,793	11,488	8,458	8,556	5,733
Foreclosed real estate	**27,591**	14,168	8,478	8,531	9,398	3,263
Total Mortgage Banking	**51,388**	24,961	19,966	16,989	17,954	8,996
Total nonperforming assets	**$392,427**	$139,028	$ 79,669	$ 77,338	$ 76,195	$ 75,671
Foreclosed real estate from GNMA loans**	**$ 18,642**	$ 18,121	$ -	$ -	$ -	$ -
Potential problem assets***	**222,471**	161,727	187,208	98,926	118,142	125,255
Loans 30 to 89 days past due	**287,949**	131,211	97,980	69,593	88,874	100,723
Loans 30 to 89 days past due – guaranteed portion	**92**	161	1,021	873	2,404	3,202
Loans 90 days past due	**56,755**	35,248	37,067	33,343	27,240	37,083
Loans 90 days past due – guaranteed portion	**178**	242	5,348	5,561	5,620	5,987
Loans held for sale 30 to 89 days past due****	**57,317**	31,264	45,788	56,379	73,458	10,731
Loans held for sale 30 to 89 days past due – guaranteed portion****	**57,317**	24,586	30,868	43,542	60,551	-
Loans held for sale 90 days past due****	**194,754**	131,944	176,591	180,617	198,955	-
Loans held for sale 90 days past due – guaranteed portion****	**190,721**	128,627	173,357	179,792	198,955	-
Ratios:						
Allowance to nonperforming loans in the loan portfolio	**121%**	261%	465%	385%	371%	247%
Nonperforming assets to loans, foreclosed real estate and other assets (Retail/Commercial Banking)	**1.57**	.52	.29	.37	.42	.59
Nonperforming assets to unpaid principal balance of servicing portfolio (Mortgage Banking)	**.05**	.02	.02	.02	.03	.02

* Total impaired loans included in nonperforming loans were $272.9 million, $76.3 million, $36.6 million, $34.8 million, $34.4 million and $49.3 million for the years 2007 through 2002, respectively.

** Prior to 2006 properties acquired by foreclosure through GNMA's repurchase program were classified as receivables in "Other assets" on the Consolidated Statements of Condition.

*** Includes past due loans.

**** Prior to 2003 government guaranteed loans repurchased through GNMA's repurchase program were classified as receivables in "Other assets" on the Consolidated Statements of Condition and are not included in past due loan statistics. Guaranteed loans include FHA, VA, student and GNMA loans repurchased through the GNMA repurchase program.

Past Due Loans and Potential Problem Assets

Past due loans are loans contractually past due 90 days or more as to interest or principal payments, but which have not yet been put on nonaccrual status. Past due loans in the loan portfolio increased to $56.8 million on December 31, 2007 compared to $35.2 million on December 31, 2006, with a ratio of past due loans in the loan portfolio to total loans of .26 percent on December 31, 2007, compared to .16 percent on December 31, 2006. Loans 30 to 89 days past due increased $156.7 million to $287.9 million while the ratio of portfolio loans 30 to 89 days past due to total loans increased to 1.30 percent on December 31, 2007 compared to .59 percent on December 31, 2006. This increase is primarily due to the slow-down in the residential housing market and its impact on both commercial and retail real estate portfolios. Additional historical past due loan information can be found in Table 23.

Potential problem assets in the loan portfolio, which includes loans past due 90 days or more but excludes nonperforming assets, increased to $222.5 million, or 1.01 percent of total loans, on December 31, 2007, from $161.7 million, or .73 percent of total loans, on December 31, 2006. The current expectation of losses from potential problem assets has been included in management's analysis for assessing the adequacy of the allowance for loan losses. Potential problem assets represent those assets where information about possible credit problems of borrowers has caused management to have serious doubts about the borrower's ability to comply with present repayment terms. This definition is believed to be substantially consistent with the standards established by the Office of the Comptroller of the Currency for loans classified substandard.

Mortgage Banking

First Horizon Home Loans originates mortgage loans through its retail and wholesale operations and also purchases mortgage loans from third-party mortgage bankers (known as correspondent brokers) for sale to secondary market investors and subsequently services the majority of those loans. The secondary market for mortgages allows First Horizon Home Loans to sell mortgage loans to investors, including GSE, such as FNMA, FHLMC and GNMA. Private investors participate in the secondary market as issuers and investors. The majority of First Horizon Home Loans' mortgage loans are sold through transactions with government agencies. The risk of credit loss with regard to the principal amount of the loans sold is generally transferred to investors upon sale to the secondary market. To the extent that transferred mortgage loans are subsequently determined not to meet the agreed-upon qualifications or criteria, or to the extent that transferred mortgages default shortly after the sale, the purchaser has the right to return those loans to First Horizon Home Loans. In addition, certain mortgage loans are sold to investors with limited or full recourse in the event of mortgage foreclosure (refer to discussion of foreclosure reserves under Critical Accounting Policies).

CRITICAL ACCOUNTING POLICIES

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

FHN's accounting policies are fundamental to understanding management's discussion and analysis of results of operations and financial condition. The consolidated financial statements of FHN are prepared in conformity with accounting principles generally accepted in the United States of America and follow general practices within the industries in which it operates. The preparation of the financial statements requires management to make certain judgments and assumptions in determining accounting estimates. Accounting estimates are considered critical if (a) the estimate requires management to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (b) different estimates reasonably could have been used in the current period, or changes in the accounting estimate are reasonably likely to occur from period to period, that would have a material impact on the presentation of FHN's financial condition, changes in financial condition or results of operations.

It is management's practice to discuss critical accounting policies with the Board of Directors' Audit Committee including the development, selection and disclosure of the critical accounting estimates. Management believes the following critical accounting policies are both important to the portrayal of the company's financial condition and results of operations and require subjective or complex judgments. These judgments about critical accounting estimates are based on information available as of the date of the financial statements.

Effective January 1, 2006, FHN elected early adoption of SFAS No. 156. This amendment to Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS No. 140) required servicing rights be initially measured at fair value. Subsequently, companies are permitted to elect, on a class-by-class basis, either fair value or amortized cost accounting for servicing rights. FHN elected fair value accounting for all classes of mortgage servicing rights. Accordingly, FHN recognized the cumulative effect of a change in accounting principle totaling $.2 million, net of tax, representing the excess of the fair value of the servicing asset over the recorded value on January 1, 2006.

Mortgage Servicing Rights and Other Related Retained Interests
When FHN sells mortgage loans in the secondary market to investors, it generally retains the right to service the loans sold in exchange for a servicing fee that is collected over the life of the loan as the payments are received from the borrower. An amount is capitalized as MSR on the Consolidated Statements of Condition at current fair value. The changes in fair value of MSR are included as a component of Mortgage Banking – Noninterest Income on the Consolidated Statements of Income.

MSR Estimated Fair Value
The fair value of MSR typically rises as market interest rates increase and declines as market interest rates decrease; however, the extent to which this occurs depends in part on (1) the magnitude of changes in market interest rates, and (2) the differential between the then current market interest rates for mortgage loans and the mortgage interest rates included in the mortgage-servicing portfolio.

Since sales of MSR tend to occur in private transactions and the precise terms and conditions of the sales are typically not readily available, there is a limited market to refer to in determining the fair value of MSR. As such, like other participants in the mortgage banking business, FHN relies primarily on a discounted cash flow model to estimate the fair value of its MSR. This model calculates estimated fair value of the MSR using predominant risk characteristics of MSR, such as interest rates, type of product (fixed vs. variable), age (new, seasoned, moderate), agency type and other factors. FHN uses assumptions in the model that it believes are comparable to those used by other participants in the mortgage banking business and reviews estimated fair values and assumptions with third-party brokers and other service providers on a quarterly basis. FHN also compares its estimates of fair value and assumptions to recent market activity and against its own experience.

Estimating the cash flow components of net servicing income from the loan and the resultant fair value of the MSR requires FHN to make several critical assumptions based upon current market and loan production data.

Prepayment Speeds: Generally, when market interest rates decline and other factors favorable to prepayments occur there is a corresponding increase in prepayments as customers refinance existing mortgages under more favorable interest rate terms. When a mortgage loan is prepaid the anticipated cash flows associated with servicing that loan are terminated, resulting in a reduction of the fair value of the capitalized MSR. To the extent that actual borrower prepayments do not react as anticipated by the prepayment model (i.e., the historical data observed in the model does not correspond to actual market activity), it is possible that the prepayment model could fail to accurately predict mortgage prepayments and could result in significant earnings volatility. To estimate prepayment speeds, First Horizon Home Loans utilizes a third-party prepayment model, which is based upon statistically derived data linked to certain key principal indicators involving historical borrower prepayment activity associated with mortgage loans in the secondary market, current market interest rates and other factors. For purposes of model valuation, estimates are made for each product type within the MSR portfolio on a monthly basis.

Table 24 - Mortgage Banking Prepayment Assumptions

	2007	2006	2005
Prepayment speeds			
Actual	**15.4%**	17.4%	24.8%
Estimated*	**15.2**	13.9	22.4

* Estimated prepayment speeds represent monthly average prepayment speed estimates for each of the years presented.

Discount Rate: Represents the rate at which expected cash flows are discounted to arrive at the net present value of servicing income. Discount rates will change with market conditions (i.e., supply vs. demand) and be reflective of the yields expected to be earned by market participants investing in MSR.

Cost to Service: Expected costs to service are estimated based upon the incremental costs that a market participant would use in evaluating the potential acquisition of MSR.

Float Income: Estimated float income is driven by expected float balances (principal, interest and escrow payments that are held pending remittance to the investor or other third party) and current market interest rates, including the thirty-day London Inter-Bank Offered Rate (LIBOR) and five-year swap interest rates, which are updated on a monthly basis for purposes of estimating the fair value of MSR.

First Horizon Home Loans engages in a process referred to as "price discovery" on a quarterly basis to assess the reasonableness of the estimated fair value of MSR. Price discovery is conducted through a process of obtaining the following information: (a) quarterly informal (and an annual formal) valuation of the servicing portfolio by prominent independent mortgage-servicing brokers, and (b) a collection of surveys and benchmarking data made available by independent third parties that include peer participants in the mortgage banking business. Although there is no single source of market information that can be relied upon to assess the fair value of MSR, First Horizon Home Loans reviews all information obtained during price discovery to determine whether the estimated fair value of MSR is reasonable when compared to market information. The ongoing disruptions in the mortgage market resulted in more emphasis on third party broker price discovery and, when available, observable market trades in valuation modeling. On December 31, 2007, 2006 and 2005, First Horizon Home Loans determined that its MSR valuations and assumptions were reasonable based on the price discovery process.

The First Horizon Risk Management Committee (FHRMC) reviews the overall assessment of the estimated fair value of MSR monthly. The FHRMC is responsible for approving the critical assumptions used by management to determine the estimated fair value of First Horizon Home Loans' MSR. In addition, FHN's MSR Committee reviews the initial capitalization rates for newly originated MSR, the assessment of the fair value of MSR and the source of significant changes to the MSR carrying value each quarter.

Hedging the Fair Value of MSR

First Horizon Home Loans enters into financial agreements to hedge MSR in order to minimize the effects of loss in value of MSR associated with increased prepayment activity that generally results from declining interest rates. In a rising interest rate environment, the value of the MSR generally will increase while the value of the hedge instruments will decline. Specifically, First Horizon Home Loans enters into interest rate contracts (including swaps, swaptions and mortgage forward sales contracts) to hedge against the effects of changes in fair value of its MSR. Substantially all capitalized MSR are hedged. The hedges are economic hedges only, and are terminated and reestablished as needed to respond to changes in market conditions. Changes in the value of the hedges are recognized as a component of net servicing income in mortgage banking noninterest income. Successful economic hedging will help minimize earnings volatility that may result from carrying MSR at fair value.

First Horizon Home Loans generally experiences increased loan origination and production in periods of low interest rates which, at the time of sale, result in the capitalization of new MSR associated with new production. This provides for a "natural hedge" in the mortgage-banking business cycle. New production and origination does not prevent First Horizon Home Loans from recognizing losses due to reduction in carrying value of existing servicing rights as a result of prepayments; rather, the new production volume results in loan origination fees and the capitalization of MSR as a component of realized gains related to the sale of such loans in the secondary market, thus the natural hedge, which tends to offset a portion of the reduction in MSR carrying value during a period of low interest rates. In a period of increased borrower prepayments, these losses can be significantly offset by a strong replenishment rate and strong net margins on new loan originations. To the extent that First Horizon Home Loans is unable to maintain a strong replenishment rate, or in the event that the net margin on new loan originations declines from historical experience, the value of the natural hedge may diminish, thereby significantly impacting the results of operations in a period of increased borrower prepayments.

First Horizon Home Loans does not specifically hedge the change in fair value of MSR attributed to other risks, including unanticipated prepayments (representing the difference between actual prepayment experience and estimated prepayments derived from the model, as described above), basis risk (meaning, the risk that changes in the benchmark interest rate may not correlate to changes in the mortgage market interest rate), discount rates, cost to service and other factors. To the extent that these other factors result in changes to the fair value of MSR, First Horizon Home Loans experiences volatility in current earnings due to the fact that these risks are not currently hedged.

Excess Interest (Interest-Only Strips) Fair Value – Residential Mortgage Loans
In certain cases, when First Horizon Home Loans sells mortgage loans in the secondary market, it retains an interest in the mortgage loans sold through excess interest. These financial assets represent rights to receive earnings from serviced assets that exceed contractually specified servicing fees and are legally separable from the base servicing rights. Consistent with MSR, the fair value of excess interest typically rises as market interest rates increase and declines as market interest rates decrease. Additionally, similar to MSR, the market for excess interest is limited, and the precise terms of transactions involving excess interest are not typically readily available. Accordingly, First Horizon Home Loans relies primarily on a discounted cash flow model, which is prepared monthly, to estimate the fair value of its excess interest.

Estimating the cash flow components and the resultant fair value of the excess interest requires First Horizon Home Loans to make certain critical assumptions based upon current market and loan production data. The primary critical assumptions used by First Horizon Home Loans to estimate the fair value of excess interest include prepayment speeds and discount rates, as discussed above. First Horizon Home Loans' excess interest is included as a component of trading securities on the Consolidated Statements of Condition, with realized and unrealized gains and losses included in current earnings as a component of mortgage banking income on the Consolidated Statements of Income.

Hedging the Fair Value of Excess Interest
First Horizon Home Loans utilizes derivatives (including swaps, swaptions and mortgage forward sales contracts) that change in value inversely to the movement of interest rates to protect the value of its excess interest as an economic hedge. Realized and unrealized gains and losses associated with the change in fair value of derivatives used in the economic hedge of excess interest are included in current earnings in mortgage banking noninterest income as a component of servicing income. Excess interest is included in trading securities with changes in fair value recognized currently in earnings in mortgage banking noninterest income as a component of servicing income.

The extent to which the change in fair value of excess interest is offset by the change in fair value of the derivatives used to hedge this asset depends primarily on the hedge coverage ratio maintained by First Horizon Home Loans. Also, as noted above, to the extent that actual borrower prepayments do not react as anticipated by the prepayment model (i.e., the historical data observed in the model does not correspond to actual market activity), it is possible that the prepayment model could fail to accurately predict mortgage prepayments, which could significantly impact First Horizon Home Loans' ability to effectively hedge certain components of the change in fair value of excess interest and could result in significant earnings volatility.

Principal Only and Subordinated Bond Certificates
In some instances, FHN retains interests in the loans it securitizes by retaining certificated principal only strips or subordinated bonds. To determine the fair value of principal only strips, FHN uses the market prices from comparable assets such as publicly traded FNMA trust principal only strips that are adjusted to reflect the relative risk difference between readily marketable securities and privately issued securities. The fair value of subordinated bonds is determined using spreads to other marketable securities. Where possible, such spreads are supplied by independent broker dealers. If broker dealers are unable to supply such spreads due to lack of market activity, spreads are determined based on historical spread correlations adjusted for management's assessment of changes in the market place. FHN does not utilize derivatives to hedge against changes in the fair value of these certificates.

Residual-Interest Certificates Fair Value – HELOC and Second-lien Mortgages
In certain cases, when FHN sells HELOC or second-lien mortgages in the secondary market, it retains an interest in the loans sold through a residual-interest certificate. Residual-interest certificates are financial assets which represent rights to receive earnings to the extent of excess income generated by the underlying loan collateral of certain mortgage-backed securities, which is not needed to meet contractual obligations of senior security holders. Similar to MSR and interest-only certificates, the market for residual-interest certificates is limited, and the precise terms of transactions involving residual-interest certificates are not typically readily available. Accordingly, FHN relies primarily on a discounted cash flow model, which is prepared monthly, to estimate the fair value of its residual-interest certificates.

Estimating the cash flow components and the resultant fair value of the residual-interest certificates requires FHN to make certain critical assumptions based upon current market and loan production data. The primary critical assumptions used by FHN to estimate the fair value of residual-interest certificates include prepayment speeds, credit losses and discount rates, as discussed above. FHN's residual-interest certificates are included as a component of trading securities on the Consolidated Statements of Condition, with realized and unrealized gains and losses included in current earnings as a component of other income on the Consolidated Statements of Income. FHN does not utilize derivatives to hedge against changes in the fair value of residual-interest certificates.

Pipeline and Warehouse
During the period of loan origination and prior to the sale of mortgage loans in the secondary market, First Horizon Home Loans has exposure to mortgage loans that are in the "mortgage pipeline" and the "mortgage warehouse". The mortgage pipeline consists of loan applications that have been received, but have not yet closed as loans. Pipeline loans are either "floating" or "locked". A floating pipeline loan is one on which an interest rate has not been locked by the borrower. A locked pipeline loan is one on which the potential borrower has set the interest rate for the loan by entering into an interest rate lock commitment. Once a mortgage loan is closed and funded, it is included within the mortgage warehouse, or the "inventory" of mortgage loans that are awaiting sale and delivery (at quarter end an average of approximately 40 days) into the secondary market.

Interest rate lock commitments are derivatives pursuant to SFAS 133 and are therefore recorded at estimates of fair value. Warehouse loans are carried at the lower of cost or market, where carrying value is adjusted for successful hedging under SFAS 133 and the comparison of carrying value to market is performed for aggregate loan pools. The fair value of interest rate lock commitments, and the market value of warehouse loans is impacted principally by changes in interest rates, but also by changes in borrower's credit, and changes in profit margins required by investors for perceived risks (i.e., liquidity). First Horizon Home Loans does not hedge against credit and liquidity risk in the pipeline or warehouse. Third party models are used to manage the interest rate risk.

The market value of First Horizon Home Loans' warehouse (first-lien mortgage loans held for sale) changes with fluctuations in interest rates from the loan closing date through the date of sale of the loan into the secondary market. Typically, the fair value of the warehouse declines in value when interest rates increase and rises in value when interest rates decrease. To mitigate this risk, First Horizon Home Loans enters into forward sales contracts and futures contracts to provide an economic hedge against those changes in fair value on a significant portion of the warehouse. These derivatives are recorded at fair value with changes in fair value recorded in current earnings as a component of the gain or loss on the sale of loans in mortgage banking noninterest income.

To the extent that these interest rate derivatives are designated to hedge specific similar assets in the warehouse and prospective analyses indicate that high correlation is expected, the hedged loans are considered for hedge accounting under SFAS No. 133. Anticipated correlation is determined by projecting a dollar offset relationship for each tranche based on anticipated changes in the fair value of the hedged mortgage loans and the related derivatives, in response to various interest rate shock scenarios. Hedges are reset daily and the statistical correlation is calculated using these daily data points. Retrospective hedge effectiveness is measured using the regression results. First Horizon Home Loans generally maintains a coverage ratio (the ratio of expected change in the fair value of derivatives to expected change in the fair value of hedged assets) of approximately 100 percent on warehouse loans accounted for under SFAS No. 133.

Warehouse loans qualifying for SFAS No. 133 hedge accounting treatment totaled $2.6 billion and $1.2 billion on December 31, 2007 and 2006, respectively. The balance sheet impacts of the related derivatives were net liabilities of $18.8 million and net assets of $1.8 million on December 31, 2007 and 2006, respectively. Net losses of $15.5 million and $11.5 million representing the ineffective portion of these fair value hedges were recognized as a component of gain or loss on sale of loans for the years ended December 31, 2007 and 2006, respectively.

Interest rate lock commitments generally have a term of up to 60 days before the closing of the loan. During this period the value of the lock changes with changes in interest rates. The interest rate lock commitment does not bind the potential borrower to entering into the loan, nor does it guarantee that First Horizon Home Loans will approve the potential borrower for the loan. Therefore, when determining fair value, First Horizon Home Loans makes estimates of expected "fallout" (locked pipeline loans not expected to close) using models which consider cumulative historical fallout rates and other factors. Fallout can occur for a variety of reasons including falling rate environments when a borrower will abandon an interest rate lock commitment at one lender and enter into a new lower interest rate lock commitment at another, when a borrower is not approved as an acceptable credit by the lender, or for a variety of other non-economic reasons. Changes in the fair value of interest rate lock commitments are recorded in current earnings as gain or loss on the sale of loans in mortgage banking noninterest income.

Because interest rate lock commitments are derivatives they do not quality for hedge accounting treatment under SFAS 133. However, First Horizon Home Loans economically hedges the risk of changing interest rates by entering into forward sales contracts with respect to fixed rate loan commitments and futures contracts with respect to adjustable rate loan commitments. The extent to which First Horizon Home Loans is able to economically hedge changes in the mortgage pipeline depends largely on the hedge coverage ratio that is maintained relative to mortgage loans in the pipeline. The hedge coverage ratio can change significantly due to changes in market interest rates and the associated forward commitment prices for sales of mortgage loans in the secondary market. Increases or decreases in the hedge coverage ratio can result in significant earnings volatility to FHN.

For the periods ended December 31, 2007 and 2006, the valuation model utilized to estimate the fair value of interest rate lock commitments assumes a zero fair value on the date of the lock with the borrower. Subsequent to the lock date, the model calculates the change in value due solely to the change in interest rates resulting in net assets with estimated fair values of $9.9 million and $10.9 million on December 31, 2007 and 2006, respectively.

Foreclosure Reserves

As discussed above, First Horizon Home Loans typically originates mortgage loans with the intent to sell those loans to GSE and other private investors in the secondary market. Certain of the mortgage loans are sold with limited or full recourse in the event of foreclosure. On December 31, 2007 and 2006, the outstanding principal balance of mortgage loans sold with limited recourse arrangements where some portion of the principal is at risk and serviced by First Horizon Home Loans was $3.3 billion and $3.0 billion, respectively. Additionally, on December 31, 2007 and 2006, $5.3 billion and $5.0 billion, respectively, of mortgage loans were outstanding which were sold under limited recourse arrangements where the risk is limited to interest and servicing advances. On December 31, 2007 and 2006, $102.8 million and $116.4 million, respectively, of mortgage loans were outstanding which were sold under full recourse arrangements.

Loans sold with limited recourse include loans sold under government guaranteed mortgage loan programs including the Federal Housing Administration (FHA) and Veterans Administration (VA). First Horizon Home Loans continues to absorb losses due to uncollected interest and foreclosure costs and/or limited risk of credit losses in the event of foreclosure of the mortgage loan sold. Generally, the amount of recourse liability in the event of foreclosure is determined based upon the respective government program and/or the sale or disposal of the foreclosed property collateralizing the mortgage loan. Another instance of limited recourse is the VA/No bid. In this case, the VA guarantee is limited and First Horizon Home Loans may be required to fund any deficiency in excess of the VA guarantee if the loan goes to foreclosure.

Loans sold with full recourse generally include mortgage loans sold to investors in the secondary market which are uninsurable under government guaranteed mortgage loan programs, due to issues associated with underwriting activities, documentation or other concerns.

Management closely monitors historical experience, borrower payment activity, current economic trends and other risk factors, and establishes a reserve for foreclosure losses for loans sold with limited recourse, loans serviced with full recourse, and loans sold with general representations and warranties, including early payment defaults. Management believes the foreclosure reserve is sufficient to cover incurred foreclosure losses relating to loans being serviced as well as loans sold where the servicing was not retained. The reserve for foreclosure losses is based upon a historical progression model using a rolling 12-month average, which predicts the probability or frequency of a mortgage loan entering foreclosure. In addition, other factors are considered, including qualitative and quantitative factors (e.g., current economic conditions, past collection experience, risk characteristics of the current portfolio and other factors), which are not defined by historical loss trends or severity of losses. On December 31, 2007 and 2006, the foreclosure reserve was $16.2 million and $14.0 million, respectively. Table 25 provides a summary of reserves for foreclosure losses for the years ended December 31, 2007, 2006 and 2005.

Table 25 - Reserves for Foreclosure Losses

(Dollars in thousands)	**2007**	2006	2005
Beginning balance	**$ 14,036**	$ 16,372	$ 18,500
Provision for foreclosure losses	**11,488**	13,897	8,562
Charge-offs	**(11,848)**	(18,363)	(13,224)
Recoveries	**2,484**	2,130	2,534
Ending balance	**$ 16,160**	$ 14,036	$ 16,372

Allowance for Loan Losses

Management's policy is to maintain the allowance for loan losses at a level sufficient to absorb estimated probable incurred losses in the loan portfolio. Management performs periodic and systematic detailed reviews of its loan portfolio to identify trends and to assess the overall collectibility of the loan portfolio. Accounting standards require that loan losses be recorded when management determines it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Management believes the accounting estimate related to the allowance for loan losses is a "critical accounting estimate" because: changes in it can materially affect the provision for loan losses and net income, it requires management to predict borrowers' likelihood or capacity to repay, and it requires management to distinguish between losses incurred as of a balance sheet date and losses expected to be incurred in the future. Accordingly, this is a highly subjective process and requires significant judgment since it is often difficult to determine when specific loss events may actually occur. The allowance for loan losses is increased by the provision for loan losses and recoveries and is decreased by charged-off loans. This critical accounting estimate applies primarily to the Retail/Commercial Banking segment. The Credit Policy and Executive Committee of FHN's board of directors reviews quarterly the level of the allowance for loan losses.

FHN's methodology for estimating the allowance for loan losses is not only critical to the accounting estimate, but to the credit risk management function as well. Key components of the estimation process are as follows: (1) commercial loans determined by management to be individually impaired loans are evaluated individually and specific reserves are determined based on the difference between the outstanding loan amount and the estimated net realizable value of the collateral (if collateral dependent) or the present value of expected future cash flows; (2) individual commercial loans not considered to be individually impaired are segmented based on similar credit risk characteristics and evaluated on a pool basis; (3) retail loans are segmented based on loan types and credit score bands and loan to value; (4) reserve rates for each portfolio segment are calculated based on historical charge-offs and are adjusted by management to reflect current events, trends and conditions (including economic factors and trends); and (5) management's estimate of probable incurred losses reflects the reserve rate applied against the balance of loans in each segment of the loan portfolio.

Principal loan amounts are charged off against the allowance for loan losses in the period in which the loan or any portion of the loan is deemed to be uncollectible.

FHN believes that the critical assumptions underlying the accounting estimate made by management include: (1) the commercial loan portfolio has been properly risk graded based on information about borrowers in specific industries and specific issues with respect to single borrowers; (2) borrower specific information made available to

FHN is current and accurate; (3) the loan portfolio has been segmented properly and individual loans have similar credit risk characteristics and will behave similarly; (4) known significant loss events that have occurred were considered by management at the time of assessing the adequacy of the allowance for loan losses; (5) the economic factors utilized in the allowance for loan losses estimate are used as a measure of actual incurred losses; (6) the period of history used for historical loss factors is indicative of the current environment; and (7) the reserve rates, as well as other adjustments estimated by management for current events, trends, and conditions, utilized in the process reflect an estimate of losses that have been incurred as of the date of the financial statements.

While management uses the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses and methodology may be necessary if economic or other conditions differ substantially from the assumptions used in making the estimates or, if required by regulators, based upon information at the time of their examinations. Such adjustments to original estimates, as necessary, are made in the period in which these factors and other relevant considerations indicate that loss levels vary from previous estimates.

In fourth quarter 2007, FHN's quarterly review of the adequacy of the allowance for loan and lease losses included additional reviews of the adequacy of the allowance associated with residential real estate portfolios in light of the unprecedented real estate market conditions that unfolded in the last half of 2007. It was determined that loan losses were increasing due to the likelihood of default and the severity of inherent losses within the residential real estate loan portfolios. This is primarily a result of rapid material declines in collateral values as well as certain high risk products and high risk geographic locations within the homebuilder finance and OTC portfolios. This analysis resulted in an increased provision level of $156.6 million recognized in fourth quarter 2007.

Goodwill and Assessment of Impairment

FHN's policy is to assess goodwill for impairment at the reporting unit level on an annual basis or between annual assessments if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. Accounting standards require management to estimate the fair value of each reporting unit in making the assessment of impairment at least annually. As of October 1, 2007, FHN engaged an independent valuation firm to compute the fair value estimates of each reporting unit as part of its annual impairment assessment. The independent valuation utilized three separate valuation methodologies and applied a weighted average to each methodology in order to determine fair value for each reporting unit. The valuation as of October 1, 2007, indicated goodwill impairment for the Mortgage Banking segment. Based on further analysis and events subsequent to the measurement date of October 1, 2007, no additional goodwill impairment was indicated as of December 31, 2007. See the Financial Summary, Restructuring, Repositioning and Efficiency Initiatives and Note 7 – Intangible Assets for further details.

Management believes the accounting estimates associated with determining fair value as part of the goodwill impairment test is a "critical accounting estimate" because estimates and assumptions are made about FHN's future performance and cash flows, as well as other prevailing market factors (interest rates, economic trends, etc.). FHN's policy allows management to make the determination of fair value using internal cash flow models or by engaging independent third parties. If a charge to operations for impairment results, this amount would be reported separately as a component of noninterest expense. This critical accounting estimate applies to the Retail/Commercial Banking, Mortgage Banking, and Capital Markets business segments. Reporting units have been defined as the same level as the operating business segments.

The impairment testing process conducted by FHN begins by assigning net assets and goodwill to each reporting unit. FHN then completes "step one" of the impairment test by comparing the fair value of each reporting unit (as determined based on the discussion below) with the recorded book value (or "carrying amount") of its net assets, with goodwill included in the computation of the carrying amount. If the fair value of a reporting unit exceeds its carrying amount, goodwill of that reporting unit is not considered impaired, and "step two" of the impairment test is not necessary. If the carrying amount of a reporting unit exceeds its fair value, step two of the impairment test is performed to determine the amount of impairment. Step two of the impairment test compares the carrying amount of the reporting unit's goodwill to the "implied fair value" of that goodwill. The implied fair value of goodwill is computed by assuming all assets and liabilities of the reporting unit would be adjusted to the current fair value, with the offset as an adjustment to goodwill. This adjusted goodwill balance is the implied fair value used in step two. An impairment charge is recognized for the amount by which the carrying amount of goodwill exceeds its implied fair value.

In connection with obtaining the independent valuation, management provided certain data and information that was utilized by the third party in its determination of fair value. This information included budgeted and forecasted earnings of FHN at the reporting unit level. Management believes that this information is a critical assumption underlying the estimate of fair value. The independent third party made other assumptions critical to the process, including discount rates, asset and liability growth rates, and other income and expense estimates, through discussions with management.

While management uses the best information available to estimate future performance for each reporting unit, future adjustments to management's projections may be necessary if economic conditions differ substantially from the assumptions used in making the estimates.

Contingent Liabilities

A liability is contingent if the amount or outcome is not presently known, but may become known in the future as a result of the occurrence of some uncertain future event. FHN estimates its contingent liabilities based on management's estimates about the probability of outcomes and their ability to estimate the range of exposure. Accounting standards require that a liability be recorded if management determines that it is probable that a loss has occurred and the loss can be reasonably estimated. In addition, it must be probable that the loss will be conf irmed by some future event. As part of the estimation process, management is required to make assumptions about matters that are by their nature highly uncertain.

The assessment of contingent liabilities, including legal contingencies and income tax liabilities, involves the use of critical estimates, assumptions and judgments. Management's estimates are based on their belief that future events will validate the current assumptions regarding the ultimate outcome of these exposures. However, there can be no assurance that future events, such as court decisions or I.R.S. positions, will not differ from management's assessments. Whenever practicable, management consults with third party experts (attorneys, accountants, claims administrators, etc.) to assist with the gathering and evaluation of information related to contingent liabilities. Based on internally and/or externally prepared evaluations, management makes a determination whether the potential exposure requires accrual in the financial statements.

QUARTERLY FINANCIAL INFORMATION

Table 26 - Summary of Quarterly Financial Information

(Dollars in millions except per share data)	2007 Fourth Quarter	2007 Third Quarter	2007 Second Quarter	2007 First Quarter	2006 Fourth Quarter	2006 Third Quarter	2006 Second Quarter	2006 First Quarter
Summary income information:								
Interest income	**$ 545.1**	**$582.7**	**$594.9**	**$583.2**	$604.6	$612.5	$578.6	$533.4
Interest expense	**319.2**	**344.9**	**355.4**	**345.8**	358.6	360.9	325.0	287.7
Provision for loan losses	**156.6**	**43.3**	**44.4**	**28.5**	23.0	23.7	18.6	17.8
Noninterest income	**93.1**	**203.4**	**280.3**	**283.2**	316.4	317.9	335.0	197.6
Noninterest expense	**561.5**	**421.6**	**457.3**	**403.0**	431.6	452.9	423.0	435.1
(Loss)/income from continuing operations	**(252.8)**	**(14.4)**	**22.0**	**70.3**	76.3	67.2	103.9	3.4
Income from discontinued operations, net of tax	**4.2**	**.2**	**.2**	**.2**	.2	(.1)	.4	210.3
Cumulative effect of changes in accounting principle, net of tax	**-**	**-**	**-**	**-**	-	-	-	1.3
Net (loss)/income	**(248.6)**	**(14.2)**	**22.2**	**70.5**	76.5	67.1	104.3	215.0
(Loss)/earnings per common share from continuing operations	**(2.00)**	**$ (.11)**	**$ .18**	**$ .56**	$ .61	$ .54	$ .84	$ .03
(Loss)/earnings per common share before cumulative effect of changes in accounting principle	**(1.97)**	**(.11)**	**.18**	**.56**	.61	.54	.84	1.70
(Loss)/earnings per common share	**(1.97)**	**(.11)**	**.18**	**.56**	.61	.54	.84	1.71
Diluted (loss)/earnings per common share from continuing operations	**(2.00)**	**(.11)**	**.17**	**.55**	.60	.53	.82	.03
Diluted (loss)/earnings per common share before cumulative effect of changes in accounting principle	**(1.97)**	**(.11)**	**.17**	**.55**	.60	.53	.82	1.66
Diluted (loss)/earnings per common share	**(1.97)**	**(.11)**	**.17**	**.55**	.60	.53	.82	1.67
Common stock information:								
Closing price per share:								
High	**$ 28.22**	**$39.19**	**$41.20**	**$45.13**	$41.90	$42.76	$42.42	$41.68
Low	**18.00**	**26.66**	**38.43**	**39.93**	38.23	38.01	38.64	37.20
Period-end	**18.15**	**26.66**	**39.00**	**41.53**	41.78	38.01	40.20	41.65
Dividends declared per share	**.45**	**.45**	**.45**	**.45**	.45	.45	.45	.45

ACCOUNTING CHANGES

In January 2008, FASB Statement 133 Implementation Issue No. E23, "Issues Involving the Application of the Shortcut Method under Paragraph 68" (DIG E23) was issued. DIG E23 amends SFAS No. 133 to explicitly permit use of the shortcut method for hedging relationships in which an interest rate swap has a nonzero fair value at inception of the hedging relationship which is attributable solely to the existence of a bid-ask spread in the entity's principal market under SFAS No. 157. Additionally, DIG E23 allows an entity to apply the shortcut method to a qualifying fair value hedge when the hedged item has a trade date that differs from its settlement date because of generally established conventions in the marketplace in which the transaction to acquire or issue the hedged item is executed. DIG E23 is effective for hedging relationships designated on or after January 1, 2008. Preexisting shortcut hedging relationships must be analyzed as of DIG E23's adoption date to determine whether they complied with the revised shortcut criteria at their inception or should be dedesignated prospectively. The adoption of DIG E23 is expected to have no effect on FHN's financial position or results of operations as all of the Company's preexisting hedging relationships met the requirements of DIG E23 at their inception.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141-R, "Business Combinations" (SFAS No. 141-R) and Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an Amendment of ARB No. 51" (SFAS No. 160). SFAS No. 141-R requires that an acquirer recognize the assets acquired and liabilities assumed in a business combination, as well as any noncontrolling interest in the acquiree, at their fair values as of the acquisition date, with limited exceptions. Additionally, SFAS No. 141-R provides that an acquirer cannot specify an effective date for a business combination that is separate from the acquisition date. SFAS No. 141-R also provides that acquisition-related costs which an acquirer incurs should be expensed in the period in which the costs are incurred and the services are received. SFAS No. 160 requires that acquired assets and liabilities be measured at full fair value without consideration to ownership percentage. Under SFAS No. 160, any non-controlling interests in an acquiree should be presented as a separate component of equity rather than on a mezzanine level. Additionally, SFAS No. 160 provides that net income or loss should be reported in the consolidated income statement at its consolidated amount, with disclosure on the face of the consolidated income statement of the amount of consolidated net income which is attributable to the parent and noncontrolling interests, respectively. SFAS No. 141-R and SFAS No. 160 are effective prospectively for periods beginning on or after December 15, 2008, with the exception of SFAS No. 160's presentation and disclosure requirements which should be retrospectively applied to all periods presented. FHN is currently assessing the financial impact of adopting SFAS No. 141-R and SFAS No. 160.

In November 2007, the SEC issued Staff Accounting Bulletin No. 109, "Written Loan Commitments Recorded at Fair Value Through Earnings" (SAB No. 109). SAB No. 109 rescinds SAB No. 105's prohibition on inclusion of expected net future cash flows related to loan servicing activities in the fair value measurement of a written loan commitment. SAB No. 109 also applies to any loan commitments for which fair value accounting is elected under SFAS No. 159. SAB No. 109 is effective prospectively for derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. FHN is currently assessing the financial impact of adopting SAB No. 109, adoption is expected to accelerate the timing of revenue recognition and may have a significant positive impact on earnings in first quarter 2008.

In June 2007, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position 07-1, "Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies" (SOP 07-1), which provides guidance for determining whether an entity is within the scope of the AICPA's Investment Companies Guide. Additionally, SOP 07-1 provides certain criteria that must be met in order for investment company accounting applied by a subsidiary or equity method investee to be retained in the financial statements of the parent company or an equity method investor. SOP 07-1 also provides expanded disclosure requirements regarding the retention of such investment company accounting in the consolidated financial statements. In May 2007, FASB Staff Position No. FIN 46(R)- 7, "Application of FASB Interpretation No. 46(R) to Investment Companies" (FSP FIN 46(R)-7) was issued. FSP FIN 46(R)-7 amends FIN 46(R) to provide a permanent exception to its scope for companies within the scope of the revised Investment Companies Guide under SOP 07-1. In February 2008, the FASB issued FASB Staff Position No. SOP 07-1-1, "The Effective Date of AICPA Statement of Position 07-1" which indefinitely defers the effective date of SOP 07-1 and FSP FIN 46(R)-7.

In April 2007, FASB Staff Position No. FIN 39-1, "Amendment of FASB Interpretation No. 39" (FSP FIN 39-1) was issued. FSP FIN 39-1 permits the offsetting of fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement. Upon adoption of FSP FIN 39-1, entities are permitted to change their previous accounting policy election to offset or not offset fair value amounts recognized for derivative instruments under master netting arrangements. Additionally, FSP FIN 39-1 requires additional disclosures for derivatives and collateral associated with master netting arrangements. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007, through retrospective application, with early application permitted. FHN will retain its previous accounting policy election to not offset fair value amounts recognized for derivative instruments under master netting arrangements upon adoption of FSP FIN 39-1.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No. 159), which allows an irrevocable election to measure certain financial assets and financial liabilities at fair value on an instrument-by-instrument basis, with unrealized gains and losses recognized currently in earnings. Under SFAS No. 159, the fair value option may only be elected at the time of initial recognition of a financial asset or financial liability or upon the occurrence of certain specified events. Additionally, SFAS No. 159 provides that application of the fair value option must be based on the fair value of an entire financial asset or financial liability and not selected risks inherent in those assets or liabilities.

SFAS No. 159 requires that assets and liabilities which are measured at fair value pursuant to the fair value option be reported in the financial statements in a manner that separates those fair values from the carrying amounts of similar assets and liabilities which are measured using another measurement attribute. SFAS No. 159 also provides expanded disclosure requirements regarding the effects of electing the fair value option on the financial statements. SFAS No. 159 is effective prospectively for fiscal years beginning after November 15, 2007. Upon adoption of SFAS No. 159, FHN elected the fair value option on a prospective basis for most types of mortgage loans originated for sale purposes. FHN continues to assess the financial impact of adopting SFAS No. 159; adoption is not expected to have a material impact on net earnings.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS No. 157), which establishes a hierarchy to be used in performing measurements of fair value. SFAS No. 157 emphasizes that fair value should be determined from the perspective of a market participant while also indicating that valuation methodologies should first reference available market data before using internally developed assumptions. Additionally, SFAS No. 157 provides expanded disclosure requirements regarding the effects of fair value measurements on the financial statements. SFAS No. 157 is effective prospectively for fiscal years beginning after November 15, 2007, for financial assets and liabilities as well as non-financial assets and liabilities which are remeasured at least annually. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, "Effective Date of FASB Statement No. 157" which delays the effective date of SFAS No. 157 until fiscal years beginning after November 15, 2008, for non-financial assets and liabilities which are recognized at fair value on a non-recurring basis. Upon adoption, a negative cumulative-effect adjustment of approximately $10 million was made to the opening balance of undivided profits for derivatives which FHN previously measured under the guidance of EITF 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities". FHN is currently assessing additional financial impacts of adopting SFAS No. 157.

In September 2006, the consensus reached in EITF Issue No. 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements" (EITF 06-4) was ratified by the FASB. EITF 06-4 requires that a liability be recognized for contracts written to employees which provide future postretirement benefits that are covered by endorsement split-dollar life insurance arrangements because such obligations are not considered to be effectively settled upon entering into the related insurance arrangements. EITF 06-4 is effective for fiscal years beginning after December 15, 2007. FHN recognized a decrease to undivided profits of approximately $9 million, net of tax, upon adoption of EITF 06-4.

GLOSSARY OF SELECTED FINANCIAL TERMS

Allowance for Loan Losses – Valuation reserve representing the amount considered by management to be adequate to cover estimated probable incurred losses in the loan portfolio.

Basis Point – The equivalent of one-hundredth of one percent. One hundred basis points equals one percent. This unit is generally used to measure movements in interest yields and rates.

Book Value Per Common Share – A ratio determined by dividing shareholders' equity at the end of a period by the number of common shares outstanding at the end of that period.

Commercial Paper – A short-term unsecured debt obligation of the parent company with maturities typically of less than 90 days.

Commercial and Standby Letters of Credit – Commercial letters of credit are issued or confirmed by an entity to ensure the payment of its customers' payables and receivables. Standby letters of credit are issued by an entity to ensure its customers' performance in dealing with others.

Commitment to Extend Credit – Agreements to make or acquire a loan or lease as long as agreed-upon terms (e.g., expiration date, covenants, or notice) are met. Generally these commitments have fixed expiration dates or other termination clauses and may require payment of a fee.

Core Deposits – Core deposits consist of all interest-bearing and noninterest-bearing deposits, except certificates of deposit over $100,000. They include checking interest deposits, money market deposit accounts, time and other savings, plus demand deposits.

Derivative Financial Instrument – A contract or agreement whose value is derived from changes in interest rates, foreign exchange rates, prices of securities or commodities, or financial or commodity indices.

Diluted Earnings Per Common Share – Net income, divided by weighted average shares outstanding plus the effect of common stock equivalents that have the potential to be converted into common shares.

Earning Assets – Assets that generate interest or dividend income or yield-related fee income, such as loans and investment securities.

Earnings Per Common Share – Net income, divided by the weighted average number of common shares.

Excess Interest-Only Strip – Financial asset representing the right to receive earnings from serviced assets that exceeds contractually specified servicing fees and are legally separable from the base servicing rights.

Fully Taxable Equivalent (FTE) – Reflects the rate of tax-exempt income adjusted to a level that would yield the same after-tax income had that income been subject to taxation.

Interest-Only Strip – Mortgage security consisting of the interest rate portion of a stripped mortgage backed security.

Interest Rate Caps and Floors – Contracts with notional principal amounts that require the seller, in exchange for a fee, to make payments to the purchaser if a specified market interest rate exceeds a fixed upper "capped" level or falls below a fixed lower "floor" level on specified future dates.

Interest Rate Forward Contracts – Contracts representing commitments either to purchase or sell at a specified future date a specified security or financial instrument at a specified price, and may be settled in cash or through delivery.

Interest Rate Option – A contract that grants the holder (purchaser), for a fee, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer (seller) of the option.

GLOSSARY OF SELECTED FINANCIAL TERMS (continued)

Interest Rate Swap – An agreement in which two entities agree to exchange, at specified intervals, interest payment streams calculated on an agreed-upon notional principal amount with at least one stream based on a floating rate index.

Interest Rate Swaptions – Are options on interest rate swaps that give the purchaser the right, but not the obligation, to enter into an interest rate swap agreement during a specified period of time.

Leverage Ratio – Ratio consisting of Tier 1 capital divided by quarterly average assets adjusted for certain unrealized gains/(losses) on available for sale securities, goodwill, certain other intangible assets, the disallowable portion of mortgage servicing rights and other disallowed assets.

Market Capitalization – Market value of a company computed by multiplying the number of shares outstanding by the current stock price.

Mortgage Backed Securities – Investment securities backed by a pool of mortgages or trust deeds. Principal and interest payments on the underlying mortgages are used to pay principal and interest on the securities.

Mortgage Pipeline – Interest rate commitments made to customers on mortgage loans that have not yet been closed and funded.

Mortgage Warehouse – A mortgage loan that has been closed and funded and is awaiting sale and delivery into the secondary market.

Mortgage Servicing Rights (MSR) – The right to service mortgage loans, generally owned by someone else, for a fee. Loan servicing includes collecting payments; remitting funds to investors, insurance companies, and taxing authorities; collecting delinquent payments; and foreclosing on properties when necessary.

Net Interest Income (NII) – Interest income less interest expense.

Net Interest Margin (NIM) – Expressed as a percentage, net interest margin is a ratio computed by dividing fully taxable equivalent net interest income by average earning assets.

Net Interest Spread – The difference between the average yield earned on earning assets on a fully taxable equivalent basis and the average rate paid for interest-bearing liabilities.

Nonaccrual Loans – Loans on which interest accruals have been discontinued due to the borrower's financial difficulties. Interest income on these loans is reported on a cash basis as it is collected after recovery of principal.

Nonperforming Assets – Interest-earning assets on which interest income is not being accrued, real estate properties acquired through foreclosure and repossessed assets.

Origination Fees – A fee charged to the borrower by the lender to originate a loan. Usually stated as a percentage of the face value of the loan.

Provision for Loan Losses – The periodic charge to earnings for potential losses in the loan portfolio.

Purchase Obligation – An agreement to purchase goods or services that is enforceable and legally binding and that specifies all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

Purchased Funds – The combination of certificates of deposit greater than $100,000, federal funds purchased, securities sold under agreement to repurchase, bank notes, commercial paper, and other short-term borrowings.

Repurchase Agreement – A method of short-term financing where one party agrees to buy back, at a future date (generally overnight) and an agreed-upon price, a security it sells to another party.

GLOSSARY OF SELECTED FINANCIAL TERMS (continued)

Residual-Interest Certificates – Financial assets which represent rights to receive earnings to the extent of excess income generated by the underlying loan collateral of certain mortgage-backed securities, which is not needed to meet contractual obligations of senior security holders.

Return on Average Assets (ROA) – A measure of profitability that is calculated by dividing net income by total average assets.

Return on Average Equity (ROE) – A measure of profitability that indicates what an institution earned on its shareholders' investment. ROE is calculated by dividing net income by total average shareholders' equity.

Risk-Adjusted Assets – A regulatory risk-based calculation that takes into account the broad differences in risks among a banking organization's assets and off-balance sheet financial instruments.

Tier 1 Capital Ratio – Ratio consisting of shareholders' equity adjusted for certain unrealized gains/(losses) on available for sale securities, reduced by goodwill, certain other intangible assets, the disallowable portion of mortgage servicing rights and other disallowed assets divided by risk-adjusted assets.

Total Capital Ratio – Ratio consisting of Tier 1 capital plus the allowable portion of the allowance for loan losses and qualifying subordinated debt divided by risk-adjusted assets.

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of First Horizon National Corporation is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. First Horizon National Corporation's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Even effective internal controls, no matter how well designed, have inherent limitations such as the possibility of human error or of circumvention or overriding of controls, and consideration of cost in relation to benefit of a control. Moreover, effectiveness must necessarily be considered according to the existing state of the art of internal control. Further, because of changes in conditions, the effectiveness of internal controls may diminish over time.

Management assessed the effectiveness of First Horizon National Corporation's internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework*.

Based on our assessment and those criteria, management believes that First Horizon National Corporation maintained effective internal control over financial reporting as of December 31, 2007.

First Horizon National Corporation's independent auditors have issued an attestation report on First Horizon National Corporation's internal control over financial reporting. That report appears on the following page.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
First Horizon National Corporation:

We have audited First Horizon National Corporation's (the Company) internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, First Horizon National Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of condition of First Horizon National Corporation as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated February 27, 2008 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Memphis, Tennessee
February 27, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
First Horizon National Corporation:

We have audited the accompanying consolidated statements of condition of First Horizon National Corporation and subsidiaries (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Horizon National Corporation as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), First Horizon National Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 27, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Memphis, Tennessee
February 27, 2008

CONSOLIDATED STATEMENTS OF CONDITION

(Dollars in thousands)	December 31 2007	2006
Assets:		
Cash and due from banks (Note 18)	**$ 1,170,220**	$ 943,555
Federal funds sold and securities purchased under agreements to resell	**1,089,495**	1,202,537
Total cash and cash equivalents	**2,259,715**	2,146,092
Interest-bearing deposits with other financial institutions	**39,422**	18,037
Trading securities	**1,768,763**	2,230,745
Loans held for sale	**3,461,712**	2,873,577
Loans held for sale – divestiture	**289,878**	-
Securities available for sale (Note 3)	**3,032,551**	3,923,215
Securities held to maturity (fair value of $242 on December 31, 2007, and $272 on December 31, 2006) (Note 3)	**240**	269
Loans, net of unearned income (Note 4)	**22,103,516**	22,104,905
Less: Allowance for loan losses	**342,341**	216,285
Total net loans	**21,761,175**	21,888,620
Mortgage servicing rights, net (Note 6)	**1,159,820**	1,533,942
Goodwill (Note 7)	**192,408**	275,582
Other intangible assets, net (Note 7)	**56,907**	64,530
Capital markets receivables	**524,419**	732,282
Premises and equipment, net (Note 5)	**399,305**	451,708
Real estate acquired by foreclosure	**103,982**	63,519
Discontinued assets	**-**	416
Other assets	**1,949,308**	1,715,725
Other assets – divestiture	**15,856**	-
Total assets	**$37,015,461**	$37,918,259
Liabilities and shareholders' equity:		
Deposits:		
Savings	**$ 3,872,684**	$ 3,354,180
Time deposits	**2,826,301**	2,924,050
Other interest-bearing deposits	**1,946,933**	1,969,700
Interest-bearing deposits – divestiture	**189,051**	-
Certificates of deposit $100,000 and more	**3,129,532**	6,517,629
Certificates of deposit $100,000 and more – divestiture	**12,617**	-
Interest-bearing	**11,977,118**	14,765,559
Noninterest-bearing	**5,026,417**	5,447,673
Noninterest-bearing – divestiture	**28,750**	-
Total deposits	**17,032,285**	20,213,232
Federal funds purchased and securities sold under agreements to repurchase (Note 9)	**4,829,597**	4,961,799
Federal funds purchased and securities sold under agreements to repurchase – divestiture	**20,999**	-
Trading liabilities (Note 9)	**556,144**	789,957
Commercial paper and other short-term borrowings (Note 9)	**3,422,995**	1,258,513
Term borrowings	**6,027,967**	5,243,961
Other collateralized borrowings	**800,450**	592,399
Total long-term debt (Note 10)	**6,828,417**	5,836,360
Capital markets payables	**586,358**	799,489
Discontinued liabilities	**-**	6,966
Other liabilities	**1,305,868**	1,294,283
Other liabilities – divestiture	**1,925**	-
Total liabilities	**34,584,588**	35,160,599
Preferred stock of subsidiary (Note 12)	**295,277**	295,270
Shareholders' equity:		
Preferred stock – no par value (5,000,000 shares authorized, but unissued)	**-**	-
Common stock – $.625 par value (shares authorized – 400,000,000; shares issued – 126,366,177 on December 31, 2007 and 124,865,982 on December 31, 2006)	**78,979**	78,041
Capital surplus	**361,826**	312,521
Undivided profits	**1,742,892**	2,144,276
Accumulated other comprehensive loss, net (Note 15)	**(48,101)**	(72,448)
Total shareholders' equity	**2,135,596**	2,462,390
Total liabilities and shareholders' equity	**$37,015,461**	$37,918,259

See accompanying notes to consolidated financial statements.
Certain previously reported amounts have been reclassified to agree with current presentation.

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands except per share data)	Year Ended December 31 **2007**	2006	2005
Interest income:			
Interest and fees on loans	**$1,621,881**	$1,591,006	$1,133,490
Interest on investment securities	**188,733**	188,151	125,218
Interest on loans held for sale	**253,587**	288,161	377,882
Interest on trading securities	**174,188**	171,063	138,521
Interest on other earning assets	**67,570**	90,730	65,063
Total interest income	**2,305,959**	2,329,111	1,840,174
Interest expense:			
Interest on deposits:			
Savings	**115,954**	88,510	44,435
Time deposits	**136,571**	120,276	79,013
Other interest-bearing deposits	**25,852**	24,479	15,448
Certificates of deposit $100,000 and more	**369,313**	493,177	363,983
Interest on trading liabilities	**51,516**	76,064	80,191
Interest on short-term borrowings	**294,074**	248,915	171,936
Interest on long-term debt	**372,037**	280,753	101,141
Total interest expense	**1,365,317**	1,332,174	856,147
Net interest income	**940,642**	996,937	984,027
Provision for loan losses	**272,765**	83,129	67,678
Net interest income after provision for loan losses	**667,877**	913,808	916,349
Noninterest income:			
Capital markets	**334,371**	383,047	353,005
Deposit transactions and cash management	**175,271**	168,599	156,190
Mortgage banking	**69,454**	370,613	479,619
Trust services and investment management	**40,335**	41,514	44,614
Insurance commissions	**31,739**	46,632	54,091
Revenue from loan sales and securitizations	**23,881**	51,675	47,575
Equity securities (losses)/gains, net	**(7,475)**	10,271	(579)
Debt securities gains/(losses), net	**6,292**	(75,900)	1
Gains on divestitures	**15,695**	-	7,029
All other income and commissions (Note 14)	**170,386**	170,442	165,711
Total noninterest income	**859,949**	1,166,893	1,307,256
Adjusted gross income after provision for loan losses	**1,527,826**	2,080,701	2,223,605
Noninterest expense:			
Employee compensation, incentives and benefits	**968,122**	1,023,685	988,946
Occupancy	**131,173**	116,670	104,161
Equipment rentals, depreciation and maintenance	**72,926**	73,882	74,367
Operations services	**74,200**	70,041	71,949
Communications and courier	**43,909**	53,249	54,388
Amortization of intangible assets	**10,959**	11,462	10,700
Goodwill impairment	**84,084**	-	-
All other expense (Note 14)	**458,060**	393,632	322,383
Total noninterest expense	**1,843,433**	1,742,621	1,626,894
(Loss)/income before income taxes	**(315,607)**	338,080	596,711
(Benefit)/provision for income taxes (Note 16)	**(140,731)**	87,278	185,988
(Loss)/income from continuing operations	**(174,876)**	250,802	410,723
Income from discontinued operations, net of tax	**4,765**	210,767	17,072
(Loss)/income before cumulative effect of changes in accounting principle	**(170,111)**	461,569	427,795
Cumulative effect of changes in accounting principle, net of tax	**-**	1,345	(3,098)
Net (loss)/income	**$ (170,111)**	$ 462,914	$ 424,697
(Loss)/earnings per common share from continuing operations (Note 17)	**$ (1.39)**	$ 2.02	$ 3.27
Earnings per common share from discontinued operations, net of tax (Note 17)	**.04**	1.69	.14
Earnings/(loss) per common share from cumulative effect of changes in accounting principle (Note 17)	**-**	.01	(.03)
(Loss)/earnings per common share (Note 17)	**$ (1.35)**	$ 3.72	$ 3.38
Diluted (loss)/earnings per common share from continuing operations (Note 17)	**$ (1.39)**	$ 1.96	$ 3.17
Diluted earnings per common share from discontinued operations, net of tax (Note 17)	**.04**	1.65	.14
Diluted earnings/(loss) per common share from cumulative effect of changes in accounting principle (Note 17)	**-**	.01	(.03)
Diluted (loss)/earnings per common share (Note 17)	**$ (1.35)**	$ 3.62	$ 3.28
Weighted average common shares (Note 17)	**125,843**	124,453	125,475
Diluted average common shares (Note 17)	**125,843**	127,917	129,364

See accompanying notes to consolidated financial statements.
Certain previously reported amounts have been reclassified to agree with current presentation.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Amounts in thousands)	Common Shares	Total	Common Stock	Capital Surplus	Undivided Profits	Accumulated Other Comprehensive (Loss)/Income
Balance, December 31, 2004	123,532	$2,074,135	$77,207	$ 307,752	$1,699,104	$ (9,928)
Net income	-	424,697	-	-	424,697	-
Other comprehensive income:						
Unrealized fair value adjustments, net of tax:						
Cash flow hedges	-	(77)	-	-	-	(77)
Securities available for sale	-	(32,375)	-	-	-	(32,375)
Minimum pension liability, net of tax	-	136	-	-	-	136
Comprehensive income	-	392,381	-	-	424,697	(32,316)
Cash dividends declared ($1.74/share)	-	(217,835)	-	-	(217,835)	-
Common stock repurchased	(11)	(488)	(7)	(481)	-	-
Common stock issued for:						
Stock options and restricted stock	2,037	41,073	1,274	39,799	-	-
Acquisitions	608	24,893	380	24,513	-	-
Tax benefit from incentive plans	-	2,453	-	2,453	-	-
Stock-based compensation expense	-	30,963	-	30,963	-	-
Other	56	(36)	35	(35)	(36)	-
Balance, December 31, 2005	126,222	2,347,539	78,889	404,964	1,905,930	(42,244)
Net income	-	462,914	-	-	462,914	-
Other comprehensive income:						
Unrealized fair value adjustments, net of tax:						
Cash flow hedges	-	427	-	-	-	427
Securities available for sale	-	46,224	-	-	-	46,224
Minimum pension liability, net of tax	-	(197)	-	-	-	(197)
Comprehensive income	-	509,368	-	-	462,914	46,454
Cash dividends declared ($1.80/share)	-	(224,532)	-	-	(224,532)	-
Common stock repurchased	(4,088)	(168,654)	(2,555)	(166,099)	-	-
Common stock issued for:						
Stock options and restricted stock	2,469	57,174	1,543	55,631	-	-
Acquisitions	13	486	8	478	-	-
Tax benefit from incentive plans	-	3,592	-	3,592	-	-
Stock-based compensation expense	-	15,891	-	15,891	-	-
Adjustment to reflect change in accounting for employee stock option forfeitures	-	(1,780)	-	(1,780)	-	-
Adjustment to initially apply SFAS No. 158, net of tax	-	(76,658)	-	-	-	(76,658)
Other	250	(36)	156	(156)	(36)	-
Balance, December 31, 2006	124,866	2,462,390	78,041	312,521	2,144,276	(72,448)
Adjustment to reflect change in accounting for tax benefits (FIN 48)	-	(862)	-	-	(862)	-
Adjustment to reflect change in accounting for purchases of life insurance (EITF Issue No. 06-5)	-	(548)	-	-	(548)	-
Effects of changing pension and postretirement plans measurement dates pursuant to SFAS No. 158:						
Service cost, interest cost, and expected return on plan assets for October 1 – December 31, net of tax	-	(711)	-	-	(711)	-
Amortization of prior service cost, transition asset/obligation, and net actuarial gain/loss for October 1 – December 31, net of tax	-	-	-	-	(1,366)	1,366
Additional gain for October 1 – December 31, net of tax	-	6,944	-	-	-	6,944
Beginning balance, as adjusted	124,866	2,467,213	78,041	312,521	2,140,789	(64,138)
Net (loss)/income	-	(170,111)	-	-	(170,111)	-
Other comprehensive income:						
Unrealized fair value adjustments, net of tax:						
Cash flow hedges	-	(344)	-	-	-	(344)
Securities available for sale	-	13,700	-	-	-	13,700
Pension and postretirement plans:						
Prior service cost arising during period	-	(95)	-	-	-	(95)
Net actuarial gain/loss arising during period	-	(2,284)	-	-	-	(2,284)
Amortization of prior service cost, transition asset/obligation, and net actuarial gain/loss included in net periodic benefit cost	-	5,060	-	-	-	5,060
Comprehensive (loss)/income	-	(154,074)	-	-	(170,111)	16,037
Cash dividends declared ($1.80/share)	-	(227,757)	-	-	(227,757)	-
Common stock repurchased	(27)	(1,114)	(17)	(1,097)	-	-
Common stock issued for:						
Stock options and restricted stock	1,384	33,736	865	32,871	-	-
Tax benefit from incentive plans	-	6,258	-	6,258	-	-
Stock-based compensation expense	-	11,338	-	11,338	-	-
Other	143	(4)	90	(65)	(29)	-
Balance, December 31, 2007	**126,366**	**$2,135,596**	**$78,979**	**$ 361,826**	**$1,742,892**	**$(48,101)**

See accompanying notes to consolidated financial statements.
Certain previously reported amounts have been reclassified to agree with current presentation.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)		Year Ended December 31 **2007**	2006	2005
Operating Activities	Net (loss)/income	**$ (170,111)**	$ 462,914	$ 424,697
	Adjustments to reconcile net (loss)/income to net cash provided/(used) by operating activities:			
	Provision for loan losses	**272,765**	83,129	67,678
	(Benefit)/provision for deferred income tax	**(215,294)**	102,738	31,562
	Depreciation and amortization of premises and equipment	**57,125**	53,550	51,844
	Amortization and impairment of mortgage servicing rights	**-**	-	230,044
	Amortization of intangible assets	**10,959**	11,687	13,734
	Net other amortization and accretion	**63,550**	79,569	81,453
	Decrease/(increase) in derivatives, net	**62,278**	(126,440)	142,769
	Market value adjustment on mortgage servicing rights	**238,236**	(50,204)	-
	Provision for foreclosure reserve	**10,567**	12,903	6,314
	Goodwill impairment	**84,084**	-	-
	Impairment of other intangible assets	**990**	-	-
	Cumulative effect of changes in accounting principle, net of tax	**-**	(1,345)	3,098
	Gain on divestiture	**(15,695)**	(211,172)	(7,029)
	Stock-based compensation expense	**11,338**	15,891	30,343
	Excess tax benefit from stock-based compensation arrangements	**(6,258)**	(3,592)	(2,454)
	Equity securities losses/(gains), net	**7,475**	(10,271)	579
	Debt securities (gains)/losses, net	**(6,292)**	75,900	(1)
	Net losses on disposals of fixed assets	**1,753**	2,928	566
	Net (increase)/decrease in:			
	Trading securities	**461,982**	(97,317)	(455,467)
	Loans held for sale	**(588,135)**	1,550,690	752,283
	Capital markets receivables	**207,863**	(220,774)	(235,210)
	Interest receivable	**18,678**	(23,125)	(58,610)
	Other assets	**(99,760)**	(361,868)	(751,092)
	Net increase/(decrease) in:			
	Capital markets payables	**(213,131)**	208,162	201,004
	Interest payable	**(8,739)**	33,988	50,736
	Other liabilities	**160,787**	41,824	(124,468)
	Trading liabilities	**(233,813)**	(3,681)	367,295
	Total adjustments	**283,313**	1,163,170	396,971
	Net cash provided by operating activities	**113,202**	1,626,084	821,668
Investing Activities	Maturities of held to maturity securities	**29**	115	60
	Available for sale securities:			
	Sales	**653,627**	2,968,277	69,106
	Maturities	**847,174**	679,456	481,028
	Purchases	**(573,426)**	(4,597,779)	(837,052)
	Premises and equipment:			
	Sales	**-**	50	744
	Purchases	**(33,539)**	(100,263)	(95,661)
	Net increase in loans	**(754,806)**	(1,639,761)	(4,204,240)
	Net increase in interest-bearing deposits with other financial institutions	**(21,381)**	(7,350)	(5,358)
	Proceeds from divestitures, net of cash and cash equivalents	**23,318**	293,845	19,100
	Acquisitions, net of cash and cash equivalents acquired	**-**	(487)	(841,950)
	Net cash provided/(used) by investing activities	**140,996**	(2,403,897)	(5,414,223)
Financing Activities	Common stock:			
	Exercise of stock options	**34,542**	57,082	41,289
	Cash dividends paid	**(225,011)**	(223,386)	(214,024)
	Repurchase of shares	**(1,104)**	(165,572)	(488)
	Excess tax benefit from stock-based compensation arrangements	**6,258**	3,592	2,454
	Long-term debt:			
	Issuance	**1,230,171**	2,804,057	1,923,750
	Payments	**(292,288)**	(412,769)	(1,074,555)
	Issuance of preferred stock of subsidiary	**8**	-	295,400
	Repurchase of preferred stock of subsidiary	**(1)**	-	-
	Net increase/(decrease) in:			
	Deposits	**(2,956,271)**	(3,224,535)	3,597,156
	Short-term borrowings	**2,063,121**	1,682,553	1,127,558
	Net cash(used)/provided by financing activities	**(140,575)**	521,022	5,698,540
	Net increase/(decrease) in cash and cash equivalents	**113,623**	(256,791)	1,105,985
	Cash and cash equivalents at beginning of period	**2,146,092**	2,402,883	1,296,898
	Cash and cash equivalents at end of period	**$ 2,259,715**	$ 2,146,092	$ 2,402,883
	Cash and cash equivalents from discontinued operations at beginning of period, included above	**$ -**	$ 874	$ 1,115
	Cash and cash equivalents from discontinued operations at end of period, included above	**-**	-	874
	Total interest paid	**1,374,583**	1,296,324	804,574
	Total income taxes paid	**13,052**	115,930	200,176

See accompanying notes to consolidated financial statements.
Certain previously reported amounts have been reclassified to agree with current presentation.

Notes to Consolidated Financial Statements

Note 1 ☐ Summary of Significant Accounting Policies

Basis of Accounting. The consolidated financial statements of First Horizon National Corporation (FHN), including its subsidiaries, have been prepared in conformity with accounting principles generally accepted in the United States of America and follow general practices within the industries in which it operates. This preparation requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and assumptions are based on information available as of the date of the financial statements and could differ from actual results.

Principles of Consolidation and Basis of Presentation. The consolidated financial statements include the accounts of FHN and other entities in which it has a controlling financial interest. Variable Interest Entities (VIE) for which FHN or a subsidiary has been determined to be the primary beneficiary are also consolidated. Affiliates for which FHN is not considered the primary beneficiary and that FHN does not have a controlling financial interest in are accounted for by the equity method. These investments are included in other assets, and FHN's proportionate share of income or loss is included in noninterest income. All significant intercompany transactions and balances have been eliminated. For purposes of comparability, certain prior period amounts have been reclassified to conform to current year presentation. Business combinations accounted for as purchases are included in the financial statements from the respective dates of acquisition.

Revenue Recognition. FHN derives a significant portion of its revenues from fee based services. Noninterest income from transaction based fees is generally recognized when the transactions are completed. Noninterest income from service based fees is generally recognized over the period in which FHN provides the service.

Deposit Transactions and Cash Management. Deposit transactions include services related to retail deposit products (such as service charges on checking accounts), cash management products and services such as electronic transaction processing (automated clearing house and Electronic Data Interchange), account reconciliation services, cash vault services, lockbox processing, and information reporting to large corporate clients.

Insurance Commissions. Insurance commissions are derived from the sale of insurance products, including acting as an independent agent to provide commercial and personal property and casualty, life, long-term care, and disability insurance.

Trust Services and Investment Management. Trust services and investment management fees include investment management, personal trust, employee benefits, and custodial trust services.

Statements of Cash Flows. For purposes of these statements, cash and due from banks, federal funds sold, and securities purchased under agreements to resell are considered cash and cash equivalents. Federal funds are usually sold for one-day periods, and securities purchased under agreements to resell are short-term, highly liquid investments.

Trading Activities. Securities purchased in connection with underwriting or dealer activities (long positions) are carried at market value as trading securities. Gains and losses, both realized and unrealized, on these securities are reflected in capital markets noninterest income. Trading liabilities include securities that FHN has sold to other parties but does not own (short positions). FHN is obligated to purchase securities at a future date to cover the short positions. Assets and liabilities for unsettled trades are recorded on the Consolidated Statements of Condition as "Capital markets receivables" or "Capital markets payables". Retained interests, in the form of excess interest, interest-only and principal-only strips, and subordinated securities from securitizations of first-lien mortgages are recognized at fair value as trading securities with gains and losses, both realized and unrealized, recognized in mortgage banking income. Retained interests, in the form of certificated residual interests from the securitization of second-lien mortgages and home equity lines of credit (HELOC) are recognized at fair value as trading securities with gains and losses, both realized and unrealized, recognized in revenue from loans sales and securitizations.

Investment Securities. Securities that FHN has the ability and positive intent to hold to maturity are classified as securities held to maturity and are carried at amortized cost. The amortized cost of all securities is adjusted for amortization of premium and accretion of discount to maturity, or earlier call date if appropriate, using the level yield method. Such amortization and accretion is included in interest income from securities. Investment securities are reviewed quarterly for possible other-than-temporary impairment. The review includes an analysis of the facts and circumstances of each individual investment such as the degree of loss, the length of time the fair value has been below cost, the expectation for that security's performance, the creditworthiness of the issuer and FHN's intent and ability to hold the security. Realized gains and losses and declines in value judged to be other-than-temporary are determined by the specific identification method and reported in noninterest income.

Securities that may be sold prior to maturity and equity securities are classified as securities available for sale and are carried at fair value. The unrealized gains and losses on securities available for sale are excluded from earnings and are reported, net of tax, as a component of other comprehensive income within shareholders' equity. Venture capital investments for which there are not active market quotes are initially valued at cost. Subsequently, these investments are adjusted to reflect changes in valuation as a result of public offerings or other-than-temporary declines in value.

Securities Purchased under Resale Agreements and Securities Sold under Repurchase Agreements. FHN enters into short-term purchases of securities under agreements to resell which are accounted for as collateralized financings except where FHN does not have an agreement to sell the same or substantially the same securities before maturity at a fixed or determinable price. Securities delivered under these transactions are delivered to either the dealer custody account at the Federal Reserve Bank or to the applicable counterparty. Collateral is valued daily and FHN may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Securities sold under agreements to repurchase are offered to cash management customers as an automated, collateralized investment account. Securities sold are also used by the retail/commercial bank to obtain favorable borrowing rates on its purchased funds.

Loans Held for Sale and Securitization and Residual Interests. FHN's mortgage lenders originate first-lien mortgage loans (the warehouse) for the purpose of selling them in the secondary market, primarily through proprietary and agency securitizations, and to a lesser extent through loan sales. In addition, FHN evaluates its liquidity position in conjunction with determining its ability and intent to hold loans for the foreseeable future and sold certain of the second-lien mortgages and HELOC it produced in the secondary market through securitizations and loan sales through third quarter 2007. Loan securitizations involve the transfer of the loans to qualifying special purposes entities (QSPE) that are not subject to consolidation in accordance with Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS No. 140). FHN generally retains the right to service the transferred loans.

Loans held for sale include loans originated or purchased for resale, together with mortgage loans previously sold which may be unilaterally called by FHN. Loans held for sale are recorded at the lower of aggregate cost or fair value. The carrying value of loans held for sale is net of deferred origination fees and costs. Net origination fees and costs are deferred on loans held for sale and included in the basis of the loans in calculating gains and losses upon sale. Also included in the basis of first-lien mortgage loans is the value accreted during the time that the loan was a locked commitment. The cost basis of loans qualifying for fair value hedge accounting under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133), is adjusted to reflect changes in fair value. Gains and losses realized from the sale of these assets, whether sold directly or through securitization, and adjustments to fair value are included in noninterest income.

Mortgage loans insured by the Federal Housing Administration (FHA) and mortgage loans guaranteed by the Veterans Administration (VA) are generally securitized through the Government National Mortgage Association (GNMA). Conforming conventional loans are generally securitized through government-sponsored enterprises (GSE) such as the Federal National Mortgage Association (FNMA) and the Federal Home Loan Mortgage Corporation (FHLMC). In addition, FHN has completed proprietary securitizations of nonconforming first-lien and second-lien mortgages and HELOC, which do not conform to the requirements for sale or securitization through government agencies or GSE. Most of these securitizations are accounted for as sales; those that do not qualify for sale treatment are accounted for as financing arrangements.

Interests retained from the sales include mortgage servicing rights (MSR) and various financial assets. Prior to 2006, all of these retained interests were initially valued by allocating the total cost basis of the loan between the security or loan sold and the retained interests based on their relative fair values at the time of securitization or sale. The retained interests, other than MSR, are carried at fair value as a component of trading securities on the Consolidated Statements of Condition, with realized and unrealized gains and losses included in current earnings as a component of noninterest income on the Consolidated Statements of Income. With the adoption of Statement of Financial Accounting Standards No. 156, "Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140" (SFAS No. 156), MSR are initially valued at fair value, and the remaining retained interests are initially valued by allocating the remaining cost basis of the loan between the security or loan sold and the remaining retained interests based on their relative fair values at the time of securitization or sale. All retained interests, including MSR, are carried at fair value. The financial assets retained are included as a component of trading securities on the Consolidated Statements of Condition, with realized and unrealized gains and losses included in current earnings as a component of noninterest income on the Consolidated Statements of Income.

Financial assets retained in a securitization may include certificated residual interests, excess interest (structured as interest-only strips), interest-only strips, principal-only strips, or subordinated bonds. Residual interests represent rights to receive earnings to the extent of excess income generated by the underlying loans. Excess interest represents rights to receive interest from serviced assets that exceed contractually specified rates. Principal-only strips are principal cash flow tranches, and interest-only strips are interest cash flow tranches. Subordinated bonds are bonds with junior priority. All financial assets retained from a securitization are recognized on the balance sheet in trading securities at fair value.

The fair values of the certificated residual interests and the excess interest are determined using market prices from closely comparable assets such as MSR that are tested against prices determined using a valuation model that calculates the present value of estimated future cash flows. The fair value of these retained interests typically changes based on changes in the discount rate and differences between modeled prepayment speeds and credit losses and actual experience. In some instances, FHN retains interests in the loans they securitize by retaining certificated principal only strips or subordinated bonds. To determine the fair value of principal only strips, FHN uses the market prices from comparable assets such as publicly traded FNMA trust principal only strips that are adjusted to reflect the relative risk difference between readily marketable securities and privately issued securities. The fair value of subordinated bonds is determined using spreads to other marketable securities. Where possible, such spreads are supplied by independent broker dealers. If broker dealers are unable to supply such spreads due to lack of market activity, spreads are determined based on historical spread correlations adjusted for management's assessment of changes in the market place.

On January 1, 2006, FHN began initially recognizing all classes of MSR at fair value and elected to irrevocably continue application of fair value accounting to its MSR. Classes of MSR are determined in accordance with FHN's risk management practices and market inputs used in determining the fair value of the servicing asset. Since sales of MSR tend to occur in private transactions and the precise terms and conditions of the sales are typically not readily available, there is a limited market to refer to in determining the fair value of MSR. As such, like other participants in the mortgage banking business, FHN relies primarily on a discounted cash flow model to estimate the fair value of its MSR. This model calculates estimated fair value of the MSR using predominant risk characteristics of MSR such as interest rates, type of product (fixed vs. variable), age (new, seasoned, or moderate), agency type and other factors. FHN uses assumptions in the model that it believes are comparable to those used by brokers and other service providers. FHN also periodically compares its estimates of fair value and assumptions with brokers, service providers, and recent market activity and against its own experience. The ongoing disruptions in the mortgage market resulted in more emphasis on third party broker price discovery and, when available, observable market trades in valuation modeling.

Prior to 2006, MSR were initially valued by allocating the total carrying value of the loan between the loan, MSR and other retained interests based on their relative fair values, and were thereafter valued at the lower of cost or fair value. MSR were amortized over the period of and in proportion to the estimated net servicing revenues. The cost basis of MSR qualifying for SFAS No. 133 fair value hedge accounting was adjusted to reflect changes in fair value. MSR were periodically evaluated for impairment. Impairment occurred when the current fair value of the servicing right was less than its recorded value. A quarterly value impairment analysis was performed using a discounted cash flow analysis which was disaggregated by strata representing predominant risk characteristics, including fixed rate and adjustable loans. Impairment, if any, was recognized through a valuation allowance for individual strata. However, if the impairment was determined to be other than temporary, a direct write-off of the asset was made. With the adoption of SFAS No. 156, MSR are valued at fair value, both initially and prospectively; impairment tests are no longer performed.

Loans. Loans are stated at principal amounts outstanding, net of unearned income. Interest on loans is recognized on an accrual basis at the applicable interest rate on the principal amount outstanding. Loan origination fees and direct costs as well as premiums and discounts are amortized as level yield adjustments over the respective loan terms. Unamortized net fees or costs are recognized upon early repayment of the loans. Loan commitment fees are generally deferred and amortized on a straight-line basis over the commitment period. Impaired loans are generally carried on a nonaccrual status. Loans are ordinarily placed on nonaccrual status when, in management's opinion, the collection of principal or interest is unlikely, the loan has been classified as "doubtful". Accrued but uncollected interest is reversed and charged against interest income when the loan is placed on nonaccrual status. On retail loans, accrued but uncollected interest is reversed when the loan is fully or partially charged off. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral is sufficient to recover the principal balance and accrued interest. Interest payments received on nonaccrual and impaired loans are normally applied to principal. Once all principal has been received, additional interest payments are recognized on a cash basis as interest income.

Allowance for Loan Losses. The allowance for loan losses is maintained at a level that management determines is adequate to absorb estimated probable incurred losses in the loan portfolio. Management's evaluation process to determine the adequacy of the allowance utilizes an analytical model based on historical loss experience, adjusted for current events, trends and economic conditions. The actual amounts realized could differ in the near term from the amounts assumed in arriving at the allowance for loan losses reported in the financial statements.

All losses of principal are charged to the allowance for loan losses in the period in which the loan is deemed to be uncollectible. Additions are made to the allowance through periodic provisions charged to current operations and recovery of principal on loans previously charged off.

Premises and Equipment. Premises and equipment are carried at cost less accumulated depreciation and amortization and include additions that materially extend the useful lives of existing premises and equipment. All other maintenance and repair expenditures are expensed as incurred. Gains and losses on dispositions are reflected in noninterest income and expense.

Depreciation and amortization are computed on the straight-line method over the estimated useful lives of the assets and are recorded as noninterest expense. Leasehold improvements are amortized over the lesser of the lease periods or the estimated useful lives using the straight-line method. Useful lives utilized in determining depreciation for furniture, fixtures and equipment and buildings are three to fifteen and seven to forty-five years, respectively.

Real Estate Acquired by Foreclosure. Properties acquired by foreclosure in compliance with HUD servicing guidelines are included in "Real estate acquired by foreclosure" and are carried at the estimated amount of the underlying government insurance or guarantee. On December 31, 2007, FHN had $18.6 million in these foreclosed properties. All other real estate acquired by foreclosure consists of properties that have been acquired in satisfaction of debt. These properties are carried at the lower of the outstanding loan amount or estimated fair value less estimated cost to sell the real estate. Losses arising at foreclosure are charged to the appropriate reserve. Required developmental costs associated with foreclosed property under construction are capitalized and included in determining the estimated net realizable value of the property, which is reviewed periodically, and any write-downs are charged against current earnings.

Intangible Assets. Intangible assets consist of "Other intangible assets" and "Goodwill." The "Other intangible assets" represents identified intangible assets, including customer lists, acquired contracts, covenants not to compete and premium on purchased deposits, which are amortized over their estimated useful lives, except for those assets related to deposit bases that are primarily amortized over 10 years. Management evaluates whether events or circumstances have occurred that indicate the remaining useful life or carrying value of amortizing intangibles should be revised. Goodwill represents the excess of cost over net assets of acquired subsidiaries less identifiable intangible assets. On an annual basis, FHN tests goodwill for impairment. For the years ended December 31, 2006 and 2005, impairment of "Other intangible assets" or "Goodwill" recognized was immaterial to FHN. However, as a result of impairment assessments completed in relation to two full-service First Horizon Bank branches sold as part of FHN's restructuring, repositioning, and efficiency initiatives, a goodwill writedown of $13.0 million and writedowns of other intangible assets of $.9 million were recognized during 2007. Additionally, in fourth quarter 2007, FHN incurred a noncash impairment charge of $71.1 million for the writedown of goodwill associated with the Mortgage Banking business segment. See Note 26 – Restructuring, Repositioning, and Efficiency Initiatives and Note 7 – Intangible Assets, respectively, for additional information regarding the writedown of goodwill and other intangible assets during 2007 in relation to the First Horizon Bank branches sold and the goodwill impairment charge recognized by the Mortgage Banking business segment.

Derivative Financial Instruments. FHN accounts for derivative financial instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended (SFAS No. 133). SFAS No. 133 requires recognition of all derivative instruments on the balance sheet as either an asset or liability measured at fair value through adjustments to either accumulated other comprehensive income within shareholders' equity or current earnings. Fair value is defined as the amount FHN would receive or pay in the market to replace the derivatives as of the valuation date. Fair value is determined using available market information and appropriate valuation methodologies.

FHN prepares written hedge documentation, identifying the risk management objective and designating the derivative instrument as a fair value hedge, cash flow hedge or free-standing derivative instrument entered into as an economic hedge or to meet customers' needs. All transactions designated as SFAS No. 133 hedges must be assessed at inception and on an ongoing basis as to the effectiveness of the derivative instrument in offsetting changes in fair value or cash flows of the hedged item. For a fair value hedge, changes in the fair value of the derivative instrument and changes in the fair value of the hedged asset or liability are recognized currently in earnings. For a cash flow hedge, changes in the fair value of the derivative instrument, to the extent that it is effective, is recorded in accumulated other comprehensive income and subsequently reclassified to earnings as the hedged transaction impacts net income. Any ineffective portion of a cash flow hedge is recognized currently in earnings. For free-standing derivative instruments, changes in fair values are recognized currently in earnings. See Note 25 – Derivatives and Off-Balance Sheet Arrangements for additional information.

Cash flows from derivative contracts are reported as operating activities on the Consolidated Statements of Cash Flows.

Advertising and Public Relations. Advertising and public relations costs are generally expensed as incurred.

Income Taxes. FHN accounts for income taxes using the liability method pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109). Under this method, FHN's deferred tax assets and liabilities are determined by applying the applicable federal and state income tax rates to its cumulative temporary differences. These temporary differences represent differences between financial statement carrying amounts and the corresponding tax bases of certain assets and liabilities. Deferred taxes are provided as a result of such temporary differences.

FHN and its eligible subsidiaries are included in a consolidated federal income tax return. FHN files separate returns for subsidiaries that are not eligible to be included in a consolidated federal income tax return. Based on the laws of the applicable state where it conducts business operations, FHN either files consolidated, combined or separate returns. With few exceptions, FHN is no longer subject to U.S. federal or state and local tax examinations by tax authorities for years before 2002. The Internal Revenue Servide (IRS) has completed its examination of all

U.S. federal returns through 2004; although 2004 remains open under the statute. All proposed adjustments with respect to examinations of federal returns filed for 2004 and prior years have been settled.

FHN adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48) on January 1, 2007. As a result of the implementation of FIN 48, FHN recognized a $.9 million increase in the liability for unrecognized tax benefits, which was accounted for as a reduction to the January 1, 2007 balance of undivided profits. The total balance of unrecognized tax benefits at December 31, 2007 was $31.6 million. FHN does not expect that unrecognized tax benefits will significantly increase or decrease within the next twelve months. FHN recognizes accrued interest and penalties related to unrecognized tax benefits as a component of tax expense. FHN had approximately $4.2 million for the payment of interest accrued at December 31, 2007.

Earnings per Share. Earnings per share are computed by dividing net (loss)/income by the weighted average number of common shares outstanding for each period. Diluted earnings per share in net income periods is computed by dividing net income by the weighted average number of common shares adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares resulting from options granted under FHN's stock option plans and deferred compensation arrangements had been issued. FHN utilizes the treasury stock method in this calculation. Diluted earnings per share does not reflect an adjustment for potentially dilutive shares in net loss periods.

Equity Compensation. FHN accounts for its employee stock-based compensation plans using the grant date fair value of an award to determine the expense to be recognized over the life of the award. For awards with service vesting criteria, expense is recognized using the straight-line method over the requisite service period (generally the vesting period) and is adjusted for anticipated forfeitures. For awards vesting based on a performance measure, anticipated performance is projected to determine the number of awards expected to vest, and the corresponding aggregate expense is adjusted to reflect the elapsed portion of the performance period. The fair value of equity awards with cash payout requirements, as well as awards for which fair value cannot be estimated at grant date, is remeasured each reporting period through vesting date.

For all stock option awards granted prior to adoption of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" (SFAS No. 123-R), FHN permits vesting of the option to continue after retirement. To account for these stock option awards, FHN uses the nominal vesting period approach. Under the nominal vesting period approach, awards granted to employees near retirement eligibility are expensed over the option's normal vesting period until an employee's actual retirement date, at which point all remaining unamortized compensation expense is immediately accelerated. Awards granted after the adoption of SFAS No. 123-R are amortized using the nonsubstantive vesting methodology. The nonsubstantive vesting methodology requires that expense associated with options that continue vesting after retirement be recognized over a period ending no later than an employee's retirement eligibility date. Had FHN followed the nonsubstantive vesting period method for all awards previously granted, the effect of the change in expense attribution on earnings and per share amounts would have been negligible.

Accounting Changes. Effective January 1, 2007, FHN adopted Statement of Financial Accounting Standards No. 155, "Accounting for Certain Hybrid Financial Instruments" (SFAS No. 155), which permits fair value remeasurement for hybrid financial instruments that contain an embedded derivative that otherwise would require bifurcation. Additionally, SFAS No. 155 clarifies the accounting guidance for beneficial interests in securitizations. Under SFAS No. 155, all beneficial interests in a securitization require an assessment in accordance with SFAS No. 133 to determine if an embedded derivative exists within the instrument. In addition, effective January 1, 2007, FHN adopted Derivatives Implementation Group Issue B40, "Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets" (DIG B40). DIG B40 provides an exemption from the embedded derivative test of paragraph 13(b) of SFAS No. 133 for instruments that would otherwise require bifurcation if the test is met solely because of a prepayment feature included within the securitized interest and prepayment is not controlled by the security holder. Since FHN presents all retained interests in its proprietary securitizations as trading securities and due to the clarifying guidance of DIG B40, the impact of adopting SFAS No. 155 was immaterial to the results of operations.

Effective January 1, 2007, FHN adopted FIN 48 which provides guidance for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on the classification and disclosure of uncertain tax positions in the financial statements. Upon adoption of FIN 48, FHN recognized a cumulative effect adjustment to the beginning balance of undivided profits in the amount of $.9 million for differences between the tax benefits recognized in the statements of condition prior to the adoption of FIN 48 and the amounts reported after adoption.

Effective January 1, 2007, FHN adopted EITF Issue No. 06-5, "Accounting for Purchases of Life Insurance – Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance" (EITF 06-5). EITF 06-5 provides that in addition to cash surrender value, the asset recognized for a life insurance contract should consider certain other provisions included in a policy's contractual terms with additional amounts being discounted if receivable beyond one year. Additionally, EITF 06-5 requires that the determination of the amount that could be realized under an insurance contract be performed at the individual policy level. FHN recognized a reduction of undivided profits in the amount of $.5 million as a result of adopting EITF 06-5.

Effective January 1, 2007, FHN elected early adoption of the final provisions of Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)" (SFAS No. 158), which required that the annual measurement date of a plan's assets and liabilities be as of the date of the financial statements. As a result of adopting the measurement date provisions of SFAS No. 158, total equity was increased by $6.2 million on January 1, 2007, consisting of a reduction to undivided profits of $2.1 million and a credit to accumulated other comprehensive income of $8.3 million. Effective December 31, 2006, FHN adopted the provisions of SFAS No. 158 related to the requirements to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in the statements of condition. SFAS No. 158 did not change measurement or recognition requirements for periodic pension and postretirement costs. SFAS No. 158 also provides that changes in the funded status of a defined benefit postretirement plan should be recognized in the year such changes occur through comprehensive income. As a result of adopting the recognition provisions of SFAS No. 158, unrecognized transition assets and obligations, unrecognized actuarial gains and losses, and unrecognized prior service costs and credits were recognized as a component of accumulated other comprehensive income resulting in a reduction in equity of $76.7 million, net of tax, on December 31, 2006.

In fiscal 2006, FHN adopted SEC Staff Accounting Bulletin No. 108 (SAB No. 108). SAB No. 108 requires that registrants assess the impact on both the statement of condition and the statement of income when quantifying and evaluating the materiality of a misstatement. Under SAB No. 108, adjustment of financial statements is required when either approach results in quantifying a misstatement that is material to a reporting period presented within the financial statements, after considering all relevant quantitative and qualitative factors. The adoption of SAB No. 108 had no effect on FHN's statement of condition or results of operations.

Effective January 1, 2006, FHN elected early adoption of SFAS No. 156. This amendment to SFAS No. 140 requires servicing rights be initially measured at fair value. Subsequently, companies are permitted to elect, on a class-by-class basis, either fair value or amortized cost accounting for their servicing rights. FHN elected fair value accounting for its MSR. Accordingly, FHN recognized the cumulative effect of a change in accounting principle totaling $.2 million, net of tax, representing the excess of the fair value of the servicing asset over the recorded value on January 1, 2006.

FHN also adopted Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections" (SFAS No. 154), as of January 1, 2006. SFAS No. 154 requires retrospective application of voluntary changes in accounting principle. A change in accounting principle mandated by new accounting pronouncements should follow the transition method specified by the new guidance. However, if transition guidance is not otherwise specified, retrospective application will be required. SFAS No. 154 does not alter the accounting requirement for changes in estimates (prospective) and error corrections (restatement). The adoption of SFAS No. 154 did not affect FHN's reported results of operations.

Note 1 ❑ Summary of Significant Accounting Policies (continued)

FHN adopted SFAS No. 123-R as of January 1, 2006. SFAS No. 123-R requires recognition of expense over the requisite service period for awards of share-based compensation to employees. The grant date fair value of an award is used to measure the compensation expense to be recognized over the life of the award. For unvested awards granted prior to the adoption of SFAS No. 123-R, the fair values utilized equal the values developed in preparation of the disclosures required under the original SFAS No. 123. Compensation expense recognized after adoption of SFAS No. 123-R incorporates an estimate of awards expected to ultimately vest, which requires estimation of forfeitures as well as projections related to the satisfaction of performance conditions that determine vesting. As permitted by SFAS No. 123-R, FHN retroactively applied the provisions of SFAS No. 123-R to its prior period financial statements. The Consolidated Statements of Income were revised to incorporate expenses previously presented in the footnote disclosures. The Consolidated Statements of Condition were revised to reflect the effects of including equity compensation expense in those prior periods. Additionally, all deferred compensation balances were reclassified within equity to capital surplus. Since FHN's prior disclosures included forfeitures as they occurred, a cumulative effect adjustment, as required by SFAS No. 123-R, of $1.1 million net of tax, was made for unvested awards that were not expected to vest due to anticipated forfeiture.

Accounting Changes Issued but Not Currently Effective. In January 2008, FASB Statement 133 Implementation Issue No. E23, "Issues Involving the Application of the Shortcut Method under Paragraph 68" (DIG E23) was issued. DIG E23 amends SFAS No. 133 to explicitly permit use of the shortcut method for hedging relationships in which an interest rate swap has a nonzero fair value at inception of the hedging relationship which is attributable solely to the existence of a bid-ask spread in the entity's principal market under SFAS No. 157. Additionally, DIG E23 allows an entity to apply the shortcut method to a qualifying fair value hedge when the hedged item has a trade date that differs from its settlement date because of generally established conventions in the marketplace in which the transaction to acquire or issue the hedged item is executed. DIG E23 is effective for hedging relationships designated on or after January 1, 2008. Preexisting shortcut hedging relationships must be analyzed as of DIG E23's adoption date to determine whether they complied with the revised shortcut criteria at their inception or should be dedesignated prospectively. The adoption of DIG E23 is expected to have no effect on FHN's financial position or results of operations as all of FHN's preexisting hedging relationships met the requirements of DIG E23 at their inception.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141-R, "Business Combinations" (SFAS No. 141-R) and Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an Amendment of ARB No. 51" (SFAS No. 160). SFAS No. 141-R requires that an acquirer recognize the assets acquired and liabilities assumed in a business combination, as well as any noncontrolling interest in the acquiree, at their fair values as of the acquisition date, with limited exceptions. Additionally, SFAS No. 141-R provides that an acquirer cannot specify an effective date for a business combination that is separate from the acquisition date. SFAS No. 141-R also provides that acquisition-related costs which an acquirer incurs should be expensed in the period in which the costs are incurred and the services are received. SFAS No. 160 requires that acquired assets and liabilities be measured at full fair value without consideration to ownership percentage. Under SFAS No. 160, any non-controlling interests in an acquiree should be presented as a separate component of equity rather than on a mezzanine level. Additionally, SFAS No. 160 provides that net income or loss should be reported in the consolidated income statement at its consolidated amount, with disclosure on the face of the consolidated income statement of the amount of consolidated net income which is attributable to the parent and noncontrolling interests, respectively. SFAS No. 141-R and SFAS No. 160 are effective prospectively for periods beginning on or after December 15, 2008, with the exception of SFAS No. 160's presentation and disclosure requirements which should be retrospectively applied to all periods presented. FHN is currently assessing the financial impact of adopting SFAS No. 141-R and SFAS No. 160.

In November 2007, the SEC issued Staff Accounting Bulletin No. 109, "Written Loan Commitments Recorded at Fair Value Through Earnings" (SAB No. 109). SAB No. 109 rescinds SAB No. 105's prohibition on inclusion of expected net future cash flows related to loan servicing activities in the fair value measurement of a written loan commitment. SAB No. 109 also applies to any loan commitments for which fair value accounting is elected under SFAS No. 159. SAB No. 109 is effective prospectively for derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. FHN is currently assessing the financial impact of adopting SAB No. 109, adoption is expected to accelerate the timing of revenue recognition and may have a significant positive impact on earnings in first quarter 2008.

Note 1 ❑ Summary of Significant Accounting Policies (continued)

In June 2007, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position 07-1, "Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies" (SOP 07-1), which provides guidance for determining whether an entity is within the scope of the AICPA's Investment Companies Guide. Additionally, SOP 07-1 provides certain criteria that must be met in order for investment company accounting applied by a subsidiary or equity method investee to be retained in the financial statements of the parent company or an equity method investor. SOP 07-1 also provides expanded disclosure requirements regarding the retention of such investment company accounting in the consolidated financial statements. In May 2007, FASB Staff Position No. FIN 46(R)-7, "Application of FASB Interpretation No. 46(R) to Investment Companies" (FSP FIN 46(R)-7) was issued. FSP FIN 46(R)-7 amends FIN 46(R) to provide a permanent exception to its scope for companies within the scope of the revised Investment Companies Guide under SOP 07-1. In February 2008, the FASB issued FASB Staff Position No. SOP 07-1-1, "The Effective Date of AICPA Statement of Position 07-1" which defers the effective date of SOP 07-1 and FSP FIN 46(R)-7.

In April 2007, FASB Staff Position No. FIN 39-1, "Amendment of FASB Interpretation No. 39" (FSP FIN 39-1) was issued. FSP FIN 39-1 permits the offsetting of fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement. Upon adoption of FSP FIN 39-1, entities are permitted to change their previous accounting policy election to offset or not offset fair value amounts recognized for derivative instruments under master netting arrangements. Additionally, FSP FIN 39-1 requires additional disclosures for derivatives and collateral associated with master netting arrangements. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007, through retrospective application, with early application permitted. FHN will retain its previous accounting policy election to not offset fair value amounts recognized for derivative instruments under master netting arrangements upon adoption of FSP FIN 39-1.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No. 159), which allows an irrevocable election to measure certain financial assets and financial liabilities at fair value on an instrument-by-instrument basis, with unrealized gains and losses recognized currently in earnings. Under SFAS No. 159, the fair value option may only be elected at the time of initial recognition of a financial asset or financial liability or upon the occurrence of certain specified events. Additionally, SFAS No. 159 provides that application of the fair value option must be based on the fair value of an entire financial asset or financial liability and not selected risks inherent in those assets or liabilities. SFAS No. 159 requires that assets and liabilities which are measured at fair value pursuant to the fair value option be reported in the financial statements in a manner that separates those fair values from the carrying amounts of similar assets and liabilities which are measured using another measurement attribute. SFAS No. 159 also provides expanded disclosure requirements regarding the effects of electing the fair value option on the financial statements. SFAS No. 159 is effective prospectively for fiscal years beginning after November 15, 2007. Upon adoption of SFAS No. 159, FHN elected the fair value option on a prospective basis for almost all types of mortgage loans originated for sale purposes. FHN continues to assess the financial impact of adopting SFAS No. 159; adoption is not expected to have a material impact on net earnings.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS No. 157), which establishes a hierarchy to be used in performing measurements of fair value. SFAS No. 157 emphasizes that fair value should be determined from the perspective of a market participant while also indicating that valuation methodologies should first reference available market data before using internally developed assumptions. Additionally, SFAS No. 157 provides expanded disclosure requirements regarding the effects of fair value measurements on the financial statements. SFAS No. 157 is effective prospectively for fiscal years beginning after November 15, 2007, for financial assets and liabilities as well as non-financial assets and liabilities which are remeasured at least annually. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, "Effective Date of FASB Statement No. 157" which delays the effective date of SFAS No. 157 until fiscal years beginning after November 15, 2008, for non-financial assets and liabilities which are recognized at fair value on a non-recurring basis. Upon adoption, a negative cumulative-effect adjustment of approximately $10 million was made to the opening balance of undivided profits for derivatives which FHN previously measured under the guidance of EITF 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and

Note 1 ❑ Summary of Significant Accounting Policies (continued)

Contracts Involved in Energy Trading and Risk Management Activities". FHN is currently assessing additional financial impacts of adopting SFAS No. 157.

In September 2006, the consensus reached in EITF Issue No. 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements" (EITF 06-4) was ratified by the FASB. EITF 06-4 requires that a liability be recognized for contracts written to employees which provide future postretirement benefits that are covered by endorsement split-dollar life insurance arrangements because such obligations are not considered to be effectively settled upon entering into the related insurance arrangements. EITF 06-4 is effective for fiscal years beginning after December 15, 2007. FHN recognized a decrease to undivided profits of approximately $9 million, net of tax, upon adoption of EITF 06-4.

Note 2 ❑ Acquisitions/Divestitures

Due to FHN's ongoing efforts to improve profitability, in July 2007 management decided to pursue the sale, closure, or consolidation of 34 full-service First Horizon Bank branches in Atlanta, Baltimore, Dallas and Northern Virginia. In September 2007, it was announced that agreements for the sale of all 34 of the branches had been reached. Aggregate gains of $15.7 million were recognized in fourth quarter 2007 from the disposition of 15 of the branches after recognition of $13.9 million in impairment losses for goodwill and other intangible assets in the third quarter of 2007. In total, $.2 million in gains were recognized in first quarter 2008 in relation to the divestiture of ten First Horizon Bank branches in Texas. The remaining nine branches in Atlanta have not been sold; see Note 18 – Registrations, Contingencies and Other Disclosures for additional information. Each of the purchase agreements that closed called for the purchase of certain loans and fixed assets, including branch locations, and the assumption of all of the deposit relationships of the First Horizon Bank branches being purchased. The assets and liabilities related to the remaining branches to be sold, which are included in the Retail/Commercial Banking segment, are reflected as held-for-sale on the Consolidated Statements of Condition. The aggregate carrying amounts of transferred loans, deposits, other assets and other liabilities were $290 million, $230 million, $16 million, and $23 million, respectively, as of December 31, 2007. As a result of impairment assessments completed in relation to two Georgia branches sold, a goodwill writedown of $13.0 million and core deposit intangible writedown of $.9 million were recognized in 2007. The goodwill impairment loss was calculated using the sales price for the associated branches. These impairment losses are included in goodwill impairment and all other expense on the Consolidated Statements of Income and are recognized in the Corporate segment as described in Note 26 – Restructuring, Repositioning, and Efficiency Charges. The gains realized in 2007 from the disposition of First Horizon Bank branches are included in the noninterest income section of the Consolidated Statements of Income as gains on divestitures.

On June 28, 2006, First Horizon Merchant Services, Inc. (FHMS) sold all of the outstanding capital stock of Global Card Services, Inc. (GCS), a wholly-owned subsidiary. As a result, tax benefits of $4.2 million were recognized associated with the difference between FHMS' tax basis in the stock and net proceeds from the sale.

On March 1, 2006, FHN sold substantially all the assets of its national merchant processing business conducted primarily through FHMS and GCS. The sale was to NOVA Information Systems (NOVA), a wholly-owned subsidiary of U.S. Bancorp. This transaction resulted in a pre-tax gain of $351.5 million. During 2007, gains of $4.1 million resulted from an earn-out from the sale of merchant. Additional supplements to the purchase price may be paid to FHN if certain performance goals are achieved in the future. This divestiture was accounted for as a discontinued operation, and prior periods were adjusted to exclude the impact of merchant operations from the results of continuing operations. In conjunction with the sale, FHN entered into a transitional service agreement with NOVA to provide or continue on-going services such as telecommunications, back-end processing and disaster recovery until NOVA converts the operations to their systems.

On December 9, 2005, First Tennessee Bank National Association (FTBNA) sold three financial centers in Dyersburg, Tennessee, to First South Bank. This transaction resulted in a divestiture gain of $7.0 million. Immediately preceding the sale, the financial centers had loans of approximately $80 million and deposits of approximately $70 million.

Note 2 ❑ Acquisitions/Divestitures (continued)

On August 26, 2005, FHN acquired West Metro Financial Services Inc. (West Metro), a Georgia bank holding company. West Metro was merged with and into FHN. At the same time West Metro's subsidiary, First National Bank West Metro, with total assets of approximately $135 million, loans of approximately $115 million, and deposits of approximately $120 million, was merged with and into FTBNA. Total consideration of $32 million, consisting of approximately $11 million in cash and $21 million in FHN shares (approximately 518,000 shares of common stock), exceeded the estimated fair value of tangible assets and liabilities acquired by approximately $16 million. Intangible assets totaling approximately $3 million have been identified. As noted above, assets and liabilities related to West Metro are no longer on the Consolidated Statements of Condition as these branches were sold in fourth quarter 2007. The acquisition was immaterial to FHN.

On April 1, 2005, FTBNA acquired substantially all of the assets of MSAver Resources, L.L.C. of Overland Park, Kansas, a national leader in administering health savings accounts. The acquisition was immaterial to FHN.

On March 1, 2005, First Horizon Home Loan Corporation acquired Greenwich Home Mortgage Corporation of Cedar Knolls, New Jersey, for an initial payment of approximately $7.8 million in cash and FHN common stock. Net assets purchased, combined with the operating performance of the acquired business, will impact future payments owed to the sellers. The acquisition was immaterial to FHN. In 2006, additional payments of approximately $1.1 million in cash and FHN common stock were made.

On January 7, 2005, FHN's capital markets division, FTN Financial, completed the acquisition of the assets and operations of the fixed income business of Spear, Leeds & Kellogg (SLK), a division of Goldman Sachs & Co. for approximately $150.0 million in cash. Total consideration paid exceeded the estimated fair value of tangible and identified intangible assets and liabilities acquired by approximately $97 million. Intangible assets totaling approximately $55 million have been identified and are being amortized over their expected useful lives. The acquisition was immaterial to FHN.

In addition to the divestitures mentioned above, FHN acquires or divests assets from time to time in transactions that are considered business combinations or divestitures but are not material to FHN individually or in the aggregate.

Note 3 ❑ Investment Securities

The following tables summarize FHN's securities held to maturity and available for sale on December 31, 2007 and 2006:

	On December 31, 2007*			
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities held to maturity:				
States and municipalities	$ 240	$ 2	$ -	$ 242
Total securities held to maturity	**$ 240**	**$ 2**	**$ -**	**$ 242**
Securities available for sale:				
U.S. Treasuries	$ 41,948	$ 67	$ -	$ 42,015
Government agency issued MBS**	1,311,349	11,048	(176)	1,322,221
Government agency issued CMO**	1,193,528	18,186	(1,066)	1,210,648
Other U.S. government agencies**	222,501	6,069	(560)	228,010
States and municipalities	1,500	-	(19)	1,481
Other	2,855	2	(25)	2,832
Equity	225,389	-	(45)	225,344
Total securities available for sale	**$2,999,070**	**$35,372**	**$(1,891)**	**$3,032,551**

* Includes $2.7 billion of securities pledged to secure public deposits, securities sold under agreements to repurchase and for other purposes.
** Includes securities issued by government sponsored entities which are not backed by the full faith and credit of the U.S. government.

	On December 31, 2006*			
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities held to maturity:				
States and municipalities	$ 269	$ 3	$ -	$ 272
Total securities held to maturity	$ 269	$ 3	$ -	$ 272
Securities available for sale:				
U.S. Treasuries	$ 50,346	$ 32	$ (15)	$ 50,363
Government agency issued MBS**	1,729,025	8,795	(1,968)	1,735,852
Government agency issued CMO**	1,601,391	8,226	(4,605)	1,605,012
Other U.S. government agencies**	246,066	204	(1,130)	245,140
States and municipalities	1,500	-	-	1,500
Other	7,927	1	(37)	7,891
Equity	275,901	1,576	(20)	277,457
Total securities available for sale	$3,912,156	$18,834	$(7,775)	$3,923,215

* Includes $3.6 billion of securities pledged to secure public deposits, securities sold under agreements to repurchase and for other purposes.
** Includes securities issued by government sponsored entities which are not backed by the full faith and credit of the U.S. government.
Certain previously reported amounts have been reclassified to agree with current presentation.

Note 3 ❑ Investment Securities (continued)

Provided below are the amortized cost and fair value by contractual maturity for the securities portfolios on December 31, 2007:

	Held to Maturity		Available for Sale	
(Dollars in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within 1 year	$240	$242	$ 43,244	$ 43,310
After 1 year; within 5 years	-	-	25,738	25,156
After 5 years; within 10 years	-	-	199,822	205,872
After 10 years	-	-	-	-
Subtotal	240	242	268,804	274,338
Government agency issued MBS and CMO	-	-	2,504,877	2,532,869
Equity securities	-	-	225,389	225,344
Total	**$240**	**$242**	**$2,999,070**	**$3,032,551**

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

The table below provides information on realized gross gains and realized gross losses on sales from the available for sale portfolio for the years ended December 31:

(Dollars in thousands)	AFS Debt*	AFS Equity*	Total
2007			
Gross gains on sales	$ 6,312	$ 4,099	$ 10,411
Gross losses on sales	(20)	(1,087)	(1,107)
2006			
Gross gains on sales	$ 3,132	$11,258	$ 14,390
Gross losses on sales	(79,209)	(813)	(80,022)
2005			
Gross gains on sales	$ 1	$ 62	$ 63

* AFS – Available for sale

Losses totaling $10.4 million, $.2 million and $.6 million for the years 2007, 2006 and 2005, respectively, were recognized for securities that, in the opinion of management, have been other-than-temporarily impaired. During 2006, $.2 million of recoveries were realized as gains on debt securities that had previously been written down.

Note 3 ❑ Investment Securities (continued)

The following tables provide information on investments that have unrealized losses on December 31, 2007 and 2006:

	On December 31, 2007					
	Less than 12 months		12 Months or Longer		Total	
(Dollars in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasuries	$ -	$ -	$ -	$ -	$ -	$ -
Government agency issued MBS	130,366	(176)	-	-	130,366	(176)
Government agency issued CMO	-	-	128,834	(1,066)	128,834	(1,066)
Other U.S. government agencies	-	-	24,312	(560)	24,312	(560)
Other	2,232	(20)	822	(24)	3,054	(44)
Total debt securities	132,598	(196)	153,968	(1,650)	286,566	(1,846)
Equity	186	(45)	-	-	186	(45)
Total temporarily impaired securities	**$132,784**	**$(241)**	**$153,968**	**$(1,650)**	**$286,752**	**$(1,891)**

The gross unrealized losses on December 31, 2007, principally related to U.S. Government agencies, were primarily caused by interest rate changes. FHN has reviewed these securities in accordance with its accounting policy for other-than-temporary impairment and does not consider them other-than-temporarily impaired. FHN has both the intent and ability to hold these securities for the time necessary to recover the amortized cost.

	On December 31, 2006					
	Less than 12 months		12 Months or Longer		Total	
(Dollars in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasuries	$ 100	$ -	$ 363	$ (15)	$ 463	$ (15)
Government agency issued MBS	516,073	(1,960)	6,662	(8)	522,735	(1,968)
Government agency issued CMO	451,131	(764)	151,273	(3,841)	602,404	(4,605)
Other U.S. government agencies	166,021	(234)	28,976	(896)	194,997	(1,130)
Other	2,487	(1)	2,086	(36)	4,573	(37)
Total debt securities	1,135,812	(2,959)	189,360	(4,796)	1,325,172	(7,755)
Equity	138	(20)	-	-	138	(20)
Total temporarily impaired securities	$1,135,950	$(2,979)	$189,360	$(4,796)	$1,325,310	$(7,775)

On December 31, 2007 and 2006, FHN had $153.5 million and $163.9 million, respectively, of cost method investments. These investments included Federal Reserve Bank and Federal Home Loan Bank stock of $118.8 million and $117.3 million on December 31, 2007 and 2006, respectively. These investments, which do not have a readily determinable market and for which it is not practicable to estimate a fair value, are evaluated for impairment only if there are identified events or changes in circumstances that may have had a significant adverse effect on the fair value of the investment.

Note 4 ❑ Loans

A summary of the major categories of loans outstanding on December 31 is shown below:

(Dollars in thousands)	**2007**	2006
Commercial:		
Commercial, financial and industrial	**$ 7,140,087**	$ 7,201,009
Real estate commercial	**1,294,922**	1,136,590
Real estate construction	**2,753,475**	2,753,458
Retail:		
Real estate residential	**7,791,885**	7,973,313
Real estate construction	**2,008,289**	2,085,133
Other retail	**144,019**	161,178
Credit card receivables	**204,812**	203,307
Real estate loans pledged against other collateralized borrowings	**766,027**	590,917
Loans, net of unearned income	**22,103,516**	22,104,905
Allowance for loan losses	**342,341**	216,285
Total net loans	**$21,761,175**	$21,888,620

On December 31, 2007, $1.7 billion of real estate residential qualifying loans were pledged to secure potential Federal Home Loan Bank borrowings. Qualifying loans are comprised of residential mortgage loans secured by first and second liens and home equity lines of credit. In addition, $3.9 billion of commercial, financial and industrial loans were pledged to secure potential discount window borrowings from the Federal Reserve Bank.

Nonperforming loans consist of loans which management has identified as impaired, other nonaccrual loans and loans which have been restructured. On December 31, 2007 and 2006, there were no outstanding commitments to advance additional funds to customers whose loans had been restructured. The following table presents nonperforming loans on December 31:

(Dollars in thousands)	**2007**	2006
Impaired loans	**$272,942**	$76,340
Other nonaccrual loans*	**34,145**	17,290
Total nonperforming loans	**$307,087**	$93,630

* On December 31, 2007 and 2006, other nonaccrual loans included $23.8 million and $10.8 million, respectively, of loans held for sale.

Interest income received during 2007 for impaired loans was $12.6 million and for other nonaccrual loans was $.6 million. Under their original terms, interest income would have been approximately $13.5 million for the impaired loans and $3.3 million for the other nonaccrual loans outstanding on December 31, 2007. Interest income received during 2006 for impaired loans was $2.8 million and for other nonaccrual loans was $.4 million. Under their original terms, interest income would have been approximately $7.3 million for the impaired loans and $1.4 million for the other nonaccrual loans outstanding on December 31, 2006. Interest income received during 2005 for impaired loans was $.5 million and for other nonaccrual loans was $.1 million. Under their original terms, interest income would have been approximately $2.6 million for the impaired loans and $1.1 million for the other nonaccrual loans outstanding on December 31, 2005. The average balance of impaired loans was approximately $147.5 million for 2007, $55.0 million for 2006 and $36.3 million for 2005. All impaired loans have an associated allowance for loan loss.

Note 4 ❑ Loans (continued)

Activity in the allowance for loan losses related to non-impaired and impaired loans for years ended December 31 is summarized as follows:

(Dollars in thousands)	Non-impaired	Impaired	Total
Balance on December 31, 2004	$147,672	$ 10,487	$ 158,159
Allowance from acquisitions	1,902	-	1,902
Adjustment due to divestiture	(516)	-	(516)
Provision for loan losses	61,799	5,879	67,678
Charge-offs	(41,963)	(10,187)	(52,150)
Recoveries	10,741	3,891	14,632
Net charge-offs	(31,222)	(6,296)	(37,518)
Balance on December 31, 2005	179,635	10,070	189,705
Provision for loan losses	50,541	32,588	83,129
Adjustment due to divestiture	(1,470)	-	(1,470)
Charge-offs	(37,512)	(31,114)	(68,626)
Recoveries	9,633	3,914	13,547
Net charge-offs	(27,879)	(27,200)	(55,079)
Balance on December 31, 2006	200,827	15,458	216,285
Adjustment due to transfer to held for sale	1,365	1,290	2,655
Provision for loan losses	83,574	189,191	272,765
Adjustment due to divestiture	(17,598)	-	(17,598)
Charge-offs	(53,645)	(93,262)	(146,907)
Recoveries	8,685	6,456	15,141
Net charge-offs	(44,960)	(86,806)	(131,766)
Balance on December 31, 2007	**$223,208**	**$119,133**	**$ 342,341**

Included in other assets and in other liabilities on the Consolidated Statements of Condition are amounts due from customers on acceptances and bank acceptances outstanding of $3.4 million, $7.7 million, and $5.3 million on December 31, 2007, 2006, and 2005, respectively. Retail real estate construction loans are a one-time close product where First Horizon Home Loans provides construction financing and a permanent mortgage to individuals for the purpose of constructing a home. Upon completion of construction, the permanent mortgage is classified as held for sale and sold into the secondary market. First Horizon Home Loans transferred approximately $2.1 billion, $1.6 billion and $1.1 billion in 2007, 2006, and 2005, respectively. Additionally, FHN transferred approximately $.1 billion and $.3 billion of real estate residential loans from held for sale into the loan portfolio in 2007 and 2005 respectively.

Note 5 ❑ Premises, Equipment and Leases

Premises and equipment on December 31 are summarized below:

(Dollars in thousands)	**2007**	2006
Land	**$ 65,218**	$ 66,713
Buildings	**330,412**	326,666
Leasehold improvements	**75,213**	84,227
Furniture, fixtures and equipment	**321,539**	331,291
Premises and equipment, at cost	**792,382**	808,897
Less accumulated depreciation and amortization	**393,077**	357,189
Premises and equipment, net	**$399,305**	$451,708

Excluded from the analysis were $11.6 million of premises and equipment, net related to First Horizon Bank branches held for sale.

FHN is obligated under a number of noncancelable operating leases for premises and equipment with terms up to 30 years, which may include the payment of taxes, insurance and maintenance costs.

Minimum future lease payments for noncancelable operating leases on premises and equipment on December 31, 2007, are shown below:

(Dollars in thousands)	
2008	$ 61,470
2009	46,335
2010	33,955
2011	22,757
2012	15,487
2013 and after	39,905
Total minimum lease payments	$219,909

Payments required under capital leases are not material.

Aggregate minimum income under sublease agreements for these periods is $2.4 million.

Rent expense incurred under all operating lease obligations was as follows for the years ended December 31:

(Dollars in thousands)	**2007**	2006	2005
Rent expense, gross	**$84,130**	$84,553	$83,427
Sublease income	**(3,395)**	(3,556)	(3,158)
Rent expense, net	**$80,735**	$80,997	$80,269

Note 6 ❑ Mortgage Servicing Rights

On January 1, 2006, FHN elected early adoption of SFAS No. 156, which requires servicing rights be initially measured at fair value. Subsequently, companies are permitted to elect, on a class-by-class basis, either fair value or amortized cost accounting for their servicing rights. Accordingly, FHN began initially recognizing all its classes of mortgage servicing rights (MSR) at fair value and elected to irrevocably continue application of fair value accounting to all its classes of MSR. Classes of MSR are determined in accordance with FHN's risk management practices and market inputs used in determining the fair value of the servicing asset. FHN recognized the cumulative effect of a change in accounting principle totaling $.2 million, net of tax, representing the excess of the fair value of the servicing asset over the recorded value on January 1, 2006. The balance of MSR included on the Consolidated Statements of Condition represents the rights to service approximately $104.3 billion of mortgage loans on December 31, 2007, for which a servicing right has been capitalized.

Since sales of MSR tend to occur in private transactions and the precise terms and conditions of the sales are typically not readily available, there is a limited market to refer to in determining the fair value of MSR. As such, like other participants in the mortgage banking business, FHN relies primarily on a discounted cash flow model to estimate the fair value of its MSR. This model calculates estimated fair value of the MSR using predominant risk characteristics of MSR, such as interest rates, type of product (fixed vs. variable), age (new, seasoned, or moderate), agency type and other factors. FHN uses assumptions in the model that it believes are comparable to those used by brokers and other service providers. FHN also periodically compares its estimates of fair value and assumptions with brokers, service providers, and recent market activity and against its own experience.

Following is a summary of changes in capitalized MSR as of December 31, 2007 and 2006:

(Dollars in thousands)	First Liens	Second Liens	HELOC
Fair value on January 1, 2006	$1,318,219	$ 5,470	$14,384
Addition of mortgage servicing rights	390,097	19,463	6,449
Reductions due to loan payments	(258,176)	(4,640)	(7,528)
Changes in fair value due to:			
Changes in valuation model inputs or assumptions	45,137	3,167	1,097
Other changes in fair value	(62)	631	234
Fair value on December 31, 2006	1,495,215	24,091	14,636
Addition of mortgage servicing rights	349,641	11,582	2,093
Reductions due to loan payments	(214,253)	(9,203)	(4,697)
Reductions due to sale	(96,502)	-	-
Changes in fair value due to:			
Changes in valuation model inputs or assumptions	(237,082)	(736)	(501)
Reclassification to trading assets	(174,547)	-	-
Other changes in fair value	(57)	98	42
Fair value on December 31, 2007	**$1,122,415**	**$25,832**	**$11,573**

In 2007, FHN sold the rights to service $7.3 billion of loans which resulted in a $96.5 million reduction in MSR. Changes in assumptions include a $97.4 million decline in MSR due to ongoing disruptions in the mortgage market which resulted in more emphasis on third party broker price discovery and, when available, observable market trades in valuation modeling. In conjunction with capital management initiatives, FHN modified Pooling and Servicing Agreements (PSA) on its private securitizations during the second quarter of 2007 to segregate the retained yield component from the master servicing fee. The retained yield of $174.5 million was reclassified from mortgage servicing rights to trading securities on the Consolidated Statements of Condition.

Note 6 ❑ Mortgage Servicing Rights (continued)

In periods prior to 2006 these amounts were included at the lower of cost, net of accumulated amortization, or fair value. The cost basis of MSR qualifying for SFAS No. 133 fair value hedge accounting was adjusted to reflect changes in fair value. MSR were amortized over the period of and in proportion to the estimated net servicing revenues. MSR were periodically evaluated for impairment. Impairment occurred when the current fair value of the servicing right was less than its recorded value. A quarterly value impairment analysis was performed using a discounted cash flow analysis which was disaggregated by strata representing predominant risk characteristics, including fixed and adjustable rate loans. Impairment, if any, was recognized through a valuation allowance for individual strata. However, if the impairment was determined to be other than temporary, a direct write-off of the asset was made. With the adoption of SFAS No. 156, MSR are valued at fair value, both initially and prospectively; impairment tests are no longer performed. Following is a summary of changes in capitalized MSR as of December 31, 2005:

(Dollars in thousands)

December 31, 2004	$1,036,458
Addition of mortgage servicing rights	437,121
Amortization	(194,800)
Market value adjustments	71,094
Permanent impairment	(38,239)
Decrease in valuation allowance	2,995
December 31, 2005	$1,314,629

MSR on December 31, 2005 had an estimated market value of approximately $1,334.5 million. This balance represents the right to service approximately $93.7 billion of mortgage loans on December 31, 2005, for which a servicing right was capitalized. The following is a rollforward of the valuation allowance required due to temporary impairment as of December 31, 2005:

(Dollars in thousands)

Balance on December 31, 2004	$ 4,231
Permanent impairment	(38,239)
Servicing valuation provision	35,244
Balance on December 31, 2005	$ 1,236

Note 7 ☐ Intangible Assets

The following is a summary of intangible assets, net of accumulated amortization, included in the Consolidated Statements of Condition:

(Dollars in thousands)	Goodwill	Other Intangible Assets*
December 31, 2004	$160,067	$ 22,520
Amortization expense	-	(10,700)
Minimum pension liability adjustment	-	1,555
Divestitures	-	(633)
Additions	121,373	63,905
December 31, 2005	281,440	76,647
Amortization expense	-	(11,462)
Minimum pension liability adjustment	-	(1,657)
Adjustment to initially apply SFAS No. 158	-	(804)
Divestitures	(11,777)	(4,318)
Additions	5,919	6,124
December 31, 2006	275,582	64,530
Amortization expense	-	(10,959)
Impairment	(84,084)	(990)
Divestitures	(3,924)	(563)
Additions**	4,834	4,889
December 31, 2007	**$192,408**	**$ 56,907**

* Represents customer lists, acquired contracts, premium on purchased deposits, covenants not to compete and assets related to the minimum pension liability.

** Preliminary purchase price allocations on acquisitions are based upon estimates of fair value and are subject to change.

The gross carrying amount of other intangible assets subject to amortization is $135.8 million on December 31, 2007, net of $78.9 million of accumulated amortization. Estimated aggregate amortization expense is expected to be $8.8 million, $6.9 million, $6.0 million, 5.6 million and $4.1 million for the twelve-month periods of 2008, 2009, 2010, 2011 and 2012, respectively.

In 2007, FHN recorded $13.0 million of goodwill impairment and a writedown of $.9 million of core deposit intangibles primarily related to the sale of certain First Horizon Bank branches. Following an updated valuation based on strategic cash flow projections and market-to-book values, FHN incurred a fourth quarter 2007 non-cash pre-tax impairment charge of $71.1 million for the write-down of goodwill associated with the Mortgage Banking business segment. FHN engaged an independent valuation firm to assist in computing the fair value estimate for the impairment assessment by utilizing two separate valuation methodologies and applying a weighted average to each methodology in order to determine fair value for the Mortgage Banking business segment. The valuation methodologies utilized included a comparison of the average price to book value of comparable businesses and a discounted cash flow valuation technique.

Note 7 ❑ Intangible Assets (continued)

The following is a summary of goodwill detailed by reportable segments for the three years ended December 31:

(Dollars in thousands)	Retail/ Commercial Banking	Mortgage Banking	Capital Markets	Total
December 31, 2004	$ 87,208	$ 55,214	$ 17,645	$160,067
Additions	17,573	6,379	97,421	121,373
December 31, 2005	104,781	61,593	115,066	281,440
Divestitures	(11,777)	-	-	(11,777)
Additions	1,272	4,647	-	5,919
December 31, 2006	94,276	66,240	115,066	275,582
Divestitures	(3,924)	-	-	(3,924)
Impairment	(13,010)	(71,074)	-	(84,084)
Additions*	-	4,834	-	4,834
December 31, 2007	**$ 77,342**	**$ -**	**$115,066**	**$192,408**

* Preliminary purchase price allocations on acquisitions are based upon estimates of fair value and are subject to change.

Note 8 ❑ Time Deposit Maturities

Following is a table of maturities for time deposits outstanding on December 31, 2007, which include "Certificates of deposit under $100,000 and other time" and "Certificates of deposit $100,000 and more". "Certificates of deposit $100,000 and more" totaled $3.1 billion on December 31, 2007. Time deposits are included in "Interest-bearing" deposits on the Consolidated Statements of Condition. Excluded from the analysis were $12.6 million of Certificates of deposit $100,000 and more and $44.1 million of Time deposits related to First Horizon Bank branches held for sale.

(Dollars in thousands)	
2008	$4,428,650
2009	878,241
2010	159,702
2011	113,280
2012	123,220
2013 and after	252,740
Total	$5,955,833

Note 9 ❑ Short-Term Borrowings

Short-term borrowings include federal funds purchased and securities sold under agreements to repurchase, commercial paper, trading liabilities and other borrowed funds.

Federal funds purchased and securities sold under agreements to repurchase and commercial paper generally have maturities of less than 90 days. Trading liabilities, which represent short positions in securities, are generally held for less than 90 days. Other short-term borrowings have original maturities of one year or less. On December 31, 2007, capital markets trading securities with a fair value of $309.9 million were pledged to secure other short-term borrowings.

The detail of these borrowings for the years 2007, 2006 and 2005 is presented in the following table:

(Dollars in thousands)	Federal Funds Purchased and Securities Sold Under Agreements to Repurchase	Commercial Paper	Trading Liabilities	Other Short-term Borrowings
2007				
Average balance	**$4,853,599**	**$ 2,080**	**$ 950,555**	**$1,343,572**
Year-end balance	**4,829,597**	**2,076**	**556,144**	**3,420,919**
Maximum month-end outstanding	**6,167,114**	**2,659**	**1,360,764**	**3,420,919**
Average rate for the year	**4.72%**	**3.76%**	**5.42%**	**4.83%**
Average rate at year-end	**3.23**	**3.66**	**5.26**	**4.35**
2006				
Average balance	$4,562,953	$ 2,704	$1,338,872	$ 792,280
Year-end balance	4,961,799	5,619	789,957	1,252,894
Maximum month-end outstanding	6,000,299	5,619	1,542,381	1,252,894
Average rate for the year	4.58%	2.29%	5.68%	5.05%
Average rate at year-end	4.67	3.99	5.87	5.01
2005				
Average balance	$4,582,178	$ 7,001	$1,519,337	$ 987,771
Year-end balance	3,735,742	10,695	793,638	791,322
Maximum month-end outstanding	5,458,983	26,466	1,663,319	1,339,531
Average rate for the year	2.98%	1.50%	5.28%	3.57%
Average rate at year-end	3.51	1.98	5.97	3.84

Excluded from year-end balances above were $21.0 million of federal funds purchased and securities sold under agreements to repurchase related to First Horizon Bank branches held for sale.

Note 10 ❑ Long-Term Debt

The following table presents information pertaining to long-term debt (debt with original maturities greater than one year) for FHN and its subsidiaries on December 31:

(Dollars in thousands)	**2007**	2006
First Tennessee Bank National Association:		
Subordinated notes (qualifies for total capital under the Risk-Based Capital guidelines):		
Matures on January 15, 2015 - 5.05%	**$ 405,553**	$ 387,289
Matures on May 15, 2013 - 4.625%	**258,745**	247,995
Matures on December 1, 2008 - 5.75%	**140,836**	137,575
Matures on April 1, 2008 - 6.40%	**89,982**	89,912
Matures on April 1, 2016 - 5.65%	**261,890**	251,116
Bank notes*	**3,144,764**	2,424,694
Extendible notes** - 5.05% on December 31, 2007, and 5.34% on December 31, 2006	**1,249,818**	1,249,324
Other collateralized borrowings***		
Matures on December 22, 2037 - 5.29%	**42,997**	-
Federal Home Loan Bank borrowings****	**3,700**	4,042
FIN 46 trust preferred debt - 6.35% on December 31, 2007*****	**10,000**	-
First Horizon National Corporation:		
Subordinated capital notes (qualifies for total capital under the Risk-Based Capital guidelines):		
Matures on May 15, 2013 - 4.50%	**103,524**	99,228
Subordinated notes (Note 11):		
Matures on January 6, 2027 - 8.07%	**104,723**	102,478
Matures on April 15, 2034 - 6.30%	**209,010**	204,955
FT Real Estate Securities Company, Inc.		
Cumulative preferred stock (qualifies for total capital under the Risk-Based Capital guidelines):		
Matures on March 31, 2031 - 9.50%	**45,421**	45,353
First Horizon ABS Trust		
Other collateralized borrowings******		
Matures on October 25, 2034 - 4.76% on December 31, 2007, and 5.48% on December 31, 2006	**196,314**	242,378
Matures on October 26, 2026 - 4.73% on December 31, 2007, and 5.45% on December 31, 2006	**277,838**	350,021
Matures on September 25, 2029 - 4.73% on December 31, 2007	**283,302**	-
Total	**$6,828,417**	$5,836,360

* The bank notes were issued with variable interest rates and have remaining terms of 1 to 4 years. These bank notes had weighted average interest rates of 5.05 percent and 5.45 percent on December 31, 2007 and 2006, respectively.
** On December 31, 2007, the extendible notes have remaining terms of 7 to 11 months.
*** Secured by $43.0 million of trust preferred loans.
**** The Federal Home Loan Bank (FHLB) borrowings were issued with fixed interest rates and have remaining terms of 2 to 22 years. These borrowings had weighted average interest rates of 2.98 percent and 3.21 percent on December 31, 2007 and 2006, respectively.
***** See Note 25 Derivatives and Off-Balance Sheet Arrangements for further details.
****** Secured by $766.0 million of retail real estate residential loans.

Annual principal repayment requirements as of December 31, 2007, are as follows:

(Dollars in thousands)	
2008	$1,856,969
2009	1,695,327
2010	175,144
2011	900,144
2012	144
2013 and after	2,169,327

All subordinated notes are unsecured and are subordinate to other present and future senior indebtedness. FTBNA's subordinated notes and FHN's subordinated capital notes qualify as Tier 2 capital under the risk-based capital guidelines. Prior to February 2005, FTBNA had a bank note program under which the bank was able to borrow funds from time to time at maturities of 30 days to 30 years. This bank note program was terminated in

Note 10 ❑ Long-Term Debt (continued)

connection with the establishment of a new program. That termination did not affect any previously issued notes outstanding. In February 2005, FTBNA established a new bank note program providing additional liquidity of $5.0 billion. This bank note program provides FTBNA with a facility under which it may continuously issue and offer short- and medium-term unsecured notes. On December 31, 2007, $1.6 billion was available under current conditions through the bank note program.

Note 11 ❑ Guaranteed Preferred Beneficial Interests in First Horizon's Junior Subordinated Debentures

On December 30, 1996, FHN, through its underwriter, sold $100 million of capital securities. First Tennessee Capital I (Capital I), a Delaware business trust wholly owned by FHN, issued $100 million of Capital Securities, Series A at 8.07 percent. The proceeds were loaned to FHN as junior subordinated debt. FHN has, through various contractual arrangements, fully and unconditionally guaranteed all of Capital I's obligations with respect to the capital securities. The sole asset of Capital I is $103 million of junior subordinated debentures issued by FHN. These junior subordinated debentures also carry an interest rate of 8.07 percent. Both the capital securities of Capital I and the junior subordinated debentures of FHN will mature on January 6, 2027; however, under certain circumstances, the maturity of both may be shortened to a date not earlier than January 6, 2017. The capital securities qualify as Tier 1 capital. The junior subordinated debentures are included in the Consolidated Statements of Condition in "Long-term debt" (see Note 10 – Long-Term Debt).

On March 29, 2004, FHN, through its underwriter, sold $200 million of capital securities. First Tennessee Capital II (Capital II), a Delaware business trust wholly owned by FHN, issued $200 million of Capital Securities, Series B at 6.30 percent. The proceeds were loaned to FHN as junior subordinated debt. FHN has, through various contractual arrangements, fully and unconditionally guaranteed all of Capital II's obligations with respect to the capital securities. The sole asset of Capital II is $206 million of junior subordinated debentures issued by FHN. These junior subordinated debentures also carry an interest rate of 6.30 percent. Both the capital securities of Capital II and the junior subordinated debentures of FHN will mature on April 15, 2034; however, under certain circumstances, the maturity of both may be shortened to a date not earlier than April 15, 2009. The capital securities qualify as Tier 1 capital. The junior subordinated debentures are included in the Consolidated Statements of Condition in "Long-term debt" (see Note 10 – Long-Term Debt).

Note 12 ❑ Preferred Stock of Subsidiary

On September 14, 2000, FT Real Estate Securities Company, Inc. (FTRESC), an indirect subsidiary of FHN, issued 50 shares of 9.50% Cumulative Preferred Stock, Class B (Class B Preferred Shares), with a liquidation preference of $1.0 million per share. An aggregate total of 47 Class B Preferred Shares have been sold privately to nonaffiliates. These securities qualify as Tier 2 capital and are presented in the Consolidated Statements of Condition as "Long-term debt". FTRESC is a real estate investment trust (REIT) established for the purpose of acquiring, holding and managing real estate mortgage assets. Dividends on the Class B Preferred Shares are cumulative and are payable semi-annually.

The Class B Preferred Shares are mandatorily redeemable on March 31, 2031, and redeemable at the discretion of FTRESC in the event that the Class B Preferred Shares cannot be accounted for as Tier 2 regulatory capital or there is more than an insubstantial risk that dividends paid with respect to the Class B Preferred Shares will not be fully deductible for tax purposes. They are not subject to any sinking fund and are not convertible into any other securities of FTRESC, FHN or any of its subsidiaries. The shares are, however, automatically exchanged at the direction of the Office of the Comptroller of the Currency for preferred stock of FTBNA, having substantially the same terms as the Class B Preferred Shares in the event FTBNA becomes undercapitalized, insolvent or in danger of becoming undercapitalized.

The following indirect, wholly-owned subsidiaries of FHN have also issued preferred stock. First Horizon Mortgage Loan Corporation has issued $1.0 million of Class B Preferred Shares. First Horizon Preferred Funding, LLC and First Horizon Preferred Funding II, LLC have each issued $1.0 million of Class B Preferred Units. Additionally, FHTRS, Inc. has issued $310.1 million of Class A Preferred Shares. On December 31, 2007 and 2006, $.5 million of Class B Preferred Shares and Units that are perpetual in nature was recognized as "Preferred stock of

Note 12 ❑ Preferred Stock of Subsidiary (continued)

subsidiary" on the Consolidated Statements of Condition. The remaining balance has been eliminated in consolidation.

On March 23, 2005, FTBNA issued 300,000 shares of Class A Non-Cumulative Perpetual Preferred Stock (Class A Preferred Stock) with a liquidation preference of $1,000 per share. These securities qualify as Tier 1 capital. On December 31, 2007 and 2006, $294.8 million of Class A Preferred Stock was recognized as "Preferred stock of subsidiary" on the Consolidated Statements of Condition.

Note 13 ❑ Regulatory Capital

FHN is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on FHN's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, specific capital guidelines that involve quantitative measures of assets, liabilities and certain derivatives as calculated under regulatory accounting practices must be met. Capital amounts and classification are also subject to qualitative judgment by the regulators about components, risk weightings and other factors. Quantitative measures established by regulation to ensure capital adequacy require FHN to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets (leverage). Management believes, as of December 31, 2007, that FHN met all capital adequacy requirements to which it was subject.

The actual capital amounts and ratios of FHN and FTBNA are presented in the table below. In addition, FTBNA must also calculate its capital ratios after excluding financial subsidiaries as defined by the Gramm-Leach-Bliley Act of 1999. Based on this calculation FTBNA's Total Capital, Tier 1 Capital and Leverage ratios were 11.43 percent, 7.45 percent and 6.21 percent, respectively, on December 31, 2007, and were 12.12 percent, 8.37 percent and 6.77 percent, respectively, on December 31, 2006.

	First Horizon National Corporation		First Tennessee Bank National Association	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio
On December 31, 2007:				
Actual:				
Total Capital	$3,860,056	12.75%	$3,634,308	12.10%
Tier 1 Capital	2,459,528	8.12	2,333,781	7.77
Leverage	2,459,528	6.64	2,333,781	6.35
For Capital Adequacy Purposes:				
Total Capital	2,421,751 ≥	8.00	2,401,999 ≥	8.00
Tier 1 Capital	1,210,876 ≥	4.00	1,201,000 ≥	4.00
Leverage	1,480,820 ≥	4.00	1,468,946 ≥	4.00
To Be Well Capitalized Under Prompt Corrective Action Provisions:				
Total Capital			3,002,499 ≥	10.00
Tier 1 Capital			1,801,499 ≥	6.00
Leverage			1,836,182 ≥	5.00
On December 31, 2006:				
Actual:				
Total Capital	$4,016,429	13.21%	$3,814,595	12.65%
Tier 1 Capital	2,696,287	8.87	2,595,153	8.60
Leverage	2,696,287	6.94	2,595,153	6.73
For Capital Adequacy Purposes:				
Total Capital	2,432,430 ≥	8.00	2,412,784 ≥	8.00
Tier 1 Capital	1,216,215 ≥	4.00	1,206,392 ≥	4.00
Leverage	1,554,938 ≥	4.00	1,543,284 ≥	4.00
To Be Well Capitalized Under Prompt Corrective Action Provisions:				
Total Capital			3,015,980 ≥	10.00
Tier 1 Capital			1,809,588 ≥	6.00
Leverage			1,929,105 ≥	5.00

Note 14 ❑ Other Income and Other Expense

Following is detail concerning "All other income and commissions" and "All other expense" as presented in the Consolidated Statements of Income:

(Dollars in thousands)	**2007**	2006	2005
All other income and commissions:			
Brokerage management fees and commissions	**$ 37,830**	$ 37,182	$ 30,865
Bank-owned life insurance	**25,172**	19,064	16,335
Bankcard income	**24,874**	26,105	27,136
Other service charges	**14,296**	14,561	14,330
Remittance processing	**13,451**	14,737	15,411
Reinsurance fees	**9,052**	6,792	5,850
ATM interchange fees	**8,472**	7,091	5,995
Deferred compensation	**7,727**	14,647	7,721
Letter of credit fees	**6,738**	7,271	7,883
Electronic banking fees	**6,561**	5,975	5,977
Check clearing fees	**4,896**	6,385	7,333
Federal flood certifications	**4,797**	4,996	9,359
Other	**6,520**	5,636	11,516
Total	**$170,386**	$170,442	$165,711
All other expense:			
Legal and professional fees	**$ 56,882**	$ 43,012	$ 43,734
Computer software	**53,942**	34,381	28,542
Advertising and public relations	**42,346**	47,427	46,321
Travel and entertainment	**26,099**	32,306	31,022
Contract employment	**21,543**	27,420	30,344
Low income housing expense	**20,922**	17,027	12,987
Distributions on preferred stock of subsidiary	**18,799**	18,146	10,757
Foreclosed real estate	**16,048**	4,384	3,933
Supplies	**13,909**	15,072	17,290
Loan closing costs	**12,783**	12,095	7,969
Customer relations	**9,801**	8,688	9,868
Other insurance and taxes	**8,841**	8,615	9,349
Employee training and dues	**6,562**	6,917	6,268
Fed service fees	**6,047**	6,543	7,568
Complimentary check expense	**5,058**	5,371	4,621
Loan insurance expense	**4,610**	6,577	7,970
Bank examinations costs	**4,504**	4,367	3,958
Deposit insurance premium	**3,327**	3,198	3,012
Other	**126,037**	92,086	36,870
Total	**$458,060**	$393,632	$322,383

Note 15 ❑ Components of Other Comprehensive (Loss)/Income

Following is detail of "Accumulated other comprehensive (loss)/income" as presented in the Consolidated Statements of Condition:

(Dollars in thousands)	Before-Tax Amount	Tax (Expense)/ Benefit	Accumulated Other Comprehensive (Loss)/Income
December 31, 2004	$ (17,292)	$ 6,682	$ (9,928)
Other comprehensive income:			
Unrealized market adjustments on cash flow hedge	(123)	46	(77)
Minimum pension liability	215	(79)	136
Unrealized market adjustments on securities available for sale	(53,562)	20,834	(32,728)
Adjustment for net losses included in net income	578	(225)	353
December 31, 2005	$ (52,892)	$ 20,576	(42,244)
Other comprehensive income:			
Unrealized market adjustments on cash flow hedge	$ 684	$ (257)	427
Minimum pension liability	(316)	119	(197)
Unrealized market adjustments on securities available for sale	10,021	(3,898)	6,123
Adjustment for net losses included in net income	65,629	(25,528)	40,101
Total other comprehensive income	76,018	(29,564)	46,454
Adjustment to initially apply SFAS No. 158	(122,587)	45,929	(76,658)
December 31, 2006	$ (46,569)	$ 16,365	(72,448)
Effects of changing pension plan measurement date pursuant to SFAS No. 158			
Amortization of prior service cost, transition asset/obligation, and net actuarial gain/loss for October 1 – December 31	$ 2,204	$ (838)	1,366
Additional actuarial gain for October 1 – December 31	11,419	(4,475)	6,944
Beginning balance, as adjusted	13,623	(5,313)	(64,138)
Other comprehensive income:			
Unrealized market adjustments on cash flow hedge	(551)	207	(344)
Unrealized market adjustments on securities available for sale	21,240	(8,263)	12,977
Adjustment for net losses included in net income	1,183	(460)	723
Pension and postretirement plans:			
Prior service cost arising during period	(152)	57	(95)
Net actuarial gain/loss arising during period	(4,164)	1,880	(2,284)
Amortization of prior service cost, transition asset/obligation, and net actuarial gain/loss included in net periodic benefit cost	8,119	(3,059)	5,060
December 31, 2007	**$ 25,675**	**$ (9,638)**	**$(48,101)**

Note 16 ❑ Income Taxes

The components of income tax expense/(benefit) are as follows:

(Dollars in thousands)	**2007**	2006	2005
Current:			
Federal	**$ 73,063**	$ (3,965)	$147,532
State	**1,500**	(11,495)	6,894
Deferred:			
Federal	**(178,879)**	92,291	29,274
State	**(36,415)**	10,447	2,288
Total	**$(140,731)**	$ 87,278	$185,988

The effective tax rates for 2007, 2006 and 2005 were 44.59 percent, 25.82 percent and 31.17 percent, respectively. Income tax expense was different than the amounts computed by applying the statutory federal income tax rate to income before income taxes because of the following:

(Dollars in thousands)	**2007**	2006	2005
Federal income tax rate	**35%**	35%	35%
Tax computed at statutory rate	**$(110,463)**	$118,328	$208,849
Increase/(decrease) resulting from:			
State income taxes	**(22,278)**	(681)	5,971
Tax credits	**(20,332)**	(18,340)	(17,937)
Goodwill	**20,058**	-	-
Other	**(7,716)**	(12,029)	(10,895)
Total	**$(140,731)**	$ 87,278	$185,988

A deferred tax asset or liability is recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax consequence is calculated by applying enacted statutory tax rates, applicable to future years, to these temporary differences. Temporary differences which gave rise to deferred tax (assets)/liabilities on December 31, 2007 and 2006, were as follows:

(Dollars in thousands)	**2007**	2006
Deferred tax assets:		
Loss reserves	**$(143,130)**	$ (81,443)
Employee benefits	**(103,586)**	(111,827)
Accrued expenses	**(33,796)**	(9,033)
Investment in debt and equity securities	**(7,906)**	(27,311)
Other	**(11,282)**	(5,307)
Gross deferred tax assets	**(299,700)**	(234,921)
Deferred tax liabilities:		
Capitalized mortgage servicing rights	**427,298**	502,861
Asset securitizations	**14,439**	14,709
Depreciation and amortization	**32,695**	49,435
Federal Home Loan Bank stock	**16,135**	14,774
Deferred fees and expenses	**18,970**	27,398
Other intangible assets	**5,365**	19,447
Other	**21,862**	16,442
Gross deferred tax liabilities	**536,764**	645,066
Net deferred tax liabilities	**$ 237,064**	$ 410,145

Note 16 ❑ Income Taxes (continued)

The deferred tax assets above are net of an immaterial valuation allowance due to capital losses and miscellaneous state net operating losses. Other than these items, no valuation allowance related to deferred tax assets has been recorded on December 31, 2007 and 2006, as management believes it is more likely than not that the remaining deferred tax assets will be fully realized.

The total balance of unrecognized tax benefits at December 31, 2007, was $31.6 million. The rollforward of unrecognized tax benefits follows:

(Dollars in thousands)	
Balance at January 1, 2007	$ 41,025
Increases related to prior year tax positions	6,988
Decreases related to prior year tax positions	(15,646)
Increases related to current year tax positions	3,573
Settlements	(3,516)
Lapse of statute	(864)
Balance at December 31, 2007	**$ 31,560**

Note 17 ❑ Earnings per Share

The following table shows a reconciliation of earnings per common share to diluted earnings per common share:

(In thousands, except per share data)	**2007**	2006	2005
Net (loss)/income from continuing operations	**$(174,876)**	$250,802	$410,723
Income from discontinued operations, net of tax	**4,765**	210,767	17,072
Cumulative effect of changes in accounting principle, net of tax	-	1,345	(3,098)
Net (loss)/income	**$(170,111)**	$462,914	$424,697
Weighted average common shares	**125,843**	124,453	125,475
Effect of dilutive securities	-	3,464	3,889
Diluted average common shares	**125,843**	127,917	129,364
(Loss)/earnings per common share:			
Net (loss)/income from continuing operations	**$ (1.39)**	$ 2.02	$ 3.27
Income from discontinued operations, net of tax	**.04**	1.69	.14
Cumulative effect of changes in accounting principle, net of tax	-	.01	(.03)
Net (loss)/income	**$ (1.35)**	$ 3.72	$ 3.38
Diluted (loss)/earnings per common share:			
Net (loss)/income from continuing operations	**$ (1.39)**	$ 1.96	$ 3.17
Income from discontinued operations, net of tax	**.04**	1.65	.14
Cumulative effect of changes in accounting principle, net of tax	-	.01	(.03)
Net (loss)/income	**$ (1.35)**	$ 3.62	$ 3.28

Due to the loss attributable to common shareholders for the year ended December 31, 2007, no potentially dilutive shares were included in the loss per share calculations as including such shares would have been antidilutive. Outstanding stock options of 6,264 and 4,105 with weighted average exercise prices of $42.51 and $43.52 per share for the years ended December 31, 2006 and 2005, respectively, were not included in the computation of diluted earnings per common share because such shares would have had an antidilutive effect on earnings per common share.

In first quarter 2006, FHN purchased 4,000 shares of its common stock. This share repurchase program was concluded for an adjusted purchase price of $165.1 million in second quarter 2006.

Note 18 ❑ Restrictions, Contingencies and Other Disclosures

Restrictions on cash and due from banks. The commercial banking subsidiaries of FHN are required to maintain average reserve and clearing balances with the Federal Reserve Bank under the Federal Reserve Act and Regulation D. The balances required on December 31, 2007 and 2006, were $258.5 million and $211.8 million, respectively. These reserves are included in "Cash and due from banks" on the Consolidated Statements of Condition.

Restrictions on dividends. Dividends are paid by FHN from its assets, which are mainly provided by dividends from its subsidiaries. Certain regulatory restrictions exist regarding the ability of FTBNA to transfer funds to FHN in the form of cash, dividends, loans or advances. As of December 31, 2007, FTBNA had undivided profits of $1,769.8 million, none of which was available for distribution to FHN as dividends without prior regulatory approval. At any given time, the pertinent portions of those regulatory restrictions allow FTBNA to declare preferred or common dividends without prior regulatory approval in an amount equal to FTBNA's retained net income for the two most recent completed years plus the current year to date. For any period, FTBNA's 'retained net income' generally is equal to FTBNA's regulatory net income reduced by the preferred and common dividends declared by FTBNA. One effect of this regulatory calculation method is that the amount available for preferred or common dividends by FTBNA without prior regulatory approval can change substantially at the beginning of each new fiscal year compared with the last day of the year just completed. However, due to the net retained loss experienced in 2007, during 2008, FTBNA's excess dividends in the year 2007 may be applied against retained net income for the year 2005. Also, during 2009, FTBNA's excess dividends in the year 2007 may be applied against the net retained net income for the years 2005 and 2006. Applying the applicable rules, FTBNA's total amount available for dividends was ($74.0) million at December 31, 2007 and at January 1, 2008. Earnings (or losses) and dividends declared during 2008 will change the amount available during 2008 until December 31. As long as the dividends declared in 2008 do not exceed FTBNA's net income in that year, the amount available for dividends at January 1, 2009 will be the same as that available at December 31, 2008.

FTBNA has obtained approval from the OCC to declare and pay dividends on its preferred stock outstanding payable in April 2008. FTBNA has not requested approval to pay common dividends to its sole common stockholder, FHN. At the current quarterly dividend rate of 20 cents per share, FHN estimates that it will have sufficient cash available to pay the common shareholder dividend as well as its other current obligations throughout 2008 even if FTBNA were unable to pay a common dividend to FHN during the year.

Restrictions on intercompany transactions. Under Federal banking law, banking subsidiaries may not extend credit to the parent company in excess of 10 percent of the bank's capital stock and surplus, as defined, or $355.4 million on December 31, 2007. The parent company had covered transactions of $12.4 million from FTBNA on December 31, 2007. In addition, the aggregate amount of covered transactions with all affiliates, as defined, is limited to 20 percent of the bank's capital stock and surplus, or $710.8 million on December 31, 2007. FTBNA's total covered transactions with all affiliates on December 31, 2007 were $479.7 million. Certain loan agreements also define other restricted transactions related to additional borrowings.

Contingencies. Contingent liabilities arise in the ordinary course of business, including those related to litigation. Various claims and lawsuits are pending against FHN and its subsidiaries. Although FHN cannot predict the outcome of these lawsuits, after consulting with counsel, management is of the opinion that when resolved, these lawsuits will not have a material adverse effect on the consolidated financial statements of FHN.

In February 2008, a complaint was filed by Fifth Third Financial Corporation against FHN and its subsidiary FTBNA in the Chancery Court for Davidson County, Tennessee. The complaint alleges breach of a contract for the sale of 9 bank branches in the Atlanta, Georgia metropolitan area. The plaintiff seeks, among other things, specific performance, damages and attorneys' fees. FHN and FTBNA believe they have legal defenses to these claims and are pursuing those defenses vigorously.

In November 2000, a complaint was filed in state court in Jackson County, Missouri against FHN's subsidiary, First Horizon Home Loans. The case generally concerned the charging of certain loan origination fees, including fees permitted by Kansas and federal law but allegedly restricted or not permitted by Missouri law, when First Horizon Home Loans or its predecessor, McGuire Mortgage Company, made certain second-lien mortgage loans. Among other relief, plaintiffs sought a refund of fees, a repayment and forgiveness of loan interest, prejudgment interest, punitive damages, loan rescission, and attorneys' fees. As a result of mediation, FHN entered into a final settlement agreement related to the McGuire lawsuit. The settlement has received final approval by the court, the court has entered its order making the settlement final, there have been no appeals, and the time for any appeals has expired. In connection with this settlement, FHN agreed to pay, under agreed circumstances using an agreed methodology, an aggregate of up to approximately $36 million. The period during which claims under the settlement can be made ended in 2007. Claims have been evaluated and objections made pursuant to the agreed upon challenge process. The challenge process has not yet concluded. Unchallenged claims have been paid, and as claims are paid, the reserve is reduced. At December 31, 2007, claims paid have totaled approximately $26 million and the total reserve remaining for this matter, based on the claims received and FHN's evaluation of them to date, is approximately $4 million.

The loss reserve for this matter reflects an estimate of the amount that ultimately would be paid under the settlement. The amount reserved reflects the amount and value of claims actually received by the claims deadline plus fees and expenses that the settlement requires FHN to pay, all of which together are less than the maximum amount possible under the settlement. The ultimate amount paid under the settlement is not expected to be higher than the amount reserved at present, and may be lower in the event some of the claims are reduced or rejected for reasons set forth in the settlement, and in any event cannot exceed the settlement amount.

Other disclosures – Company Owned Life Insurance. FHN has purchased life insurance on certain of its employees and is the beneficiary on these policies. On December 31, 2007, the cash surrender value of these policies, which is included in "Other assets" on the Consolidated Statements of Condition, was $731.1 million. There are restrictions on $73.1 million of the proceeds from these benefits which relate to certain compensation plans. FHN has not borrowed against the cash surrender value of these policies.

Other disclosures – Indemnification agreements and guarantees. In the ordinary course of business, FHN enters into indemnification agreements for legal proceedings against its directors and officers and standard representations and warranties for underwriting agreements, merger and acquisition agreements, loan sales, contractual commitments, and various other business transactions or arrangements. The extent of FHN's obligations under these agreements depends upon the occurrence of future events; therefore, it is not possible to estimate a maximum potential amount of payouts that could be required with such agreements.

In 2007, FHN recognized $55.7 million associated with the recognition of a contingent guarantee related to VISA's litigation matters. Any expense recognized is expected to reverse upon VISA's anticipated completion of its IPO.

First Horizon Home Loans, a division of First Tennessee Bank National Association, services a mortgage loan portfolio of approximately $111.3 billion on December 31, 2007; a significant portion of which is held by GNMA, FNMA, FHLMC or private security holders. In connection with its servicing activities, First Horizon Home Loans guarantees the receipt of the scheduled principal and interest payments on the underlying loans. In the event of customer non-performance on the loan, First Horizon Home Loans is obligated to make the payment to the security holder. Under the terms of the servicing agreements, First Horizon Home Loans can utilize payments received from other prepaid loans in order to make the security holder whole. In the event payments are ultimately made by First Horizon Home Loans to satisfy this obligation, for loans sold with no recourse, all funds are recoverable from the government agency at foreclosure sale. See Note 24 – Securitizations for additional information on loans sold with recourse.

First Horizon Home Loans is also subject to losses in its loan servicing portfolio due to loan foreclosures and other recourse obligations. Certain agencies have the authority to limit their repayment guarantees on foreclosed loans resulting in certain foreclosure costs being borne by servicers. In addition, First Horizon Home Loans has exposure on all loans sold with recourse. First Horizon Home Loans has various claims for reimbursement, repurchase obligations, and/or indemnification requests outstanding with government agencies or private investors. First Horizon Home Loans has evaluated all of its exposure under recourse obligations based on factors, which include loan delinquency status, foreclosure expectancy rates and claims outstanding. Accordingly, First Horizon Home Loans had an allowance for losses on the mortgage servicing portfolio of approximately $16.2 million and $14.0 million on December 31, 2007 and 2006, respectively. First Horizon Home Loans has sold certain mortgage loans with an agreement to repurchase the loans upon default. For the single-family residential loans, in the event of borrower nonperformance, First Horizon Home Loans would assume losses to the extent they exceed the value of the collateral and private mortgage insurance, FHA insurance or VA guarantees. On December 31, 2007 and 2006, First Horizon Home Loans had single-family residential loans with outstanding balances of $102.8 million and $116.4 million, respectively, that were serviced on a full recourse basis. On December 31, 2007 and 2006, the outstanding principal balance of loans sold with limited recourse arrangements where some portion of the principal is at risk and serviced by First Horizon Home Loans was $3.3 billion and $3.0 billion, respectively. Additionally, on December 31, 2007 and 2006, $5.3 billion and $5.0 billion, respectively, of mortgage loans were outstanding which were sold under limited recourse arrangements where the risk is limited to interest and servicing advances.

FHN has securitized and sold HELOC and second-lien mortgages which are held by private security holders, and on December 31, 2007, the outstanding principal balance of these loans was $264.1 million and $72.2 million, respectively. On December 31, 2006, the outstanding principal balance of securitized and sold HELOC and second-lien mortgages was $368.8 million and $96.9 million, respectively. In connection with its servicing activities, FTBNA does not guarantee the receipt of the scheduled principal and interest payments on the underlying loans but does have residual interests of $18.6 million and $43.9 million on December 31, 2007 and 2006, respectively, which are available to make the security holder whole in the event of credit losses. FHN has projected expected credit losses in the valuation of the residual interest.

Note 19 ❑ Shareholder Protection Rights Agreement

On October 20, 1998, FHN adopted a Shareholder Protection Rights Agreement (the "Agreement") and declared a dividend of one right on each outstanding share of common stock held on November 2, 1998, or issued thereafter and prior to the time the rights separate and thereafter pursuant to options and convertible securities outstanding at the time the rights separate.

The Agreement provides that until the earlier of the tenth business day (subject to certain adjustments by the board of directors) after a person or group commences a tender or exchange offer that will, subject to certain exceptions, result in such person or group owning 10 percent or more of FHN's common stock, or the tenth business day (subject to certain adjustments by the board) after the public announcement by FHN that a person or group owns 10 percent or more of FHN's common stock, the rights will be evidenced by the common stock certificates, will automatically trade with the common stock, and will not be exercisable. Thereafter, separate rights certificates will be distributed, and each right will entitle its holder to purchase one one-hundredth of a share of participating preferred stock having economic and voting terms similar to those of one share of common stock for an exercise price of $150.

If any person or group acquires 10 percent or more of FHN's common stock, then each right (other than rights beneficially owned by holders of 10 percent or more of the common stock or affiliates, associates or transferees thereof, which rights become void) will entitle its holder to purchase, for the exercise price, a number of shares of FHN common stock or participating preferred stock having a market value of twice the exercise price. Also, if there is a 10 percent shareholder and FHN is involved in certain significant transactions, each right will entitle its holder to purchase, for the exercise price, a number of shares of common stock of the other party having a market value of twice the exercise price. If any person or group acquires 10 percent or more (but not more than 50 percent) of FHN's common stock, FHN's board of directors may, at its option, exchange one share of FHN common stock or one one-hundredth of a share of participating preferred stock for each right (other than rights which have become void). The board of directors may amend the Agreement in any respect prior to the tenth business day after announcement by FHN that a person or group has acquired 10 percent or more of FHN's common stock. The rights will expire on the earliest of the following times: the time of the exchange described in the second preceding sentence; December 31, 2009; or the date the rights are redeemed as described in the following sentence. The rights may be redeemed by the board of directors for $0.001 per right until 10 business days after FHN announces that any person or group owns 10 percent or more of FHN's common stock.

Note 20 ❑ Savings, Pension and Other Employee Benefits

Savings plan. Substantially all employees of FHN are covered by a contributory savings plan in conjunction with a flexible benefits plan. During the year, FHN makes contributions to each employee's flexible benefits plan account. These contributions are based on length of service and a percentage of the employee's salary. The employees have the option to direct a portion or all of the contribution into their savings plan accounts. Employees may also make pre-tax and after-tax personal contributions to the savings plan. Prior to 2008, FHN matched certain employee pre-tax contributions invested in FHN's common stock fund (or for employees of First Horizon Home Loans, contributions made to any savings plan fund) at a rate of $.50 for each $1.00 invested up to 6 percent of the employee's qualifying salary. Effective January 1, 2008 FHN will not limit the match to contributions invested in FHN's common stock. All investment options will be eligible for matching in company stock at the same rate prior to 2008 with the match limited to 6 percent of the employee's qualifying salary. Contributions made by FHN to the flexible benefits plan were $30.4 million for 2007, $31.3 million for 2006 and $30.2 million for 2005. A feature of the savings plan allows employees to choose to invest their savings in one or more of ten various component funds, including a nonleveraged employee stock ownership plan (ESOP). Compensation cost related to the ESOP is measured as the amount allocated from matching contributions and discretionary contributions contributed to the ESOP and is included in the contributions amount above. Dividends on shares held by the ESOP are charged to retained earnings and shares held by the ESOP are treated as outstanding in computing earnings per share. The number of allocated shares held by the ESOP totaled 7,899,370 on December 31, 2007.

Pension plan. FHN provides pension benefits to employees retiring under the provisions of a noncontributory, defined benefit pension plan. Certain employees of FHN's mortgage division and insurance subsidiaries are not covered by the pension plan. Pension benefits are based on years of service, average compensation near retirement and estimated social security benefits at age 65. The annual funding is based on an actuarially determined amount using the entry age cost method. The Pension Plan was closed to new participants as of September 1, 2007.

FHN also maintains a nonqualified supplemental executive retirement plan that covers certain employees whose benefits under the pension plan have been limited. Tax Code Section 415 limits the maximum benefit to $180,000. Tax Code Section 401(a)(17) limits compensation to $225,000 for purposes of benefit calculations. Compensation is defined in the same manner as it is under the pension plan. Participants receive the difference between the monthly pension payable, if tax code limits did not apply, and the actual pension payable. All benefits provided under this plan are unfunded and payments to plan participants are made by FHN.

Other employee benefits. FHN provides postretirement medical insurance to full-time employees retiring under the provisions of the FHN Pension Plan. The postretirement medical plan is contributory with retiree contributions adjusted annually. The plan is based on criteria that are a combination of the employee's age and years of service and utilizes a two-step approach. For any employee retiring on or after January 1, 1995, FHN contributes a fixed amount based on years of service and age at time of retirement. FHN's postretirement benefits include prescription drug benefits. The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) introduces a prescription drug benefit under Medicare Part D as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D FHN anticipates the plan to be actuarily equivalent through 2012.

Actuarial assumptions. To develop the expected long-term rate of return on assets assumption, FHN considered the current level of expected returns on risk free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. Since FHN's investment policy is to actively manage certain asset classes where the potential exists to outperform the broader market, the expected returns for those asset classes were adjusted to reflect the expected additional returns. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio. This resulted in the selection of an 8.87 percent assumption for 2008 for the defined benefit pension plan and the other employee benefit plan except for postretirement medical plan assets dedicated to employees who retired prior to January 1, 1993 for which the assumed rate of return for 2008 is 5.77 percent.

The discount rates for the three years ended 2007 for pension and postretirement benefits were determined by using a hypothetical AA yield curve represented by a series of annualized individual discount rates from one-half to thirty years. The discount rate is selected based on data specific to FHN's plans and employee population.

The actuarial assumptions used in the defined benefit pension plan and the other employee benefit plan were as follows:

	Pension Benefits			Postretirement Benefits		
	2007	2006	2005	**2007**	2006	2005
Weighted average assumptions used to determine benefit obligations as of the measurement date*						
Discount rate**	**7.00%**	6.06%	5.87%	**6.60%**	5.85%	5.64%
Rate of compensation increase	**4.10**	4.10	4.42	**N/A**	N/A	N/A
Weighted average assumptions used to determine net periodic benefit cost for the fiscal year						
Discount rate	**5.97%**	5.87%	6.47%	**5.83%**	5.64%	6.00%
Expected return on plan assets	**8.35**	8.65	8.70	**8.35**	8.65	8.70
Expected return on plan assets dedicated to employees who retired prior to January 1, 1993	**N/A**	N/A	N/A	**5.43**	5.62	5.70
Rate of compensation increase	**4.10**	4.42	5.42	**N/A**	N/A	N/A

* The measurement date is December 31 for 2007. The measurement date for 2006 and 2005 is September 30.
** The discount rate to determine benefit obligations under the non-qualified supplemental executive retirement plan was 6.70% for 2007; 5.88% for 2006; and 5.87% for 2005. The discount rate for the new non-qualified pension plan is 6.55% for 2007.

The assumed health care cost trend rates used in the defined benefit pension plan and the other employee benefit plan were as follows:

	2007		2006	
Assumed Health Care Cost Trend Rates on December 31	**Participants under age 65**	**Participants 65 years and older**	Participants under age 65	Participants 65 years and older
Health care cost trend rate assumed for next year	**9.0%**	**11.0%**	9.5%	11.5%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**6.0**	**6.0**	6.0	6.0
Year that the rate reaches the ultimate trend rate	**2013**	**2017**	2013	2017

The health care cost trend rate assumption has a significant effect on the amounts reported. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(Dollars in thousands)	1% Increase	1% Decrease
Adjusted total service and interest cost components	$ 1,471	$ 1,340
Adjusted postretirement benefit obligation at end of plan year	25,820	23,167

The components of net periodic benefit cost for the plan years 2007, 2006 and 2005 were as follows:

Note 20 ❑ Savings, Pension and Other Employee Benefits (continued)

	Pension Benefits			Postretirement Benefits		
(Dollars in thousands)	**2007**	2006	2005	**2007**	2006	2005
Components of net periodic benefit cost						
Service cost	**$ 19,206**	$ 18,081	$ 15,781	**$ 298**	$ 332	$ 761
Interest cost	**26,250**	21,942	21,271	**1,112**	1,116	1,537
Expected return on plan assets	**(42,549)**	(35,778)	(33,835)	**(1,762)**	(1,683)	(1,670)
Amortization of prior service cost/(credit)	**880**	844	827	**(176)**	(176)	(176)
Recognized losses/(gains)	**7,138**	7,074	4,055	**(711)**	(562)	(171)
Amortization of transition obligation	**-**	-	-	**988**	989	989
Net periodic cost	**$ 10,925**	$ 12,163	$ 8,099	**$ (251)**	$ 16	$ 1,270
FAS 88 Settlement Expense (Income)	**456**	-	-	**-**	-	-
Total FAS 87 and FAS 88 Expense (Income)	**$ 11,381**	$ 12,163	$ 8,099	**$ (251)**	$ 16	$ 1,270

In 2007, a lump sum payment from a non-qualified plan triggered settlement accounting. In accordance with its practice, FHN performed a remeasurement of the plan in conjunction with the settlement and recognized $.5 million of settlement expense.

Effective December 31, 2006, FHN adopted SFAS No. 158, which required the recognition of the overfunded or underfunded status of a defined benefit plan and postretirement plan as an asset or liability in the statements of condition. SFAS No. 158 did not change measurement or recognition requirements for periodic pension and postretirement costs. The following table summarizes the effect of adoption of SFAS No. 158 on the Consolidated Statement of Condition as of December 31, 2006:

(Dollars in thousands)	Before SFAS No. 158 without MPL adjustments*	MPL adjustments*	SFAS No. 158 adoption adjustments	After SFAS No. 158 adjustments
Other intangible assets, net	$ 66,991	$(1,657)	$ (804)	$ 64,530
Other assets	1,838,522	380	(123,177)	1,715,725
Total assets	38,043,517	(1,277)	(123,981)	37,918,259
Other liabilities	1,342,686	(1,080)	(47,323)	1,294,283
Total liabilities	35,209,002	(1,080)	(47,323)	35,160,599
Accumulated other comprehensive gain/(loss), net	4,407	(197)	(76,658)	(72,448)
Total shareholders' equity	2,539,245	(197)	(76,658)	2,462,390
Total liabilities and shareholders' equity	38,043,517	(1,277)	(123,981)	37,918,259

* MPL – Minimum pension liability

Effective January 1, 2007, FHN elected adoption of the final provisions of SFAS No. 158, which required that the annual measurement date of a plan's assets and liabilities be as of the date of the financial statements. The following table summarized the effects of adopting the mearsurement date provisions of SFAS No. 158 on the Consolidated Statement of Condition as of January 1, 2007:

(Dollars in thousands)	Before Adoption of SFAS No. 158's Measurement adjustments	SFAS No. 158 Measurement Date Adoption Adjustments	After SFAS No 158 Measurement Date Adoption Adjustments
Other assets	$ 1,715,725	$11,388	$ 1,727,113
Total assets	37,918,259	11,388	37,929,647
Other liabilities	1,294,283	5,155	1,299,438
Total liabilities	35,160,599	5,155	35,165,754
Undivided profits	2,144,276	(2,077)	2,142,199
Accumulated other comprehensive gain/(loss), net	(72,448)	8,310	(64,138)
Total shareholders' equity	2,462,390	6,233	2,468,623
Total liabilities and shareholders' equity	37,918,259	11,388	37,929,647

Note 20 ❑ Savings, Pension and Other Employee Benefits (continued)

The following table sets forth the plans' benefit obligations and plan assets for 2007 and 2006.

	Pension Benefits		Postretirement Benefits	
(Dollars in thousands)	**2007**	2006	**2007**	2006
Change in benefit obligation				
Benefit obligation at beginning of plan year	**$406,999**	$379,770	**$19,540**	$20,553
Adjustment for measurement date change	**10,359**	-	**351**	-
Benefit obligation, new plan	**28,236**	-	**-**	-
Service cost	**19,206**	18,081	**298**	332
Interest cost	**26,250**	21,942	**1,112**	1,116
Amendments	**207**	800	**-**	-
Actuarial (gain)/loss	**(39,291)**	(2,465)	**3,590**	(1,669)
Benefits paid	**(21,139)**	(11,129)	**(847)**	(1,077)
Liability (gain)/loss due to curtailment	**(1,120)**	-	**-**	-
Expected Medicare Part D reimbursement	**-**	-	**376**	285
Benefit obligations at end of plan year	**$429,707**	$406,999	**$24,420**	$19,540
Change in plan assets				
Fair value of plan assets at beginning of plan year	**$421,428**	$401,939	**$21,660**	$21,660
Actual return on plan assets	**23,864**	30,081	**995**	1,077
Employer contribution	**79,388**	537	**-**	-
Benefits paid	**(21,139)**	(11,129)	**(847)**	(1,077)
Fair value of plan assets at end of plan year	**$503,541**	$421,428	**$21,808**	$21,660
Funded Status of the Plan	**$ 73,834**	$ 14,429	**$ (2,612)**	$ 2,120
Contributions/(benefits) between measurement date and fiscal year end	**-**	37,124	**-**	(95)
Net asset/(liability) at end of year	**$ 73,834**	$ 51,553	**$ (2,612)**	$ 2,025
Additional Amounts Recognized in the Statement of Financial Position				
Other assets	**$121,495**	$ 72,241	**$ -**	$ 2,025
Other liabilities	**(47,661)**	(20,688)	**(2,612)**	-
Net asset/(liability) at end of year	**$ 73,834**	$ 51,553	**$ (2,612)**	$ 2,025

In 2007, FHN determined that a previously existing unfunded deferred compensation plan met the requirements for recognition as a pension plan under Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions". Accordingly, FHN began accounting for the plan as a pension plan prospectively from January 1, 2007. The initial recognition of the pension liability for this plan is presented as a new pension plan in the reconciliation of pension benefit obligations for 2007.

The accumulated benefit obligation for the pension plan was $392.1 million as of December 31, 2007 and $360.5 million on September 30, 2006. FHN made a contribution of $37 million to the qualified pension plan in fourth quarter 2006 and made an additional contribution of $37 million in first quarter 2007. Both of these contributions were attributable to the 2006 plan year. FHN made no additional contributions to the qualified pension plan or to the other employee benefit plan in 2007 and anticipates none for 2008. FHN made contributions equal to the funding for the nonfunded pension plans. This amount was $.5 million in 2006 and $5.4 million in 2007. FHN anticipates this amount will be approximately $4 million in 2008.

Upon adoption of SFAS No. 158, unrecognized transition assets and obligations, unrecognized actuarial gains and losses, and unrecognized prior service costs and credits were recognized as a component of accumulated other comprehensive income. The following table provides detail on a pre-tax basis for prior service cost, net actuarial loss/(gain) and net transitional obligation recognized in accumulated other comprehensive income in 2007 and 2006, related to the defined benefit pension plan and the other employee benefit plan:

(Dollars in thousands)	Pension Benefits		Postretirement Benefits	
	2007	2006	**2007**	2006
Amounts Recognized in Accumulated Other Comprehensive Income				
Prior service cost/(benefit)	**$ 5,856**	$ 6,747	**$(1,024)**	$ (1,244)
Net actuarial loss/(gain)	**105,652**	126,839	**(5,430)**	(11,098)
Net transitional obligation	**-**	-	**4,692**	5,928
Total	**$111,508**	$133,586	**$(1,762)**	$ (6,414)

The estimated prior service cost and net actuarial loss/(gain) that will be amortized from accumulated other comprehensive income into net periodic benefit cost during 2008 are $.9 million and $2.0 million for the pension plans and $(.2) million and $(.2) million for the other employee benefit plan, respectively. The estimated transitional obligation for the other employee benefit plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost during 2008 is $1.0 million.

FHN expects no defined benefit pension plan's and other employee benefit plan's assets to be returned to FHN in 2008.

The following table provides detail on expected benefit payments, which reflect expected future service, as appropriate, and projected Medicare reimbursements:

(Dollars in thousands)	Pension Benefits	Postretirement Benefits	Medicare Reimbursements
2008	$ 17,503	$ 2,145	$484
2009	19,129	2,260	549
2010	20,553	2,357	608
2011	21,846	2,438	677
2012	24,085	2,501	762
2013 – 2017	157,378	12,631	-

Recognition of the funded status of plans in the Consolidated Statement of Condition under SFAS No. 158 eliminated the need to report an additional minimum liability as of year-end 2007 and 2006. Included within other comprehensive income for 2006 was a $316,000 increase in the minimum pension liability.

The following table sets forth FHN's pension plan asset allocation on measurement dates for 2007 and 2006:

	Targeted Allocation		Percentage of Plan Assets on Measurement Date*			
			2007		2006	
Equity securities	70%		**67.3%**		71.1%	
Large capital equity		35%		**31.2%**		33.8%
Small capital equity		20		**18.3**		20.4
International equity		15		**17.8**		16.9
Other	30		**32.7**		28.9	
Fixed income				**30.4**		28.5
Money market				**2.3**		.4
Total				**100.0%**		100.0%

* The measurement date is December 31 for 2007 and September 30 for 2006.

Note 20 ❑ Savings, Pension and Other Employee Benefits (continued)

The primary investment objective is to ensure, over the long-term life of the pension plan, an adequate pool of sufficiently liquid assets to support the benefit obligations to participants, retirees and beneficiaries. In meeting this objective, the pension plan seeks to achieve a high level of investment return consistent with a prudent level of portfolio risk. Investment objectives are long-term in nature covering typical market cycles of three to five years. Any shortfall of investment performance compared to investment objectives should be explainable in terms of general economic and capital market conditions. In addition, the investment objective will be implemented through traditional long-term stock and bond strategies. It is not contemplated at this time that any derivative instruments will be used to achieve investment objectives.

During 2006, FHN reviewed its pension portfolio investment strategy and decided to maintain its equity exposure at 70 percent of total plan assets in 2007. The expected return on plan assets assumption for 2008 will be 8.87 percent.

Risk Management Practices: The asset allocation policy and the associated risk budget has been developed based on an evaluation of the organization's ability and willingness to assume investment risk based on the Retirement Investment Committee's financial and benefits-related goals and objectives.

Frequency of Rebalancing: The Retirement Investment Committee will rebalance the portfolio assets as necessary to maintain liquidity for benefit payments and/or stay within the established target asset allocation ranges. At a minimum rebalancing will take place on an annual basis. The following table sets forth FHN's other benefit plan asset allocation on plan measurement dates in 2007 and 2006:

	Percentage of Plan Assets on Measurement Date*			
	2007		2006	
Equity securities	**68.4%**		69.1%	
Large capital equity		**54.0%**		53.4%
Small capital equity		**14.4**		15.7
Other	**31.6**		30.9	
Fixed income		**27.2**		26.8
Cash equivalents and money market		**4.4**		4.1
Total		**100.0%**		100.0%

* The measurement date is December 31 for 2007 and September 30 for 2006.

The primary investment objective is to ensure, over the long-term life of the retiree medical obligation, an adequate pool of sufficiently liquid assets to partially support the obligations to retirees and beneficiaries. The allocation utilizing a tactical blend of individual securities and registered funds across the broad asset classes is designed to capture a reasonable balance of risk and return based on historical averages and parameters of Trust policy. In meeting this objective, the retiree medical plan seeks to achieve a high level of investment return consistent with a prudent level of portfolio risk. Investment objectives are long-term in nature (longer than 10 years). It is not contemplated at this time that any derivative instruments will be used to achieve investment objectives.

Tactical allocation within the broad strategic objective of 70/30 equity to fixed blend is contemplated periodically with an attention to the likelihood of improving the return potential coupled with a reduction of the risk level.

The number of shares of FHN common stock held by the plan was 660,300 for 2007 and 2006.

Note 21 ❑ Stock Option, Restricted Stock Incentive, and Dividend Reinvestment Plans

Stock option plans. FHN issues non-qualified stock options to employees under various plans, which provide for the issuance of FHN common stock at a price equal to its fair market value at the date of grant. All options vest within 3 to 4 years and expire 7 years or 10 years from the date of grant. A deferral program, which was discontinued in 2005, allowed for the foregone compensation plus the exercise price to equal the fair market value of the stock on the date of grant if the grantee agreed to receive the options in lieu of compensation. Any options issued below market on the date of grant during 2005 were related to 2004 salary deferrals for employees and 2004 board compensation for directors. Options that were part of compensation deferral prior to January 2, 2004, expire 20 years from the date of grant. Stock options granted after January 2, 2004, that are part of the compensation deferral expire 10 years from the date of grant. There were 3,577,713 shares available for option or share grants on December 31, 2007.

The summary of stock option activity during the year ended December 31, 2007, is shown below:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value *(thousands)*
January 1, 2007	18,116,986	$34.02		
Options granted	1,914,300	39.56		
Options exercised*	(1,290,348)	27.11		
Options forfeited	(869,730)	40.99		
Options expired	(513,930)	38.49		
December 31, 2007	**17,357,278**	**34.66**	**5.76**	**$3,831**
Options exercisable	12,183,446	$32.02	6.00	$3,831
Options expected to vest	5,173,832	40.90	5.18	-

* Stock options exercised for year ended December 31, 2007, included 2,808 options converted to stock equivalents as part of the deferred compensation program.

The total intrinsic value of options exercised during 2007, 2006 and 2005, was $18.6 million, $37.4 million and $28.0 million, respectively. On December 31, 2007, there was $11.1 million of unrecognized compensation cost related to nonvested stock options. That cost is expected to be recognized over a weighted-average period of 1.11 years. The following data summarizes information about stock options granted during 2007, 2006 and 2005:

	Number Granted	Weighted Average Fair Value per Option at Grant Date
2007:		
Options granted	**1,914,300**	**$5.02**
2006:		
Options granted	1,639,524	$5.92
2005:		
Options granted	2,401,011	$6.90

FHN used the Black-Scholes Option Pricing Model to estimate the fair value of stock options granted in 2007, 2006 and 2005, with the following assumptions:

	2007	2006	2005
Expected dividend yield	**4.99%**	4.42%	4.26%
Expected weighted-average lives of options granted	**5.44 years**	5.27 years	5.11 years
Expected weighted-average volatility	**17.45%**	19.03%	22.84%
Expected volatility range	**16.50% - 23.30%**	18.11% - 24.40%	20.00% - 26.30%
Risk-free interest rates range	**4.54% - 4.85%**	4.78% - 5.00%	3.47% - 4.36%

Expected lives of options granted are determined based on the vesting period, historical exercise patterns and contractual term of the options. Expected volatility is estimated using average of daily high and low stock prices, excluding swings in volatility caused by unique, infrequent circumstances. Expected volatility assumptions are determined over the period of the expected lives of the options.

Restricted stock incentive plans. FHN has authorized the issuance of its common stock for awards to executive and other management employees who have a significant impact on the profitability of FHN. Under a performance accelerated restricted stock program, restricted shares can vest as early as 3 years instead of 10 years following the grant date if predetermined performance criteria are met. Under the long-term incentive and corporate performance programs, performance stock units vest only if predetermined performance measures are met. Units are forfeited if the performance criteria are not met. In 2006, restricted stock and stock options were awarded to the Chief Executive Officer and Chief Operating Officer, which will vest over 3 and 4 years, but only if predetermined performance measures are met. FHN also grants restricted stock awards to all management employees, which typically vest over 3 and 4 years. Additionally, one of the plans allows stock awards to be granted to non-employee directors upon approval by the board of directors. It has been the recent practice of the board to grant 8,000 shares of restricted stock to each new non-employee director upon election to the board, with restrictions lapsing at a rate of ten percent per year. Beginning in 2007, the old restricted stock program has been discontinued. Each new non-employee director instead will receive an annual award of restricted stock units ("RSUs") valued at $45,000. Each RSU award will be scheduled to vest the following year and will be paid in common shares plus accrued cash dividends at vesting. Existing non-employee directors also will participate in the new RSU program, but participation will be phased in as the old restricted stock awards vest. As a result of the varied pattern of past awards and the phase-in process, in 2007 all but one of the existing non-employee directors who fulfilled the vesting requirements had 800 old restricted shares vest. That director had approximately 1,000 shares vest in 2007 and another director who joined the Board in 2007 had none. After 2007, each such director will have one of the following occur each year: 800 old restricted shares will vest; or, a full grant of new RSUs will vest; or, a combination of old restricted shares (less than 800) and new RSUs (less than 100%) will vest. The summary of restricted and performance stock activity during the year ended December 31, 2007, is presented below:

	Shares/ Units	Weighted average grant date fair value
Nonvested on January 1, 2007	1,679,711	$40.83
Shares/units granted	477,768	39.47
Shares/units vested	(69,027)	41.18
Shares/units canceled	(562,197)	41.33
Nonvested on December 31, 2007	**1,526,255**	**$40.21**

On December 31, 2007, there was $17.7 million of unrecognized compensation cost related to nonvested restricted stock plans. That cost is expected to be recognized over a weighted-average period of 3.80 years. The total grant date fair value of shares vested during 2007, 2006 and 2005, was $2.8 million, $1.6 million and $2.0 million, respectively.

The board of directors approved amendments to the restricted stock plan during 1998 permitting deferral by participants of the receipt of restricted stock prior to the lapse of restrictions. Due to deferred compensation legislation passed in 2004, participants are no longer allowed to make voluntary deferral elections under the stock programs.

The compensation cost that has been included in income from continuing operations pertaining to both stock option and restricted stock plans was $11.3 million, $15.9 million and $30.3 million for 2007, 2006 and 2005, respectively. The corresponding total income tax benefits recognized in the income statements were $4.3 million, $6.0 million and $11.3 million for 2007, 2006 and 2005, respectively.

Consistent with Tennessee state law, only new or authorized, but unissued, shares may be utilized in connection with any issuance of FHN common stock which may be required as a result of share based compensation awards. FHN historically obtains authorization from the Board of Directors to repurchase any shares that may be issued at the time a plan is approved or amended. Repurchases are authorized to be made in the open market or through privately negotiated transactions and will be subject to market conditions, accumulation of excess equity, and prudent capital management. FHN does not currently expect to repurchase a material number of shares related to the plans during the next annual period.

Dividend reinvestment plan. The Dividend Reinvestment and Stock Purchase Plan (the Plan) authorizes the sale of FHN's common stock from shares acquired on the open market to shareholders who choose to invest all or a portion of their cash dividends and make optional cash payments of $25 to $10,000 per quarter without paying commissions. The price of shares purchased on the open market is the average price paid.

Note 22 ❑ Business Segment Information

FHN has four business segments, Retail/Commercial Banking, Mortgage Banking, Capital Markets and Corporate. The Retail/Commercial Banking segment offers financial products and services, including traditional lending and deposit taking, to retail and commercial customers. Additionally, Retail/Commercial Banking provides investments, insurance, financial planning, trust services and asset management, credit card, cash management, check clearing, and correspondent services. On March 1, 2006, FHN sold its national merchant processing business. The divestiture was accounted for as a discontinued operation which is included in the Retail/Commercial Banking segment. The Mortgage Banking segment consists of core mortgage banking elements including originations and servicing and the associated ancillary revenues related to these businesses. The Capital Markets segment consists of traditional capital markets securities activities, structured finance, equity research, investment banking, loan sales and portfolio advisory. The Corporate segment consists of restructuring, repositioning and efficiency initiatives, unallocated corporate expenses, expense on subordinated debt issuances and preferred stock, bank-owned life insurance, unallocated interest income associated with excess equity, net impact of raising incremental capital, revenue and expense associated with deferred compensation plans, funds management, and venture capital. Periodically, FHN adapts its segments to reflect changes in expense allocations between segments. Previously reported amounts have been reclassified to agree with current presentation. Effective January 1, 2006, FHN adopted SFAS No. 123-R and retroactively applied the provisions of the standard. Accordingly, results for prior periods have been adjusted to reflect expensing of share-based compensation.

Total revenue, expense and asset levels reflect those which are specifically identifiable or which are allocated based on an internal allocation method. Because the allocations are based on internally developed assignments and allocations, they are to an extent subjective. This assignment and allocation has been consistently applied for all periods presented. The following table reflects the amounts of consolidated revenue, expense, tax, and assets for each segment for the three years ended December 31:

(Dollars in thousands)		**2007**	2006	2005
Consolidated	Net interest income	**$ 940,642**	$ 996,937	$ 984,027
	Provision for loan losses	**272,765**	83,129	67,678
	Noninterest income	**859,949**	1,166,893	1,307,256
	Noninterest expense	**1,843,433**	1,742,621	1,626,894
	(Loss)/income before income taxes	**(315,607)**	338,080	596,711
	(Benefit)/provision for income taxes	**(140,731)**	87,278	185,988
	Net (loss)/income from continuing operations	**(174,876)**	250,802	410,723
	Income from discontinued operations, net of tax	**4,765**	210,767	17,072
	Net (loss)/income before cumulative effect of changes in accounting principle	**(170,111)**	461,569	427,795
	Cumulative effect of changes in accounting principle, net of tax	**-**	1,345	(3,098)
	Net (loss)/income	**$ (170,111)**	$ 462,914	$ 424,697
	Average assets	**$38,175,420**	$38,764,567	$36,560,436
	Depreciation, amortization and MSR impairment	**$ 131,634**	$ 144,806	$ 377,075
	Expenditures for long-lived assets	**33,539**	100,263	95,661

Certain previously reported amounts have been reclassified to agree with current presentation.

Note 22 ❑ Business Segment Information (continued)

(Dollars in thousands)		2007	2006	2005
Retail/Commercial Banking	Net interest income	**$ 870,534**	$ 920,021	$ 862,677
	Provision for loan losses	**265,162**	83,199	67,064
	Noninterest income	**398,589**	447,656	426,914
	Noninterest expense	**795,546**	850,035	779,256
	Income before income taxes	**208,415**	434,443	443,271
	Provision for income taxes	**68,193**	126,362	134,824
	Income from continuing operations	**140,222**	308,081	308,447
	Income from discontinued operations, net of tax	**4,765**	210,767	17,072
	Income before cumulative effect of changes in accounting principle	**144,987**	518,848	325,519
	Cumulative effect of changes in accounting principle, net of tax	**-**	522	(3,098)
	Net income	**$ 144,987**	$ 519,370	$ 322,421
	Average assets	**$23,724,019**	$23,209,913	$21,459,673
	Depreciation, amortization and MSR impairment	**$ 100,338**	$ 108,305	$ 104,481
	Expenditures for long-lived assets	**23,693**	83,039	68,290
Mortgage Banking	Net interest income	**$ 76,471**	$ 93,455	$ 147,242
	Provision for loan losses	**(69)**	(70)	617
	Noninterest income	**91,204**	385,273	503,395
	Noninterest expense	**503,769**	475,640	463,048
	(Loss)income before income taxes	**(336,025)**	3,158	186,972
	(Benefit)/provision for income taxes	**(139,485)**	(1,366)	65,212
	Net (loss)/income before cumulative effect of changes in accounting principle	**(196,540)**	4,524	121,760
	Cumulative effect of changes in accounting principle, net of tax	**-**	414	-
	Net (loss)/income	**$ (196,540)**	$ 4,938	$ 121,760
	Average assets	**$ 6,414,481**	$ 6,376,871	$ 6,304,561
	Depreciation, amortization and MSR impairment*	**$ 18,883**	$ 22,315	$ 249,151
	Expenditures for long-lived assets	**7,547**	9,569	22,347
Capital Markets	Net interest (expense)	**$ (11,545)**	$ (15,346)	$ (28,488)
	Noninterest income	**342,091**	395,342	365,062
	Noninterest expense	**301,176**	332,083	310,166
	Income before income taxes	**29,370**	47,913	26,408
	Provision for income taxes	**10,861**	17,861	9,925
	Income before cumulative effect of changes in accounting principle	**18,509**	30,052	16,483
	Cumulative effect of changes in accounting principle, net of tax	**-**	179	-
	Net income	**$ 18,509**	$ 30,231	$ 16,483
	Average assets	**$ 4,048,644**	$ 4,970,775	$ 5,294,638
	Depreciation and amortization	**$ 10,157**	$ 13,366	$ 11,730
	Expenditures for long-lived assets	**847**	2,298	2,662

* Effective January 1, 2006, FHN elected early adoption of SFAS No. 156 which requires MSR to be measured at fair value both initially and prospectively; thus, amortization and impairment are no longer recorded.

Certain previously reported amounts have been reclassified to agree with current presentation.

Note 22 ❑ Business Segment Information (continued)

(Dollars in thousands)		2007	2006	2005
Corporate	Net interest income/(expense)	**$ 5,182**	$ (1,193)	$ 2,596
	Provision for loan losses	**7,672**	-	(3)
	Noninterest income	**28,065**	(61,378)	11,885
	Noninterest expense	**242,942**	84,863	74,424
	Loss before income taxes	**(217,367)**	(147,434)	(59,940)
	Income tax benefit	**(80,300)**	(55,579)	(23,973)
	Loss before cumulative effect of changes in accounting principle	**(137,067)**	(91,855)	(35,967)
	Cumulative effect of changes in accounting principle, net of tax	**-**	230	-
	Net loss	**$ (137,067)**	$ (91,625)	$ (35,967)
	Average assets	**$3,988,276**	$4,207,008	$3,501,564
	Depreciation and amortization	**$ 2,256**	$ 820	$ 11,713
	Expenditures for long-lived assets	**1,452**	5,357	2,362

Certain previously reported amounts have been reclassified to agree with current presentation.

Note 23 ❑ Fair Value of Financial Instruments

Accounting standards require the disclosure of estimated fair values of all asset, liability and off-balance sheet financial instruments. The following fair value estimates are determined as of a specific point in time utilizing various assumptions and estimates. The use of assumptions and various valuation techniques, as well as the absence of secondary markets for certain financial instruments, will likely reduce the comparability of fair value disclosures between financial institutions. In some cases, book value is a reasonable estimate of fair value due to the relatively short period of time between origination of the instrument and its expected realization. The following table summarizes the book value and estimated fair value of financial instruments recorded in the Consolidated Statements of Condition as well as off-balance sheet commitments as of December 31, 2007 and 2006:

	December 31, 2007		December 31, 2006	
(Dollars in thousands)	Book Value	Fair Value	Book Value	Fair Value
Assets:				
Loans, net of unearned income:				
Floating	**$14,412,617**	**$14,405,781**	$15,216,402	$15,215,112
Fixed	**7,407,609**	**7,423,458**	6,805,666	6,764,631
Nonaccrual	**283,290**	**283,290**	82,837	82,837
Allowance for loan losses	**(342,341)**	**(342,341)**	(216,285)	(216,285)
Total net loans	**21,761,175**	**21,770,188**	21,888,620	21,846,295
Liquid assets	**2,897,680**	**2,897,680**	3,451,319	3,451,319
Loans held for sale	**3,751,590**	**3,789,845**	2,873,577	2,890,048
Securities available for sale	**3,032,551**	**3,032,551**	3,923,215	3,923,215
Securities held to maturity	**240**	**242**	269	272
Derivative assets	**208,747**	**208,747**	169,032	169,032
Nonearning assets	**1,846,879**	**1,846,879**	1,850,010	1,850,010
Liabilities:				
Deposits:				
Defined maturity	**$ 6,012,551**	**$ 6,042,083**	$ 9,441,679	$ 9,445,258
Undefined maturity	**11,019,734**	**11,019,734**	10,771,553	10,771,553
Total deposits	**17,032,285**	**17,061,817**	20,213,232	20,216,811
Short-term borrowings	**8,829,735**	**8,829,735**	7,010,269	7,010,269
Long-term debt	**6,828,417**	**6,636,214**	5,836,360	5,833,129
Derivative liabilities	**123,580**	**123,580**	74,398	74,398
Other noninterest-bearing liabilities	**713,538**	**713,538**	938,681	938,681
Preferred stock of subsidiary	**295,277**	**217,500**	295,270	309,563
	Contractual Amount	Fair Value	Contractual Amount	Fair Value
Off-Balance Sheet Commitments:				
Loan commitments	**$14,099,224**	**$ 5,212**	$16,061,088	$ 7,163
Other commitments	**809,133**	**7,671**	818,438	7,719

Certain previously reported amounts have been reclassified to agree with current presentation.

The following describes the assumptions and methodologies used to estimate the fair value for financial instruments:

Floating rate loans. With the exception of floating rate 1-4 family residential mortgage loans, the fair value is approximated by the book value. Floating rate 1-4 family residential mortgage loans reprice annually and will lag movements in market rates; whereas, commercial and consumer loans typically reprice monthly. The fair value for floating rate 1-4 family mortgage loans is calculated by discounting future cash flows to their present value. Future cash flows are discounted to their present value by using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same time period. Prepayment assumptions based on historical prepayment speeds and industry speeds for similar loans have been applied to the floating rate 1-4 family residential mortgage portfolio.

Note 23 ❑ Fair Value of Financial Instruments (continued)

Fixed rate loans. The fair value is estimated by discounting future cash flows to their present value. Future cash flows are discounted to their present value by using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same time period. Prepayment assumptions based on historical prepayment speeds and industry speeds for similar loans have been applied to the fixed rate mortgage and installment loan portfolios.

Nonaccrual loans. The fair value is approximated by the book value.

Allowance for loan losses. The fair value is approximated by the book value. Additionally, the credit exposure known to exist in the loan portfolio is embodied in the allowance for loan losses.

Liquid assets. The fair value is approximated by the book value. For the purpose of this disclosure, liquid assets consist of federal funds sold, securities purchased under agreements to resell, capital markets securities inventory, mortgage banking trading securities, and investment in bank time deposits.

Loans held for sale. Fair value of mortgage loans held for sale is based primarily on quoted market prices. Fair value of home equity lines of credit held for sale is based upon market values as evidenced in prior securitizations. Fair value of other loans held for sale is approximated by their carrying values.

Securities available for sale. Fair values are based primarily on quoted market prices.

Securities held to maturity. Fair values for marketable securities are based primarily on quoted market prices.

Derivative assets. Fair values are based primarily on quoted market prices.

Nonearning assets. The fair value is approximated by the book value. For the purpose of this disclosure, nonearning assets include cash and due from banks, accrued interest receivable and capital markets receivables.

Defined maturity deposits. The fair value is estimated by discounting future cash flows to their present value. Future cash flows are discounted by using the current market rates of similar instruments applicable to the remaining maturity. For the purpose of this disclosure, defined maturity deposits include all certificates of deposit and other time deposits.

Undefined maturity deposits. The fair value is approximated by the book value. For the purpose of this disclosure, undefined maturity deposits include demand deposits, checking interest accounts, savings accounts, and money market accounts.

Short-term borrowings. The fair value of federal funds purchased, securities sold under agreements to repurchase, commercial paper, trading liabilities, and other short-term borrowings is approximated by the book value.

Long-term debt. The fair value is approximated by the present value of the contractual cash flows discounted by the investor's yield which considers FHN's and FTBNA's debt ratings.

Derivative liabilities. Fair values are based primarily on quoted market prices.

Other noninterest-bearing liabilities. For the purpose of this disclosure, other noninterest-bearing liabilities include accrued interest payable and capital markets payables. The fair value is approximated by the book value.

Preferred stock of subsidiary. The fair value is approximated by the current trade amount of similar instruments.

Loan Commitments. Fair values are based on fees charged to enter into similar agreements taking into account the remaining terms of the agreements and the counterparties' credit standing.

Other Commitments. Fair values are based on fees charged to enter into similar agreements.

Note 24 ❑ Securitizations

During 2007 and 2006, FHN securitized $23.5 billion and $22.4 billion, respectively, of single-family residential loans in primarily proprietary and agency securitization transactions, and the resulting securities were sold as senior and subordinate certificates. In 2007 and 2006, FHN recognized net pre-tax gains of $113.2 million and $279.2 million, respectively, from the sale of securitized loans which includes gains recognized on the capitalization of MSR associated with these loans. In 2007 and 2006, FHN capitalized approximately $363.3 million and $416.0 million, respectively, in originated MSR. These MSR, as well as other MSR held by FHN, are discussed further in Note 6 – Mortgage Servicing Rights. In certain cases, FHN continues to service and receive servicing fees related to the securitized loans, and has also retained residual interest certificates or financial assets including excess interest (structured as interest-only strips), principal-only strips, interest-only strips, or subordinated bonds. FHN received annual servicing fees approximating .28 percent in 2007 and .33 percent in 2006 of the outstanding balance of underlying mortgage loans. FHN received annual servicing fees approximating .50 percent in 2007 and 2006 of the outstanding balance of underlying loans for HELOC securitizations. Additionally, FHN retained rights to future cash flows on the HELOC securitizations arising after investors in the securitization trust have received the return for which they contracted. The investors and the securitization trusts have no recourse to other assets of First Horizon Home Loans or FHN for failure of debtors to pay when due.

The sensitivity of the current fair value of all retained or purchased interests for MSR to immediate 10 percent and 20 percent adverse changes in assumptions on December 31, 2007, are as follows:

(Dollars in thousands except for annual cost to service)	First Liens	Second Liens	HELOC
December 31, 2007			
Fair value of retained interests	$1,122,415	$25,832	$11,573
Weighted average life (in years)	5.4	2.6	2.9
Annual prepayment rate	16.0%	30.9%	42.0%
Impact on fair value of 10% adverse change	$ (51,647)	$ (1,426)	$ (733)
Impact on fair value of 20% adverse change	(98,892)	(2,707)	(1,399)
Annual discount rate on servicing cash flows	11.1%	14.0%	18.0%
Impact on fair value of 10% adverse change	$ (41,043)	$ (674)	$ (295)
Impact on fair value of 20% adverse change	(79,167)	(1,313)	(574)
Annual cost to service (per loan)*	$ 56	$ 50	$ 50
Impact on fair value of 10% adverse change	(14,213)	(465)	(293)
Impact on fair value of 20% adverse change	(28,425)	(929)	(585)
Annual earnings on escrow	3.8%	4.3%	4.4%
Impact on fair value of 10% adverse change	$ (26,170)	$ (697)	$ (412)
Impact on fair value of 20% adverse change	(54,942)	(1,393)	(825)

* The annual cost to service includes an incremental cost to service delinquent loans. Historically, this fair value sensitivity disclosure has not included this incremental cost. The annual cost to service first-lien mortgage loans without the incremental cost to service delinquent loans was $50 as of December 31, 2007.

Note 24 ❑ Securitizations (continued)

The sensitivity of the current fair value of retained interests for other residuals to immediate 10 percent and 20 percent adverse changes in assumptions on December 31, 2007, are as follows:

(Dollars in thousands except for annual cost to service)	Excess Interest IO	Certificated PO	IO	Subordinated Bonds	Residual Interest Certificates 2nd Liens	Residual Interest Certificates HELOC
December 31, 2007						
Fair value of retained interests	$396,701	$14,850	$ 526	$23,123	$5,036	$13,556
Weighted average life (in years)	6.6	4.3	6.4	10.3	2.5	2.1
Annual prepayment rate	12.8%	18.5%	14.8%	14.9%	29.0%	35.0%
Impact on fair value of 10% adverse change	$ (19,006)	$ (626)	$ (26)	$ (268)	$ (53)	$ (493)
Impact on fair value of 20% adverse change	(36,546)	(1,320)	(50)	(563)	(96)	(929)
Annual discount rate on residual cash flows	12.1%	13.9%	12.7%	33.3%	33.0%	31.0%
Impact on fair value of 10% adverse change	$ (15,855)	$ (537)	$ (22)	$ (1,492)	$ (196)	$ (558)
Impact on fair value of 20% adverse change	(30,505)	(1,039)	(43)	(2,826)	(369)	(1,051)

These sensitivities are hypothetical and should not be considered to be predictive of future performance. As the figures indicate, changes in fair value based on a 10 percent variation in assumptions generally cannot necessarily be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated independently from any change in another assumption. In reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities. Furthermore, the estimated fair values as disclosed should not be considered indicative of future earnings on these assets.

FHN uses assumptions and estimates in determining the fair value allocated to retained interests at the time of initial securitization. The key economic assumptions used to measure the fair value of the MSR at the date of securitization or loan sale were as follows:

	First Liens	Second Liens	HELOC
2007			
Weighted average life (in years)	5.9 – 8.0	2.7 – 3.1	1.7 – 1.8
Annual prepayment rate	10.0% – 15.7%	26% – 30%	43% – 44%
Annual discount rate	9.2% – 10.9%	14.0%	18.0%
Annual cost to service (per loan)*	$54 – $59	$50	$50
Annual earnings on escrow	3.8% – 5.0%	3.80% – 5.32%	5.32%
2006			
Weighted average life (in years)	5.7 – 7.8	2.7 – 2.9	1.7 – 2.0
Annual prepayment rate	10.6% – 16.3%	25% – 35%	45% – 55%
Annual discount rate	9.4% – 11.4%	14.0%	18.0%
Annual cost to service (per loan)*	$56 – $58	$50	$50
Annual earnings on escrow	4.2% – 4.9%	2.0% – 5.3%	2.0% – 5.3%

* The annual cost to service includes an incremental cost to service delinquent loans. Historically, the disclosure of annual cost to service assumptions has not included this incremental cost. The range of annual cost to service loans without the incremental cost to service delinquent loans was $48-$50 for MSR capitalized during the year ended December 31, 2007.

Note 24 ☐ Securitizations (continued)

The key economic assumptions used to measure the fair value of other retained interests at the date of securitization were as follows:

	Excess Interest IO	Certificated PO	Subordinated Bond
2007			
Weighted average life (in years)	5.2 – 9.4	3.1 – 5.8	5.8 – 10.8
Annual prepayment rate	8.2% – 17.1%	14.6% – 23.8%	12.0% – 18.0%
Annual discount rate	11.5% – 12.3%	6.1% – 14.9%	7.9% – 127.2%
2006			
Weighted average life (in years)	6.9 – 8.4	3.2 – 5.6	N/A
Annual prepayment rate	7.8% – 12.0%	14.7% – 24.0%	N/A
Annual discount rate	11.5%	5.0% – 16.2%	N/A

FTN Financial Capital Assets Corporation (FTNFCAC), an indirect wholly-owned subsidiary of FHN, enters into transactions where mortgage loans are purchased, pooled, securitized and sold. During 2007 and 2006, $414.9 million and $189.4 million of mortgage loans were sold for pre-tax gains of $3.0 million and $2.1 million, respectively, that were recognized in capital markets noninterest income. FTNFCAC does not retain servicing rights or any other form of retained interest on these securitizations.

For the years ended December 31, 2007, 2006 and 2005, cash flows received and paid related to securitizations were as follows:

(Dollars in thousands)	**2007**	2006	2005
Proceeds from initial securitizations	**$23,892,261**	$22,639,364	$30,359,513
Servicing fees retained*	**331,641**	344,337	287,290
Purchases of GNMA guaranteed mortgages	**160,928**	159,666	212,145
Purchases of delinquent or foreclosed assets	**13,948**	8,015	9,260
Other cash flows received on retained interests	**95,699**	55,602	76,425

* Includes servicing fees on originated, securitized and purchased MSR.
Certain previously reported amounts have been reclassified to agree with current presentation.

As of December 31, 2007, the principal amount of loans securitized and other loans managed with them, and the principal amount of delinquent loans, in addition to net credit losses during 2007 are as follows:

(Dollars in thousands)	Total Principal Amount of Loans	Principal Amount of Delinquent Loans*	Net Credit Losses**
	On December 31, 2007		**For the Year Ended December 31, 2007**
Type of loan:			
Real estate residential	$ 88,887,888	$362,254	$47,314
Total loans managed or securitized***	88,887,888	$362,254	$47,314
Loans securitized and sold	(77,982,723)		
Loans held for sale or securitization	(3,113,280)		
Loans held in portfolio	$ 7,791,885		

* Loans 90 days or more past due include $190.7 million of GNMA guaranteed mortgages.
** Principal amount of loans securitized and sold includes $72.5 million of loans securitized through FNMA or FHLMC. FHN retains interests other than servicing rights on a portion of these securitized loans. No delinquency or net credit loss data is included for the loans securitized through FNMA or FHMLC because these agencies retain credit risk. The remainder of loans securitized and sold were securitized through properietary trusts, where FHN retained interests other than servicing rights.
*** Securitized loans are real estate residential loans in which FHN has a retained interest other than servicing rights.

Note 25 ❑ Derivatives and Off-Balance Sheet Arrangements

In the normal course of business, FHN utilizes various financial instruments, through its mortgage banking, capital markets and risk management operations, which include derivative contracts and credit-related arrangements, as part of its risk management strategy and as a means to meet customers' needs. These instruments are subject to credit and market risks in excess of the amount recorded on the balance sheet in accordance with generally accepted accounting principles. The contractual or notional amounts of these financial instruments do not necessarily represent credit or market risk. However, they can be used to measure the extent of involvement in various types of financial instruments. Controls and monitoring procedures for these instruments have been established and are routinely reevaluated. The Asset/Liability Committee (ALCO) monitors the usage and effectiveness of these financial instruments.

Credit risk represents the potential loss that may occur because a party to a transaction fails to perform according to the terms of the contract. The measure of credit exposure is the replacement cost of contracts with a positive fair value. FHN manages credit risk by entering into financial instrument transactions through national exchanges, primary dealers or approved counterparties, and using mutual margining agreements whenever possible to limit potential exposure. With exchange-traded contracts, the credit risk is limited to the clearinghouse used. For non-exchange traded instruments, credit risk may occur when there is a gain in the fair value of the financial instrument and the counterparty fails to perform according to the terms of the contract and/or when the collateral proves to be of insufficient value. Market risk represents the potential loss due to the decrease in the value of a financial instrument caused primarily by changes in interest rates, mortgage loan prepayment speeds or the prices of debt instruments. FHN manages market risk by establishing and monitoring limits on the types and degree of risk that may be undertaken. FHN continually measures this risk through the use of models that measure value-at-risk and earnings-at-risk.

Derivative Instruments. FHN enters into various derivative contracts both in a dealer capacity, to facilitate customer transactions, and also as a risk management tool. Where contracts have been created for customers, FHN enters into transactions with dealers to offset its risk exposure. Derivatives are also used as a risk management tool to hedge FHN's exposure to changes in interest rates or other defined market risks.

Derivative instruments are recorded on the Consolidated Statements of Condition as other assets or other liabilities measured at fair value. Fair value is defined as the amount FHN would receive or pay in the market to replace the derivatives as of the valuation date. Fair value is determined using available market information and appropriate valuation methodologies. For a fair value hedge, changes in the fair value of the derivative instrument and changes in the fair value of the hedged asset or liability are recognized currently in earnings. For a cash flow hedge, changes in the fair value of the derivative instrument, to the extent that it is effective, are recorded in accumulated other comprehensive income and subsequently reclassified to earnings as the hedged transaction impacts net income. Any ineffective portion of a cash flow hedge is recognized currently in earnings. For freestanding derivative instruments, changes in fair value are recognized currently in earnings. Cash flows from derivative contracts are reported as operating activities on the Consolidated Statements of Cash Flows.

Interest rate forward contracts are over-the-counter contracts where two parties agree to purchase and sell a specific quantity of a financial instrument at a specified price, with delivery or settlement at a specified date. Futures contracts are exchange-traded contracts where two parties agree to purchase and sell a specific quantity of a financial instrument at a specific price, with delivery or settlement at a specified date. Interest rate option contracts give the purchaser the right, but not the obligation, to buy or sell a specified quantity of a financial instrument, at a specified price, during a specified period of time. Caps and floors are options that are linked to a notional principal amount and an underlying indexed interest rate. Interest rate swaps involve the exchange of interest payments at specified intervals between two parties without the exchange of any underlying principal. Swaptions are options on interest rate swaps that give the purchaser the right, but not the obligation, to enter into an interest rate swap agreement during a specified period of time.

<u>Mortgage Banking</u>

Mortgage banking interest rate lock commitments are short-term commitments to fund mortgage loan applications in process (the pipeline) for a fixed term at a fixed price. During the term of an interest rate lock commitment, First Horizon Home Loans, a division of First Tennessee Bank National Association, has the risk that interest rates will change from the rate quoted to the borrower. First Horizon Home Loans enters into forward sales contracts with respect to fixed rate loan commitments and futures contracts with respect to adjustable rate loan commitments as economic hedges designed to protect the value of the interest rate lock commitments from changes in value due to changes in interest rates. Under SFAS No. 133, interest rate lock commitments qualify as derivative financial instruments and as such do not qualify for hedge accounting treatment. As a result, the interest rate lock commitments are recorded at fair value, exclusive of the value of associated servicing rights, with changes in fair value recorded in current earnings as gain or loss on the sale of loans in mortgage banking noninterest income. Changes in the fair value of the derivatives that serve as economic hedges of interest rate lock commitments are also included in current earnings as a component of gain or loss on the sale of loans in mortgage banking noninterest income.

See Note 1 – Summary of Significant Accounting Policies – for impact of SAB No. 109 on the valuation of interest rate lock commitments.

First Horizon Home Loans' warehouse (mortgage loans held for sale) is subject to changes in fair value, due to fluctuations in interest rates from the loan closing date through the date of sale of the loan into the secondary market. Typically, the fair value of the warehouse declines in value when interest rates increase and rises in value when interest rates decrease. To mitigate this risk, First Horizon Home Loans enters into forward sales contracts and futures contracts to provide an economic hedge against those changes in fair value on a significant portion of the warehouse. These derivatives are recorded at fair value with changes in fair value recorded in current earnings as a component of the gain or loss on the sale of loans in mortgage banking noninterest income.

To the extent that these interest rate derivatives are designated to hedge specific similar assets in the warehouse and prospective analyses indicate that high correlation is expected, the hedged loans are considered for hedge accounting under SFAS No. 133. Anticipated correlation is determined by projecting a dollar offset relationship for each tranche based on anticipated changes in the fair value of the hedged mortgage loans and the related derivatives, in response to various interest rate shock scenarios. Hedges are reset daily and the statistical correlation is calculated using these daily data points. Retrospective hedge effectiveness is measured using the regression correlation results. First Horizon Home Loans generally maintains a coverage ratio (the ratio of expected change in the fair value of derivatives to expected change in the fair value of hedged assets) of approximately 100 percent on warehouse loans hedged under SFAS No. 133. Effective SFAS No. 133 hedging results in adjustments to the recorded value of the hedged loans. These basis adjustments, as well as the change in fair value of derivatives attributable to effective hedging, are included as a component of the gain or loss on the sale of loans in mortgage banking noninterest income.

Warehouse loans qualifying for SFAS No. 133 hedge accounting treatment totaled $2.6 billion and $1.2 billion on December 31, 2007 and 2006, respectively. The balance sheet impacts of the related derivatives were net liabilities of $18.8 million and net assets of $1.8 million on December 31, 2007 and 2006, respectively. Net losses of $15.5 million and $11.5 million representing the ineffective portion of these fair value hedges were recognized as a component of gain or loss on sale of loans for the years ended December 31, 2007 and 2006, respectively.

In 2006, due to adoption of SFAS No. 156, First Horizon began revaluing MSR to current fair value each month. Changes in fair value are included in servicing income in mortgage banking noninterest income. First Horizon Home Loans also enters into economic hedges of the MSR to minimize the effects of loss in value of MSR associated with increased prepayment activity that generally results from declining interest rates. In a rising interest rate environment, the value of the MSR generally will increase while the value of the hedge instruments will decline. First Horizon Home Loans enters into interest rate contracts (including swaps, swaptions, and mortgage forward sales contracts) to hedge against the effects of changes in fair value of its MSR. Substantially all capitalized MSR are hedged for economic purposes.

First Horizon Home Loans utilizes derivatives (including swaps, swaptions, and mortgage forward sales contracts) that change in value inversely to the movement of interest rates to protect the value of its interest-only securities as an economic hedge. Changes in the fair value of these derivatives are recognized currently in earnings in mortgage banking noninterest income as a component of servicing income. Interest-only securities are included in trading securities with changes in fair value recognized currently in earnings in mortgage banking noninterest income as a component of servicing income.

Capital Markets

Capital Markets trades U.S. Treasury, U.S. Agency, mortgage-backed, corporate and municipal fixed income securities, and other securities for distribution to customers. When these securities settle on a delayed basis, they are considered forward contracts. Capital Markets also enters into interest rate contracts, including options, caps, swaps, futures and floors for its customers. In addition, Capital Markets enters into futures contracts to economically hedge interest rate risk associated with its securities inventory. These transactions are measured at fair value, with changes in fair value recognized currently in capital markets noninterest income. Related assets and liabilities are recorded on the balance sheet as other assets and other liabilities. Credit risk related to these transactions is controlled through credit approvals, risk control limits and ongoing monitoring procedures through the Senior Credit Policy Committee.

In 2007, Capital Markets hedged $47.5 million of held-to-maturity trust preferred securities, which have an initial fixed rate term of five years before conversion to a floating rate. Capital Markets has entered into pay fixed, receive floating interest rate swaps to hedge the interest rate risk associated with this initial five year term. The balance sheet impact of those swaps was $1.6 million in other liabilities on December 31, 2007. Interest paid or received for these swaps was recognized as an adjustment of the interest income of the assets whose risk is being hedged.

Interest Rate Risk Management

FHN's ALCO focuses on managing market risk by controlling and limiting earnings volatility attributable to changes in interest rates. Interest rate risk exists to the extent that interest-earning assets and liabilities have different maturity or repricing characteristics. FHN uses derivatives, including swaps, caps, options, and collars, that are designed to moderate the impact on earnings as interest rates change. FHN's interest rate risk management policy is to use derivatives not to speculate but to hedge interest rate risk or market value of assets or liabilities. In addition, FHN has entered into certain interest rate swaps and caps as a part of a product offering to commercial customers with customer derivatives paired with offsetting market instruments that, when completed, are designed to eliminate market risk. These contracts do not qualify for hedge accounting and are measured at fair value with gains or losses included in current earnings in noninterest income.

FHN has entered into pay floating, receive fixed interest rate swaps to hedge the interest rate risk of certain large institutional certificates of deposit, totaling $62.5 million and $61.5 million on December 31, 2007 and 2006, respectively. These swaps have been accounted for as fair value hedges under the shortcut method. The balance sheet impact of these swaps was $43.5 thousand and $1.0 million in other liabilities on December 31, 2007 and 2006, respectfully. Interest paid or received for these swaps was recognized as an adjustment of the interest expense of the liabilities whose risk is being managed.

FHN has entered into pay floating, receive fixed interest rate swaps to hedge the interest rate risk of certain long-term debt obligations, totaling $1.2 billion and $1.1 billion on December 31, 2007 and 2006, respectfully. These swaps have been accounted for as fair value hedges under the shortcut method. The balance sheet impact of these swaps was $30.7 million in other assets and $.7 million in other liabilities on December 31, 2007, and was $1.7 million in other assets and $18.7 million in other liabilities on December 31, 2006. Interest paid or received for these swaps was recognized as an adjustment of the interest expense of the liabilities whose risk is being managed.

In first quarter 2006, FHN determined that derivative transactions used in hedging strategies to manage interest rate risk on subordinated debt related to its trust preferred securities did not qualify for hedge accounting under the shortcut method. As a result, any fluctuations in the market value of the derivatives should have been recorded through the income statement with no corresponding offset to the hedged item. While management believed these hedges would have qualified for hedge accounting under the long haul method, that accounting could not be applied retroactively. FHN evaluated the impact to all quarterly and annual periods since the inception of the hedges and concluded that the impact was immaterial in each previous period. In first quarter 2006, FHN recorded an adjustment to recognize the cumulative impact of these transactions that resulted in a negative $15.6 million impact to noninterest income. FHN subsequently redesignated these hedge relationships under SFAS No. 133 using the long haul method. For the period of time during first quarter 2006 that these hedge relationships were not redesignated under SFAS No. 133, the swaps were measured at fair value with gains or losses included in current earnings. FHN has entered into pay floating, receive fixed interest rate swaps to hedge the interest rate risk of certain subordinated debt totaling $.3 billion on December 31, 2007 and 2006. The balance sheet impact of these swaps was $11.9 million and $18.2 million in other liabilities on December 31, 2007 and 2006, respectively. There was no ineffectiveness related to these hedges. Interest paid or received for these swaps was recognized as an adjustment of the interest expense of the liabilities whose risk is being managed.

FHN has utilized an interest rate swap as a cash flow hedge of the interest payments on floating-rate bank notes with fair values of $100.0 million and $100.6 million on December 31, 2007 and 2006, respectively, and a maturity in first quarter 2009. The balance sheet impact of this swap was $9.8 thousand in other assets and $6.1 thousand, net of tax, in other comprehensive income on December 31, 2007, and was $.6 million in other assets and $.3 million, net of tax, in other comprehensive income on December 31, 2006. There was no ineffectiveness related to this hedge.

Off-Balance Sheet Arrangements

Credit-Related Commitments. FHN enters into fixed and variable loan commitments with customers. When these commitments have contract rate adjustments that lag changes in market rates, the financial instruments have characteristics similar to option contracts. FHN follows the same credit policies and underwriting practices in making commitments as it does for on-balance sheet instruments. Each counterparty's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if any, is based on management's credit evaluation of the counterparty.

Commitments to extend credit are contractual obligations to lend to a customer as long as all established contractual conditions are met. These commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The majority of FHN's loan commitments have maturities less than one year and reflect the prevailing market rates at the time of the commitment. Since commitments may expire without being fully drawn upon, total contractual amounts do not necessarily represent future credit exposure or liquidity requirements.

Other commitments include standby and commercial letters of credit and other credit enhancements. Standby and commercial letters of credit and other credit enhancements are conditional commitments issued by FHN to guarantee the performance and/or payment of a customer to a third party in connection with specified transactions. The credit risk involved in issuing these commitments is essentially the same as that involved in extending loan facilities to customers, as performance under any of these facilities would result in a loan being funded to the customer.

FHN services loans for others, and, in some cases, provides guarantees or recourse on the serviced loans. See Note 18 – Restrictions, Contingencies and Other Disclosures for additional information.

Note 25 ❑ Derivatives and Off-Balance Sheet Arrangements (continued)

The following is a summary of each class of credit-related commitments outstanding on December 31:

(Dollars in millions)	**2007**	2006
Commitments to extend credit:		
Consumer credit card lines	**$ 1,711.8**	$ 2,186.1
Consumer home equity	**5,899.3**	6,861.0
Commercial real estate and construction and land development	**2,731.1**	3,567.8
Commercial and other	**3,757.0**	3,446.2
Total loan commitments	**14,099.2**	16,061.1
Other commitments:		
Standby letters of credit	**767.1**	771.9
Other	**42.1**	46.5
Total loan and other commitments	**$14,908.4**	$16,879.5

Variable Interest Entities. Under the provisions of FIN 46-R, FHN is deemed to be the primary beneficiary and required to consolidate a VIE if it has a variable interest that will absorb the majority of the VIE's expected losses, receive the majority of expected residual returns, or both. A VIE exists when equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities by itself. A variable interest is a contractual, ownership or other interest that changes with changes in the fair value of the VIE's net assets or the VIE's cash flows. Expected losses and expected residual returns are measures of variability in the expected cash flow of a VIE.

FTBNA owns variable interests in certain trusts which have issued mandatorily redeemable preferred capital securities ("trust preferred securities"). These trusts meet the definition of a VIE of which FTBNA is the primary beneficiary: the trusts' only assets are junior subordinated debentures. At December 31, 2007 total assets of the consolidated entities totaled $40 million. FTBNA's maximum exposure to loss for these VIE was $30 million at December 31, 2007. FTBNA consolidated the trusts on the Consolidated Statements of Condition in loans held to maturity and classified the securities owned by third parties as term borrowings. See Note 10 – Long-Term Debt for further detail. Additionally, FHN holds $331.5 million and $174.0 million of trust preferred securities as loans held for sale and loans held to maturity, respectively, as of December 31, 2007, which also represents FHN's maximum exposure to loss. The related issuing trusts are not consolidated because FHN is not considered the primary beneficiary.

Since 1997, First Tennessee Housing Corporation (FTHC), a wholly-owned subsidiary, makes equity investments as a limited partner, in various partnerships that sponsor affordable housing projects utilizing the Low Income Housing Tax Credit (LIHTC) pursuant to Section 42 of the Internal Revenue Code. The purpose of these investments is to achieve a satisfactory return on capital and to support FHN's community reinvestment initiatives. The activities of the limited partnerships include the identification, development, and operation of multi-family housing that is leased to qualifying residential tenants generally within FHN's primary geographic region. On December 31, 2007 and 2006, FTHC's maximum exposure to loss resulting from LIHTC investments was $118.0 million and $121.3 million, respectively. This represents the investment value of $111.8 million and $100.5 million included in "Other assets" on the Consolidated Statements of Condition and unfunded commitments of $6.2 million and $20.8 million on December 31, 2007 and 2006, respectively.

In 2007 and 2006, FTBNA established several Delaware statutory trusts (Trusts), for the purpose of engaging in secondary market financing. On December 31, 2007 and 2006, the amount of retail real estate residential loans used to collateralize secured borrowings was $766.0 million and $590.9 million, respectively. Except for recourse due to breaches of standard representations and warranties made by FTBNA in connection with the sale of the retail real estate residential loans by FTBNA to the Trusts, the creditors of the Trusts hold no recourse to the assets of FTBNA.

Note 26 ❑ Restructuring, Repositioning, and Efficiency

Throughout 2007, FHN has conducted an ongoing, company-wide review of business practices with the goal of improving overall profitability and productivity. In addition, in 2007 management announced its intention to sell 34 full-service First Horizon Bank branches in its national banking markets, as well as plans to right size First Horizon Home Loans' mortgage banking operations and balance sheet utilization and to downsize FHN's national lending operations, in order to redeploy capital to higher-return businesses. Net costs recognized in the twelve months ended December 31, 2007 related to restructuring, repositioning, and efficiency activities were $98.7 million. Of this amount, $47.9 million represents exit costs that have been accounted for in accordance with Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS No. 146).

Significant expenses for 2007 resulted from the following actions:

- Expense of $20.4 million associated with organizational and compensation changes for right sizing operating segments and consolidating functional areas.
- Non-core business repositioning costs of $17.4 million, including costs associated with the exit of the collectible coin merchandising business and the transition of the non-prime mortgage origination business to a broker model.
- Expense of $17.2 million related to other restructuring, repositioning, and efficiency initiatives, including facilities consolidation, procurement centralization, multi-sourcing and the divestiture of certain loan portfolios.
- Costs of $24.3 million related to the divestiture of 34 full-service First Horizon Bank locations in Virginia, Maryland, Georgia, and Texas, including $13.9 million for the writedown of goodwill and other intangibles; partially offset by $15.7 million of gains realized in 2007 from the disposition of 15 of these locations.
- Expense of $11.3 million related to the restructuring of mortgage operations through office closures, associated sales force decreases, and the reduction of management and support staff and downsizing of national lending operations through the reduction of consumer and construction sales forces and decreasing management, support staff and back-office costs.
- Expense of $17.4 million for asset impairments related to the discontinuance of technology projects.
- Transaction costs of $6.4 million from sales of mortgage servicing rights.

Provision for loan losses of $7.7 million of expenses were incurred during 2007 in relation to the divestiture of a non-strategic loan portfolio. The gains realized in 2007 from the disposition of 15 First Horizon Bank branches are included in the noninterest income section of the Consolidated Statements of Income as gains on divestitures, while the transaction costs recognized in the fourth quarter of 2007 from selling mortgage servicing rights are recorded as a reduction of mortgage banking income in the noninterest income section of the Consolidated Statements of Income. All other costs associated with the restructuring, repositioning, and efficiency initiatives implemented by management are included in the noninterest expense section of the Consolidated Statements of Income, including severance and other employee-related costs recognized in relation to such initiatives which are recorded in employee compensation, incentives, and benefits, facilities consolidation costs and related asset impairment costs which are included in occupancy, costs associated with the impairment of premises and equipment which are included in equipment rentals, depreciation, and maintenance, and other costs associated with such initiatives, including professional fees, intangible asset impairment costs, asset impairment costs related to the discontinuence of technology projects, and asset impairment and repositioning costs associated with the exit from the collectible coin merchandising business, which are included in all other expense and goodwill impairment. In total, $.2 million in gains were recognized in first quarter 2008 in relation to the divestiture of ten First Horizon Bank branches in Texas. Additionally, as part of its strategy to reduce its national real estate portfolio, FHN announced in January 2008 that it was discontinuing national homebuilder and commercial real estate lending through its First Horizon Construction Lending offices. Pre-tax expenses of approximately $5 to $10 million are anticipated to be recognized in relation to the continuing implementation of the existing restructuring, repositioning, and efficiency initiatives through first quarter 2008. At this time, the exact amounts of these additional charges are still being determined.

Activity in the restructuring and repositioning liability for 2007 is presented in the following table, along with other restructuring and repositioning expenses recognized. All costs associated with the restructuring, repositioning, and efficiency initiatives implemented in 2007 are recorded as unallocated corporate charges within the Corporate segment.

(Dollars in thousands)	2007	
	Charged to Expense	Liability
Beginning Balance	$ -	$ -
Severance and other employee related costs*	25,532	25,532
Facility consolidation costs	13,131	13,131
Other exit costs, professional fees and other	9,255	9,255
Total Accrued	47,918	47,918
Payments**	-	27,081
Accrual reversals	-	1,162
Restructuring and Repositioning Reserve Balance	$ 47,918	$19,675
Other Restructuring & Repositioning (Income) and Expense:		
Loan portfolio divestiture	7,672	
Mortgage banking expense on servicing sale	6,428	
Gain on First Horizon Bank branch divestiture	(15,695)	
Impairment of premises and equipment	9,288	
Impairment of intangible assets	13,999	
Impairment of other assets	29,108	
Total Other Restructuring and Repositioning Income and Expense	50,800	
Total Restructuring, Repositioning Charges	$ 98,718	

* Includes $1.2 million of deferred severance-related payments that will be paid after 2008.
** Includes payments related to:

	2007
Severance and other employee related costs	$15,174
Facility consolidation costs	3,992
Other exit costs, professional fees and other	7,915
	$27,081

Note 27 ❑ Parent Company Financial Information

Following are condensed statements of the parent company:

Statements of Condition	December 31	
(Dollars in thousands)	**2007**	2006
Assets:		
Cash	$ -	$ 32
Securities purchased from subsidiary bank under agreements to resell	**20,025**	185,328
Total cash and cash equivalents	**20,025**	185,360
Interest-bearing deposits with other financial institutions	**206,054**	20,577
Securities available for sale	**7,191**	42,342
Notes receivable	**3,700**	3,700
Investments in subsidiaries:		
Bank	**2,298,517**	2,649,142
Non-bank	**28,155**	33,973
Other assets	**302,207**	303,553
Total assets	**$2,865,849**	$3,238,647
Liabilities and shareholders' equity:		
Commercial paper and other short-term borrowings	**$ 2,076**	$ 5,620
Accrued employee benefits and other liabilities	**307,220**	330,275
Long-term debt	**420,957**	440,362
Total liabilities	**730,253**	776,257
Shareholders' equity	**2,135,596**	2,462,390
Total liabilities and shareholders' equity	**$2,865,849**	$3,238,647

Statements of Income	Year Ended December 31		
(Dollars in thousands)	**2007**	2006	2005
Dividend income:			
Bank	**$ 230,000**	$415,000	$220,065
Non-bank	**11,292**	4,763	5,484
Total dividend income	**241,292**	419,763	225,549
Interest income	**6,266**	6,675	4,096
Other income	**(1,656)**	(12,569)	164
Total income	**245,902**	413,869	229,809
Interest expense:			
Short-term debt	**395**	365	487
Long-term debt	**26,935**	27,001	21,243
Total interest expense	**27,330**	27,366	21,730
Compensation, employee benefits and other expense	**39,041**	33,452	43,072
Total expense	**66,371**	60,818	64,802
Income before income taxes	**179,531**	353,051	165,007
Income tax benefit	**(30,486)**	(36,844)	(34,079)
Income before cumulative effect of changes in accounting principle	**210,017**	389,895	199,086
Cumulative effect of changes in accounting principle, net of tax	**-**	127	-
Income before equity in undistributed net income of subsidiaries	**210,017**	390,022	199,086
Equity in undistributed net (loss)/income of subsidiaries:			
Bank	**(372,265)**	73,345	225,053
Non-bank	**(7,863)**	(453)	558
Net (loss)/income	**$(170,111)**	$462,914	$424,697

Note 27 ❑ Parent Company Financial Information (continued)

Statements of Cash Flows	Year Ended December 31		
(Dollars in thousands)	**2007**	2006	2005
Operating activities:			
Net income	**$(170,111)**	$ 462,914	$ 424,697
Less undistributed net income of subsidiaries	**(380,128)**	72,892	225,611
Income before undistributed net income of subsidiaries	**210,017**	390,022	199,086
Adjustments to reconcile income to net cash provided by operating activities:			
Deferred income tax (benefit)/provision	**(9,838)**	(928)	2,572
Depreciation and amortization	**5,239**	2,716	1,767
Cumulative effect of changes in accounting principle	**-**	(127)	-
Stock-based compensation expense	**4,968**	4,455	11,549
Loss on sale of securities	**3,641**	174	641
Net decrease/(increase) in interest receivable and other assets	**14,617**	(39,641)	(28,890)
Net (decrease)/increase in interest payable and other liabilities	**(14,030)**	30,249	18,616
Total adjustments	**4,597**	(3,102)	6,255
Net cash provided by operating activities	**214,614**	386,920	205,341
Investing activities:			
Securities:			
Sales and prepayments	**30,606**	38	62
Purchases	**(550)**	(3,475)	(175)
(Increase)/decrease in interest-bearing deposits with financial institutions	**(185,477)**	(4,100)	14,300
Advances to subsidiaries	**-**	(30,000)	-
Repayment of advances to subsidiaries	**-**	30,000	-
Return on investment in subsidiary	**-**	127	1,290
Cash investments in subsidiaries	**589**	(687)	(16,632)
Net cash used by investing activities	**(154,832)**	(8,097)	(1,155)
Financing activities:			
Common stock:			
Exercise of stock options	**34,542**	57,082	41,289
Cash dividends	**(225,011)**	(223,386)	(214,024)
Repurchase of shares	**(1,104)**	(165,572)	(488)
Long-term debt:			
Payment	**(30,000)**	-	(22,897)
Decrease in short-term borrowings	**(3,544)**	(5,075)	(13,017)
Net cash used by financing activities	**(225,117)**	(336,951)	(209,137)
Net (decrease)/increase in cash and cash equivalents	**(165,335)**	41,872	(4,951)
Cash and cash equivalents at beginning of year	**185,360**	143,488	148,439
Cash and cash equivalents at end of year	**$ 20,025**	$ 185,360	$ 143,488
Total interest paid	**$ 27,426**	$ 26,840	$ 20,977
Total income taxes paid	**11,390**	102,685	171,930

Certain previously reports amounts have been reclassified to agree with current presentation.

CONSOLIDATED HISTORICAL STATEMENTS OF INCOME (Unaudited)

(Dollars in millions except per share data)	**2007**	2006	2005	2004	2003	2002	Growth Rates (%) 07/06	07/02*
Interest income:								
Interest and fees on loans	**$1,621.9**	$1,591.0	$1,133.5	$ 774.7	$ 657.6	$ 666.0	1.9 +	19.5 +
Investment securities	**188.7**	188.1	125.2	104.4	111.3	143.2	0.3 +	5.7 +
Loans held for sale	**253.6**	288.2	377.9	226.8	229.1	184.0	12.0 -	6.6 +
Trading securities inventory	**174.2**	171.1	138.5	53.4	50.5	43.7	1.8 +	31.9 +
Other earning assets	**67.5**	90.7	65.1	7.5	4.9	5.3	25.6 -	66.3 +
Total interest income	**2,305.9**	2,329.1	1,840.2	1,166.8	1,053.4	1,042.2	1.0 -	17.2 +
Interest expense:								
Deposits:								
Savings	**115.9**	88.5	44.4	19.6	19.8	33.1	31.0 +	28.5 +
Time deposits	**136.6**	120.3	79.0	60.1	57.1	71.2	13.5 +	13.9 +
Other interest-bearing deposits	**25.9**	24.5	15.5	4.8	3.8	6.2	5.7 +	33.1 +
Certificates of deposit $100,000 and more	**369.3**	493.2	364.1	108.0	69.4	79.8	25.1 -	35.9 +
Interest on trading liabilities	**51.5**	76.1	80.2	20.0	22.1	16.0	32.3 -	26.3 +
Interest on short-term borrowings	**294.1**	248.9	171.9	47.8	40.0	51.7	18.2 +	41.6 +
Interest on long-term debt	**372.0**	280.7	101.1	50.2	35.4	28.6	32.5 +	67.0 +
Total interest expense	**1,365.3**	1,332.2	856.2	310.5	247.6	286.6	2.5 +	36.6 +
Net interest income	**940.6**	996.9	984.0	856.3	805.8	755.6	5.6 -	4.5 +
Provision for loan losses	**272.8**	83.1	67.7	48.3	86.7	92.2	228.3 +	24.2 +
Net interest income after provision	**667.8**	913.8	916.3	808.0	719.1	663.4	26.9 -	0.1 +
Noninterest income:								
Capital markets	**334.4**	383.0	353.0	376.5	538.9	448.0	12.7 -	5.7 -
Deposit transactions and cash management	**175.3**	168.6	156.2	148.5	146.7	143.3	4.0 +	4.1 +
Mortgage banking	**69.5**	370.6	479.6	444.8	649.5	436.7	81.3 -	30.8 -
Trust services and investment management	**40.3**	41.5	44.6	47.3	45.9	48.4	2.8 -	3.6 -
Insurance commissions	**31.7**	46.6	54.1	56.1	57.8	50.4	31.9 -	8.9 -
Revenue from loan sales and securitizations	**23.9**	51.7	47.6	23.1	-	2.3	53.8 -	60.4 +
Equity securities (losses)/gains, net	**(7.5)**	10.3	(.5)	2.0	8.5	(9.4)	NM	NM
Debt securities gains/(losses), net	**6.3**	(75.9)	-	18.7	(6.1)	.2	NM	NM
Gains on divestitures	**15.7**	-	7.0	1.2	12.5	2.3	NM	NM
All other income and commissions	**170.4**	170.5	165.7	163.6	145.7	140.9	-	3.9 +
Total noninterest income	**860.0**	1,166.9	1,307.3	1,281.8	1,599.4	1,263.1	26.3 -	7.4 -
Adjusted gross income after provision	**1,527.8**	2,080.7	2,223.6	2,089.8	2,318.5	1,926.5	26.6 -	4.5 -
Noninterest expense:								
Employee compensation, incentives and benefits	**968.1**	1,023.7	988.9	899.8	1,004.8	835.8	5.4 -	3.0 +
Occupancy	**131.2**	116.7	104.2	87.6	81.8	75.3	12.4 +	11.7 +
Operations services	**74.2**	70.0	71.9	59.6	59.2	52.2	5.9 +	7.3 +
Equipment rentals, depreciation and maintenance	**72.9**	73.9	74.4	70.4	67.0	66.7	1.3 -	1.8 +
Communications and courier	**43.9**	53.2	54.4	47.9	49.1	44.1	17.5 -	0.1 -
Amortization of intangible assets	**11.0**	11.5	10.7	6.2	5.3	5.0	4.4 -	17.1 +
Goodwill impairment	**84.1**	-	-	-	-	-	NM	NM
All other expense	**458.0**	393.6	322.4	290.3	376.8	323.6	16.4 +	7.2 +
Total noninterest expense	**1,843.4**	1,742.6	1,626.9	1,461.8	1,644.0	1,402.7	5.8 +	5.6 +
(Loss)/income before income taxes	**(315.6)**	338.1	596.7	628.0	674.5	523.8	NM	NM
(Benefit)/provision for income taxes	**(140.7)**	87.3	186.0	197.9	229.3	168.5	NM	NM
(Loss)/income from continuing operations	**(174.9)**	250.8	410.7	430.1	445.2	355.3	NM	NM
Income from discontinued operations, net of tax	**4.8**	210.8	17.1	15.6	7.4	6.6	NM	NM
(Loss)/income before cumulative effect of changes in accounting principle	**(170.1)**	461.6	427.8	445.7	452.6	361.9	NM	NM
Cumulative effect of changes in accounting principle, net of tax	**-**	1.3	(3.1)	-	-	-	NM	-
Net(loss)/income	**$ (170.1)**	$ 462.9	$ 424.7	$ 445.7	$ 452.6	$ 361.9	NM	NM
Fully taxable equivalent adjustment	**$ .7**	$ 1.2	$ 1.1	$ 1.1	$ 1.3	$ 1.5	41.7 -	14.1 -
(Loss)/earnings per common share from continuing operations	**$ (1.39)**	$ 2.02	$ 3.27	$ 3.45	$ 3.51	$ 2.80	NM	NM
(Loss)/earnings per common share before cumulative effect of changes in accounting principle	**$ (1.35)**	$ 3.71	$ 3.41	$ 3.57	$ 3.57	$ 2.86	NM	NM
(Loss)/earnings per common share	**$ (1.35)**	$ 3.72	$ 3.38	$ 3.57	$ 3.57	$ 2.86	NM	NM
Diluted (loss)/earnings per common share from continuing operations	**$ (1.39)**	$ 1.96	$ 3.17	$ 3.35	$ 3.40	$ 2.73	NM	NM
Diluted (loss)/earnings per common share before cumulative effect of changes in accounting principle	**$ (1.35)**	$ 3.61	$ 3.31	$ 3.47	$ 3.46	$ 2.78	NM	NM
Diluted (loss)/earnings per common share	**$ (1.35)**	$ 3.62	$ 3.28	$ 3.47	$ 3.46	$ 2.78	NM	NM

* Compound annual growth rate.
Certain previously reported amounts have been reclassified to agree with current presentation.
NM – Due to the variable nature of these items the growth rate is considered to be not meaningful.

CONSOLIDATED AVERAGE BALANCE SHEETS AND RELATED YIELDS AND RATES (Unaudited)

(Fully taxable equivalent) *(Dollars in millions)*	2007 Average Balance	2007 Interest Income/ Expense	2007 Average Yields/ Rates	2006 Average Balance	2006 Interest Income/ Expense	2006 Average Yields/ Rates	Average Balance Growth(%) 07/06
Assets:							
Earning assets:							
Loans, net of unearned income**	**$22,106.7**	**$1,622.3**	**7.34%**	$21,504.2	$1,591.4	7.40%	2.8 +
Loans held for sale	**3,876.2**	**253.6**	**6.54**	4,336.6	288.2	6.64	10.6 -
Investment securities:							
U.S. Treasuries	**99.0**	**4.8**	**4.83**	56.8	2.7	4.72	74.3 +
U.S. government agencies	**3,033.2**	**172.0**	**5.67**	3,161.5	173.3	5.48	4.1 -
States and municipalities	**1.8**	**-**	**.90**	1.9	-	1.26	5.3 -
Other	**246.2**	**12.0**	**4.89**	261.3	12.8	4.90	5.8 -
Total investment securities	**3,380.2**	**188.8**	**5.59**	3,481.5	188.8	5.42	2.9 -
Capital markets securities inventory	**2,172.9**	**115.0**	**5.29**	2,394.0	127.5	5.33	9.2 -
Mortgage banking trading securities	**483.9**	**59.4**	**12.28**	403.0	43.7	10.84	20.1 +
Other earning assets:							
Federal funds sold and securities purchased under agreements to resell	**1,355.0**	**65.7**	**4.85**	1,892.5	89.2	4.71	28.4 -
Interest-bearing deposits with other financial institutions	**30.5**	**1.8**	**5.97**	30.5	1.5	5.02	-
Total other earning assets	**1,385.5**	**67.5**	**4.88**	1,923.0	90.7	4.72	28.0 -
Total earning assets	**33,405.4**	**2,306.6**	**6.91**	34,042.3	2,330.3	6.85	1.9 -
Allowance for loan losses	**(234.1)**			(204.7)			14.4 +
Cash and due from banks	**821.5**			787.4			4.3 +
Capital markets receivables	**156.8**			173.1			9.4 -
Premises and equipment, net	**433.7**			432.3			.3 +
Other assets	**3,592.1**			3,534.2			1.6 +
Total assets/Interest income	**$38,175.4**	**$2,306.6**		$38,764.6	$2,330.3		1.5 -
Liabilities and shareholders' equity:							
Interest-bearing liabilities:							
Interest-bearing deposits:							
Savings	**$ 3,567.6**	**$ 115.9**	**3.25%**	$ 3,191.4	$ 88.5	2.77%	11.8 +
Time deposits	**2,909.0**	**136.6**	**4.69**	2,795.3	120.3	4.30	4.1 +
Other interest bearing deposits	**1,845.6**	**25.9**	**1.40**	1,848.1	24.5	1.32	.1 -
Total interest-bearing core deposits	**8,322.2**	**278.4**	**3.34**	7,834.8	233.3	2.98	6.2 +
Certificates of deposit $100,000 and more	**6,892.3**	**369.3**	**5.36**	9,747.7	493.2	5.06	29.3 -
Federal funds purchased and securities sold under agreements to repurchase	**4,853.6**	**229.1**	**4.72**	4,562.9	208.9	4.58	6.4 +
Capital markets trading liabilities	**950.6**	**51.5**	**5.42**	1,338.9	76.1	5.68	29.0 -
Commercial paper and other short-term borrowings	**1,345.7**	**65.0**	**4.83**	795.0	40.0	5.04	69.3 +
Long-term debt	**6,567.7**	**372.0**	**5.67**	5,062.4	280.7	5.55	29.7 +
Total interest-bearing liabilities	**28,932.1**	**1,365.3**	**4.72**	29,341.7	1,332.2	4.54	1.4 -
Noninterest-bearing deposits	**5,099.3**			5,169.2			1.4 -
Capital markets payables	**179.3**			231.8			22.6 -
Other liabilities	**1,245.9**			1,303.6			4.4 -
Guaranteed preferred beneficial interests in First Horizon's junior subordinated debentures (Note 11)	**-**			-			-
Preferred stock of subsidiary (Note 12)	**295.3**			295.3			-
Shareholders' equity	**2,423.5**			2,423.0			-
Total liabilities and shareholders' equity/Interest expense	**$38,175.4**	**$1,365.3**		$38,764.6	$1,332.2		1.5 -
Net interest income-tax equivalent basis/Yield		**$ 941.3**	**2.82%**		$ 998.1	2.93%	
Fully taxable equivalent adjustment		**(.7)**			(1.2)		
Net interest income		**$ 940.6**			$ 996.9		
Net interest spread			**2.19%**			2.31%	
Effect of interest-free sources used to fund earning assets			**.63**			.62	
Net interest margin			**2.82%**			2.93%	

Certain previously reported amounts have been reclassified to agree with current presentation.
Yields and corresponding income amounts are adjusted to a fully taxable equivalent. Earning assets yields are expressed net of unearned income. Rates are expressed net of unamortized debenture cost for long-term debt. Net interest margin is computed using total net interest income.

2005			2004			2003			2002			Average Balance Growth(%)
Average Balance	Interest Income/ Expense	Average Yields/ Rates	Average Balance	Interest Income/ Expense	Average Yields/ Rates	Average Balance	Interest Income/ Expense	Average Yields/ Rates	Average Balance	Interest Income/ Expense	Average Yields/ Rates	07/02*
$18,334.7	$1,133.9	6.18%	$15,440.5	$ 775.1	5.02%	$12,679.8	$ 658.1	5.19%	$10,645.6	$ 666.6	6.26%	15.7 +
5,980.1	377.9	6.32	4,123.5	226.8	5.50	4,397.2	229.1	5.21	3,013.1	184.0	6.11	5.2 +
41.7	1.1	2.57	48.4	.8	1.67	45.3	.7	1.62	55.5	1.7	3.04	12.3 +
2,635.3	115.1	4.37	2,194.9	95.6	4.35	2,107.6	88.7	4.21	1,819.7	106.8	5.87	10.8 +
4.7	.2	5.01	10.8	.7	6.52	22.1	1.5	6.80	34.9	2.5	7.30	44.7 -
224.5	9.4	4.21	217.0	7.9	3.65	388.5	21.1	5.45	570.2	33.0	5.78	15.5 -
2,906.2	125.8	4.33	2,471.1	105.0	4.25	2,563.5	112.0	4.37	2,480.3	144.0	5.80	6.4 +
2,155.6	101.4	4.70	753.1	26.8	3.56	894.3	33.7	3.76	734.4	31.2	4.25	24.2 +
303.5	37.2	12.27	221.3	26.7	12.05	154.7	16.9	10.94	131.3	12.6	9.55	29.8 +
2,288.0	64.8	2.83	722.2	7.4	1.03	656.3	4.8	.73	404.8	5.2	1.30	27.3 +
8.1	.3	3.47	8.6	.1	1.04	1.7	.1	.82	1.8	.1	2.07	76.1 +
2,296.1	65.1	2.83	730.8	7.5	1.03	658.0	4.9	.73	406.6	5.3	1.30	27.8 +
31,976.2	1,841.3	5.75	23,740.3	1,167.9	4.91	21,347.5	1,054.7	4.93	17,411.3	1,043.7	5.99	13.9 +
(175.3)			(165.2)			(160.3)			(151.2)			9.1 +
726.0			717.2			729.7			761.4			1.5 +
574.0			212.2			460.1			256.2			9.4 -
394.2			364.4			300.7			246.3			12.0 +
3,065.3			2,436.9			2,455.9			2,180.0			10.5 +
$36,560.4	$1,841.3		$27,305.8	$1,167.9		$25,133.6	$1,054.7		$20,704.0	$1,043.7		13.0 +
$ 2,843.1	$ 44.4	1.56%	$ 2,614.4	$ 19.6	.75%	$ 2,532.7	$ 19.8	.78%	$ 2,537.0	$ 33.1	1.30%	7.1 +
2,242.8	79.0	3.52	1,947.0	60.1	3.08	1,866.3	57.1	3.06	1,937.1	71.2	3.68	8.5 +
1,770.5	15.5	.87	1,525.5	4.8	.32	1,433.1	3.8	.26	1,323.2	6.2	.47	6.9 +
6,856.4	138.9	2.03	6,086.9	84.5	1.39	5,832.1	80.7	1.38	5,797.3	110.5	1.91	7.5 +
10,896.3	364.1	3.34	6,875.3	108.0	1.57	5,165.5	69.4	1.34	3,843.0	79.8	2.08	12.4 +
4,582.2	136.6	2.98	3,685.2	45.1	1.22	3,712.7	36.9	.99	3,134.3	45.5	1.45	9.1 +
1,519.3	80.2	5.28	527.0	20.0	3.80	547.1	22.1	4.04	360.3	16.0	4.44	21.4 +
994.8	35.3	3.55	136.7	2.7	1.96	151.1	3.1	2.06	177.1	6.2	3.50	50.0 +
2,560.1	101.1	3.96	2,248.0	50.2	2.24	1,342.9	35.4	2.64	685.5	28.6	4.17	57.1 +
27,409.1	856.2	3.12	19,559.1	310.5	1.59	16,751.4	247.6	1.48	13,997.5	286.6	2.05	15.6 +
5,263.1			4,673.3			5,114.0			4,034.5			4.8 +
404.0			174.9			401.5			193.4			1.5 -
1,077.3			960.3			915.1			741.8			10.9 +
-			-			100.0			100.0			100.0 -
229.9			.5			22.2			44.3			46.1 +
2,177.0			1,937.7			1,829.4			1,592.5			8.8 +
$36,560.4	$ 856.2		$27,305.8	$ 310.5		$25,133.6	$ 247.6		$20,704.0	$ 286.6		13.0 +
	$ 985.1	3.08%		$ 857.4	3.61%		$ 807.1	3.78%		$ 757.1	4.35%	
	(1.1)			(1.1)			(1.3)			(1.5)		
	$ 984.0			$ 856.3			$ 805.8			$ 755.6		
		2.63%			3.32%			3.45%			3.94%	
		.45			.29			.33			.41	
		3.08%			3.61%			3.78%			4.35%	

* Compound annual growth rate
** Includes loans on nonaccrual status.
NM – The growth rate is considered to be not meaningful.

Notwithstanding anything to the contrary set forth in any of our filings with the Securities and Exchange Commission under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate future filings by reference, including the annual report on Form 10-K or the proxy statement, in whole or in part, the following "Information Concerning Certain Officer Certifications" is not a component of any such filings and shall not be incorporated by reference into any such filings. It is disclosed in our annual report to shareholders and accompanies our proxy statement in accordance with applicable rules of the New York Stock Exchange.

Information Concerning Certain Officer Certifications

Our chief executive officer and our chief financial officer each year make certain certifications that are included as Exhibits 31(a) and 31(b) to our annual report on Form 10-K which is filed with the Securities and Exchange Commission.

A copy of our most recent annual report on Form 10-K, including the financial statements and schedules thereto, is available free of charge to each shareholder of record upon written request to the treasurer, First Horizon National Corporation, P.O. Box 84, Memphis, Tennessee 38101. Each such written request must set forth a good faith representation that as of the record date specified in the notice of our 2008 annual shareholders meeting the person making the request was a beneficial owner of a security entitled to vote at the annual meeting of shareholders. The exhibits to the annual report on Form 10-K also will be supplied upon written request to the treasurer and payment to us of the cost of furnishing the requested exhibit or exhibits. That report (including Exhibits 31(a) and 31(b)) also is available to the public without charge through the U.S. Securities and Exchange Commission's website at www.sec.gov.

In addition, shortly after our 2007 shareholders meeting, our chief executive officer submitted a certification to the New York Stock Exchange concerning our compliance with certain listing requirements related to corporate governance. That certification contained no qualifications.

Total Shareholder Return Performance Graph

Notwithstanding anything to the contrary set forth in any of our previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate future filings by reference, including this proxy statement, in whole or in part, the following Total Shareholder Return Performance Graph shall not be incorporated by reference into any such filings.

The following graph compares the yearly percentage change in our cumulative total shareholder return with returns based on the Standard and Poor's 500 index and a peer group consisting of the top 30 bank holding companies in the U.S. based on asset size as of September 30, 2007 as reported in *American Banker* (Top 30).

Total Shareholder Return
2002-2007



$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
2002
2003
2004
2005
2006
2007
First Horizon National Corp
S&P 500 Index
Top 30 Banks

	2002	2003	2004	2005	2006	2007
First Horizon National Corp	$100.00	$126.04	$127.79	$119.04	$134.96	$ 64.44
Top 30 Banks	$100.00	$135.40	$149.81	$154.16	$181.60	$150.70
S&P 500 Index	$100.00	$ 76.63	$ 96.85	$105.56	$108.73	$123.54

Source: SNL

The preceding graph assumes $100 is invested on December 31, 2002 and dividends are reinvested. Returns are market-capitalization weighted.

The Top 30 consists of the following (with First Horizon excluded): Citigroup Inc., Bank of America Corporation, JPMorgan Chase & Co., Wachovia Corporation, Wells Fargo & Company, U.S. Bancorp, Bank of New York Company, Inc., SunTrust Banks, Inc., Capital One Financial Corporation, National City Corporation, State Street Corporation, Regions Financial Corporation, PNC Financial Services Group, Inc., BB&T Corporation, Fifth Third Bancorp, KeyCorp, Northern Trust Corporation, M&T Bank Corporation, Comerica Incorporated, Marshall & Ilsley Corporation, UnionBanCal Corporation, Huntington Bancshares Incorporated, Zions Bancorporation, Commerce Bancorp, Inc., Popular, Inc., Synovus Financial Corp., Colonial BancGroup, Inc., Associated Banc-Corp, and Webster Financial Corporation.

CORPORATE OFFICERS

MICHAEL D. ROSE
Chairman of the Board

GERALD L. BAKER
President and
Chief Executive Officer

CHARLES G. BURKETT
President
Tennessee and National Banking

JOHN M. DANIEL
Executive Vice President
Employee Services

HERBERT H. HILLIARD
Executive Vice President
Risk Management
Government Relations and CRA

D. BRYAN JORDAN
Executive Vice President
Chief Financial Officer

JAMES F. KEEN
Executive Vice President
Corporate Controller

PETER F. MAKOWIECKI
President
Mortgage Banking

MARION L. MCDOUGALL
Executive Vice President
Enterprise Operations (as of 1/21/08)

MARK A. MEDFORD
President
FTN Financial

SARAH L. MEYERROSE
President
Emerging National Businesses

GREG OLIVIER
Executive Vice President
Chief Credit Officer

CHARLES T. TUGGLE, JR.
Executive Vice President
General Counsel (as of 1/1/08)

THOMAS C. ADAMS, JR.
Executive Vice President
Funds Management and
Corporate Treasurer

CLYDE A. BILLINGS JR.
Senior Vice President
Assistant General Counsel and
Corporate Secretary

BOARD OF DIRECTORS

MICHAEL D. ROSE
Chairman of the Board
First Horizon National Corporation

GERALD L. BAKER
President and Chief Executive Officer
First Horizon National Corporation

ROBERT C. BLATTBERG
Timothy W. McGuire Distinguished Service
Professor of Marketing
Tepper School of Management
Carnegie Mellon University

ROBERT B. CARTER
Executive Vice President
FedEx Information Services and
Chief Information Officer, FedEx Corporation

SIMON F. COOPER
President and Chief Operating Officer
The Ritz-Carlton Hotel Company, L.L.C.

JAMES A. HASLAM III
Chief Executive Officer
Pilot Travel Centers, LLC

R. BRAD MARTIN
Chairman
RBM Venture Company

VICKI R. PALMER
Executive Vice President
Financial Services and Administration
Coca-Cola Enterprises Inc.

COLIN V. REED
Chairman of the Board
President and Chief Executive Officer
Gaylord Entertainment Company

MARY F. SAMMONS
Chairman
President and Chief Executive Officer
Rite Aid Corporation

WILLIAM B. SANSOM
Chairman of the Board and Chief Executive Officer
The H.T. Hackney Company

LUKE YANCY III
President and Chief Executive Officer
Mid-South Minority Business Council

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HOW TO REACH US

NATIONAL HEADQUARTERS
165 Madison Avenue
Memphis, TN 38103
(800) 489-4040
www.FHNC.com

CAREER OPPORTUNITIES
(800) 489-4040, dial 1, then ext. 5308
www.FHNCareers.com

COMMUNITY RELATIONS
(866) 365-4313
E-mail: PWAviotti@FirstHorizon.com

FINANCIAL SERVICES AND PRODUCT INFORMATION
(877) 242-9889
www.FirstHorizon.com

FIRST TENNESSEE BANK
(800) 382-5465
www.FirstTennessee.com

FIRST HORIZON HOME LOANS
(800) 615-0822
www.FirstHorizon.com

FTN FINANCIAL
(800) 456-5460
www.FTNFinancial.com

INVESTOR RELATIONS
(800) 410-4577
E-mail: InvestorRelations@FirstHorizon.com

MEDIA RELATIONS
(800) 355-0340
E-mail: AHicks@FirstHorizon.com

SHAREHOLDER RELATIONS
TRANSFER AGENT: WELLS FARGO
(877) 536-3558
www.WellsFargo.com/ShareownerServices

TICKER SYMBOL
NYSE:FHN

FIRST HORIZON NATIONAL CORPORATION

END